     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 25, 1997

                                                      REGISTRATION NO. 333-29581
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 2
                                       TO


                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           --------------------------

                           LAYNE CHRISTENSEN COMPANY
             (Exact name of Registrant as specified in its charter)

                                    DELAWARE
         (State or other jurisdiction of Incorporation or Organization)

                                   48-0920712
                    (I.R.S. Employer Identification Number)
                          1900 SHAWNEE MISSION PARKWAY
                          MISSION WOODS, KANSAS 66205
                                 (913) 362-0510
   (Address and telephone number of Registrant's principal executive offices)
                           --------------------------

                              KENT B. MAGILL, ESQ.
                           LAYNE CHRISTENSEN COMPANY
                          1900 SHAWNEE MISSION PARKWAY
                          MISSION WOODS, KANSAS 66205
                                 (913) 362-0510
 (Name, address, including ZIP code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

        PETER F. KERMAN, ESQ.                     DAVID B. MILLER, ESQ.
           Latham & Watkins                        Faegre & Benson LLP
            75 Willow Road                         2200 Norwest Center
     Menlo Park, California 94025                90 South Seventh Street
            (415) 328-4600                  Minneapolis, Minnesota 55402-3901
                                                      (612) 336-3000

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If the Registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of the Form, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JULY 25, 1997


PROSPECTUS

DATED       , 1997

                                5,000,000 SHARES

                                     [LOGO]

                           LAYNE CHRISTENSEN COMPANY
                                  COMMON STOCK

Of the 5,000,000 shares of Common Stock offered hereby, 2,006,565 shares are being sold by Layne Christensen Company, a Delaware corporation ("Layne Christensen" or the "Company"), and 2,993,435 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of shares by the Selling Stockholders.


The Common Stock is quoted on the Nasdaq National Market under the symbol "LAYN." On July 21, 1997, the last reported sale price of the Common Stock was $21 1/8 per share. See "Price Range of Common Stock."



SEE "RISK FACTORS" COMMENCING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                                 Proceeds to
                                         Price to    Underwriting Proceeds to      Selling
                                          Public     Discount(1)  Company(2)    Stockholders
Per Share............................   $             $            $              $
Total(3).............................   $             $            $              $

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses of the offering payable by the Company estimated at $700,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to an aggregate of 750,000 additional shares of Common Stock, solely to cover over-allotments, if any, at the per share Price to Public less the Underwriting Discount. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be
    $         , $         and $         , respectively. See "Underwriting."

The shares of Common Stock are offered by the Underwriters, subject to prior sale when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates representing shares of Common Stock will be made at the offices of Piper Jaffray Inc. in Minneapolis, Minnesota on or about
          , 1997.

PIPER JAFFRAY INC.                                       DILLON, READ & CO. INC.

                           LAYNE CHRISTENSEN COMPANY
                              WORLDWIDE LOCATIONS

    Description of graphics on inside front cover of Prospectus: Map of world with inset showing United States detail, with star indicating location of corporate headquarters in Mission Woods, Kansas; white dots indicating locations pending completion of Stanley Acquisition; and yellow dots showing the following locations of sales and operations offices:

Albany, GA                      Anchorage, AK                   Atlanta, GA
Aurora, IL                      Baton Rouge, LA                 Beecher, IL
Cedar Rapids, IA                Chandler, AZ                    Cleveland, MS
Columbus, OH                    Denver, CO                      Edwardsburg, MI
Elk City, OK                    El Paso, TX                     Eunice, LA
Fontana, CA (2)                 Garden City, KS                 Grayson, KY
Houston, TX                     Jackson, MS                     Kearney, NE
Lakeland, FL                    Lansing, MI                     Las Vegas, NV
Louisville, KY                  Marshalltown, IA                Memphis, TN
Milwaukee, WI                   Mission Woods, KS               Omaha, NE
Pensacola, FL                   Pooler, GA                      St. Louis, MO (2)
Salt Lake City, UT              San Antonio, TX                 Spokane, WA
Springfield, MO                 Stuttgart, AR                   Suffolk, VA
Tacoma, WA                      Tempe, AZ                       Tyler, TX
Wausau, WI                      West Monroe, LA                 Wichita, KS
Winchester, VA                  Woodland, CA                    Boston, MA
North Bay, Ontario, Canada      Phoenix, AZ                     Calgary, Alberta, Canada
La Paz, Bolivia                 Hermosillo, Sonora, Mexico (2)  Toluca, Mexico
Bangkok, Thailand (2)           Antofagasto, Chile              Santiago, Chile (2)
Lima, Peru (2)                  Stuttgart, Germany              Nice, France

LOCATIONS PENDING COMPLETION OF STANLEY ACQUISITION (INDICATED
  WITH WHITE DOTS):
Malaga Western Australia
Kalgoorlie/Boulder, Western Australia
Accra, West Africa
Obuasi, West Africa
Dar es Salaam, Tanzania

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER THE OFFERING. IN ADDITION, IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) ALSO MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET, IN ACCORDANCE WITH RULE 103 UNDER THE SECURITIES EXCHANGE ACT OF 1934. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. THE "STANLEY ACQUISITION" REFERS TO (I) THE ACQUISITION BY THE COMPANY OF ALL THE OUTSTANDING CAPITAL STOCK OF STANLEY MINING SERVICES LIMITED ("STANLEY") AND CERTAIN RELATED TRANSACTIONS AND THE COSTS AND EXPENSES THEREOF AND (II) THE REPURCHASE BY GLINDEMANN & KITCHING PTY LTD. ("G&K"), STANLEY'S 51% OWNED SUBSIDIARY, OF ALL OF G&K'S CAPITAL STOCK NOT OWNED BY STANLEY, THEREBY MAKING G&K A WHOLLY OWNED SUBSIDIARY OF STANLEY (THE "G&K ACQUISITION"). ALL REFERENCES TO A PARTICULAR "FISCAL YEAR" OF THE COMPANY REFER TO THE TWELVE MONTHS ENDED JANUARY 31 OF THE YEAR REFERENCED, UNLESS OTHERWISE NOTED. EXCEPT WHERE OTHERWISE INDICATED, THE INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED. SEE "UNDERWRITING." SEE "RISK FACTORS" FOR CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY. ALL REFERENCES TO THE "COMPANY" AND "LAYNE CHRISTENSEN" MEAN LAYNE CHRISTENSEN COMPANY, ITS DOMESTIC AND FOREIGN CONSOLIDATED SUBSIDIARIES AND ITS UNCONSOLIDATED FOREIGN AFFILIATES, AND EXCLUDE STANLEY AND G&K, UNLESS THE CONTEXT INDICATES OTHERWISE. UNLESS OTHERWISE INDICATED, ALL CURRENCY INFORMATION IS DENOMINATED IN UNITED STATES DOLLARS.

                                  THE COMPANY


    Layne Christensen provides sophisticated drilling services and related products and services in four principal markets: water supply, mineral exploration, geotechnical construction and environmental. The Company believes it is the largest provider in the United States of water well drilling, well maintenance and environmental drilling services. The Company also believes it is one of the world's largest providers of mineral exploration drilling services and a world leader in diamond drill bit technology. Layne Christensen's customers include municipalities, industrial companies, mining companies and environmental consulting and engineering firms located principally in the United States, Canada, Mexico and South America. Following consummation of the Stanley Acquisition, the Company will gain entry into mineral exploration drilling markets in Australia and West Africa.


    After giving effect to the Stanley Acquisition, on a pro forma basis, the Company would have had $278,070,000 in revenues for fiscal 1997. In addition, the Company's share of foreign affiliate revenues in fiscal 1997 was approximately $41,000,000. Including its share of foreign affiliate revenues, on a pro forma basis after giving effect to the Stanley Acquisition, the Company's domestic operations and international operations, respectively, would have accounted for approximately 62% and 38% of fiscal 1997 revenues. Approximately 88% of the Company's revenues would have been allocated among the Company's services approximately as follows: water well drilling and maintenance, 34%; mineral exploration drilling, 42%; environmental drilling, 7%; and geotechnical and other services, 5%. Approximately 12% of the Company's revenues would have been attributable to product sales, primarily for mineral exploration drilling.

    Layne Christensen believes it is one of only a few companies worldwide that has the drilling expertise, financial resources, equipment and project management skills to conduct large, highly complex drilling projects in the Company's principal markets. As a result of providing water well and mineral exploration drilling services for more than 100 years through its predecessor companies, the Company has developed significant drilling expertise and project management skills and has compiled a broad database of geological and other technical information. The Company has substantial resources, including over 500 rigs and associated capital equipment, approximately 60 sales and operations offices and approximately 1,800 employees (in each case excluding its foreign affiliates).

    In fiscal 1994, following a change in the Company's management, the Company began a program to improve operating efficiencies and reduce costs through office closures, reduced headcount, increased investment in productivity-enhancing capital equipment and improved safety practices. At the same time, it implemented steps to improve margins by emphasizing higher margin, technically demanding work. The implementation of these programs resulted in the Company's gross margin increasing from 23.4% for the twelve months ended January 31, 1994 to 27.5% for fiscal 1997 and its selling, general and administrative expenses, as a percentage of revenues, decreasing from 18.8% to 17.5% over the same period.

    In addition to these operating initiatives, the Company implemented a strategy focused on increasing revenues through acquisitions and internal expansion into new geographical markets and new business lines. As a result of this strategy, the Company's revenues have increased from $169,766,000 in the twelve months ended January 31, 1994 to $222,853,000 in fiscal 1997. During this period, revenues from mineral exploration products and services became a more significant portion of the Company's business, the Company's water well drilling and maintenance revenues remained relatively stable, and the Company's revenues from environmental services declined as a result of an overall decline in the market for such services and the Company's decision not to pursue lower margin, less technically demanding projects.

    The Company's growth strategy is to continue to build upon its sophisticated drilling expertise and technical qualifications and includes the following key components:

        EXPAND MINERAL EXPLORATION DRILLING INTERNATIONALLY. The Company believes that its best mineral exploration drilling opportunities exist in Australasia, Africa and South America. The Company's acquisition of Christensen Boyles Corporation ("CBC") in December 1995 allowed it to enter certain South American mineral exploration markets, including Chile and Peru. The Stanley Acquisition will allow the Company to enter mineral exploration markets in Australia and West Africa. The Company intends to continue to expand its international mineral exploration drilling business through internal expansion and acquisitions.


        ACQUIRE WATER WELL DRILLING BUSINESSES IN THE UNITED STATES. Due to the highly fragmented nature of the United States water well drilling industry, the Company believes there are consolidation opportunities which may be achieved through the acquisition of selected regional water well drilling companies whose operations would benefit from the Company's expertise and resources. For example, in July 1997 the Company acquired Stamm-Scheele Inc., a water well drilling company based near Baton Rouge, Louisiana.


        EXPAND WATER WELL DRILLING INTERNATIONALLY. The Company intends to build its water well drilling business internationally by providing dewatering and water supply services to its mining customers and by responding to growing requirements of many developing countries to access groundwater to satisfy their potable water needs. The Company is currently undertaking water projects in Chile and Indonesia and intends to expand into the water well drilling markets in Mexico, Thailand and certain other foreign locations.

        EXPAND PRESENCE IN GEOTECHNICAL CONSTRUCTION SERVICES. The Company is increasing its activities in the geotechnical construction market, a business line which leverages the Company's technical skills and other core competencies. The Company's strategy is to focus on relatively larger, technically demanding projects using its grouting and ground freezing capabilities. For example, in April 1997, the Company entered into a contract to design and construct the world's largest known groundfreeze project for Echo Bay Mines Ltd.

                               RECENT DEVELOPMENT


    On May 20, 1997, Layne Christensen, through its wholly-owned subsidiary Layne Christensen Australia Pty Limited ("Layne Australia"), made a tender offer to the security holders of Stanley, a company listed on the Australian Stock Exchange. Stanley is a leading Australian mineral exploration drilling company that provides services predominantly to gold mining companies in Australia and West Africa, principally Ghana. As of October 1, 1996, the operations of Stanley have included those of its 51% owned subsidiary, G&K, a leading drilling contractor based and operating in Western Australia that specializes in diamond core exploration drilling for gold projects. The purchase price of the Stanley Acquisition is estimated at $57,990,000, consisting of a cash purchase price for the tender offer estimated at $51,666,000 and an estimated liability of $6,324,000 relating to G&K's obligation to repurchase the remaining 49% of the outstanding capital stock of G&K. The tender offer was consummated on July 25, 1997.


    The Company believes that the Stanley Acquisition will provide the Company with several strategic benefits. The Company will gain entry into the drilling markets of Australia and West Africa, as well as access to the operational expertise of Stanley and G&K, including Stanley's base of Australian expatriate employees in West Africa. The Company believes that Stanley's experience in drill and blast operations will offer the Company's affiliates in South America an opportunity to provide these services in that region. In addition, G&K has significant experience in the design and fabrication, for internal use, of multi-purpose exploration rigs which can alternate between diamond core and reverse circulation drilling; the Company believes this experience will enable it to design improved products for this application. See "The Stanley Acquisition."

                                  THE OFFERING

Common Stock offered:
    By the Company...........................  2,006,565 shares
    By the Selling Stockholders..............  2,993,435 shares
      Total..................................  5,000,000 shares
Common Stock to be outstanding after the
  offering...................................  10,950,522 shares (1)
Use of proceeds..............................  To repay indebtedness incurred in connection with the Stanley Acquisition. See "Use of
                                               Proceeds."
Nasdaq National Market symbol................  LAYN

------------------------


(1) Includes 68,966 shares purchased by Mr. Stanley in connection with the Stanley Acquisition, but does not include options to purchase 206,897 shares of Common Stock granted to Mr. Stanley. Does not include options granted to other key employees to purchase 657,642 shares of Common Stock outstanding as of June 30, 1997 under the Company's stock option plans, 459,974 of which were immediately exercisable or exercisable within 60 days of such date. See "Unaudited Pro Forma Consolidated Financial Statements."


            CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS


    This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. Such statements may be found in the material set forth under "Prospectus Summary," "Risk Factors," "The Stanley Acquisition," "Unaudited Consolidated Pro Forma Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" as well as in the Prospectus generally (including the documents incorporated herein by reference) and are indicated by words or phrases such as "anticipate," "estimate," "project," "believe," "intend," "expect," "plan" and similar words or phrases. Such statements are based on current expectations and are subject to certain risks, uncertainties and assumptions, including but not limited to those discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors." Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially and adversely from those anticipated, estimated or projected. These forward-looking statements are made as of the date of this Prospectus, and the Company assumes no obligation to update such forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in such forward-looking statements.

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                          THREE MONTHS
                                         ENDED APRIL 30,                        YEAR ENDED JANUARY 31,
                               -----------------------------------  ----------------------------------------------
                               PRO FORMA(1)                         PRO FORMA(1)
                                   1997         1997       1996         1997         1997      1996(2)     1995
                               -------------  ---------  ---------  -------------  ---------  ---------  ---------
INCOME STATEMENT DATA:
  Revenues...................      $71,368      $57,750    $53,773     $278,070     $222,853   $167,271   $166,830
  Gross profit...............       19,443       15,605     14,070       77,139       61,251     45,193     43,016
  Operating income...........        3,693        2,446      1,492       16,860       11,321      8,700      6,345
  Equity in earnings of
    foreign affiliates.......          820          820      1,102        3,895        3,895         --         --
  Net income.................        2,055        1,683      1,103       10,298        8,017      4,587      2,960
  Net income per common and
    dilutive equivalent share
    outstanding..............      $  0.18      $  0.18    $  0.12     $   0.91     $   0.88   $   0.61   $   0.40
  Weighted average number of
    common and dilutive
    equivalent shares
    outstanding..............   11,359,472(3) 9,234,000  8,912,000   11,271,472(3) 9,146,000  7,517,000  7,348,000



                                                                    APRIL 30,
                                                            --------------------------            JANUARY 31,
                                                            PRO FORMA(4)                -------------------------------
                                                                1997          1997        1997      1996(2)     1995
                                                            -------------  -----------  ---------  ---------  ---------
BALANCE SHEET DATA:
  Working capital.........................................    $  51,674     $  37,572   $  29,643  $  26,796  $  13,578
  Total assets............................................      224,014       152,841     143,650    134,177     79,094
  Long term debt..........................................       54,552        35,783      30,314     28,428         --
  Total stockholders' equity..............................      105,569        64,500      62,664     53,972     40,273


------------------------
(1) The unaudited pro forma income statement data reflects (i) the Stanley Acquisition; (ii) Stanley's initial purchase of 51% of G&K; and (iii) the offering and the application of the estimated net proceeds to the Company as described in "Use of Proceeds" as if such transactions had occurred on February 1, 1996. See "The Stanley Acquisition" and "Unaudited Pro Forma Consolidated Financial Statements."

(2) In December 1995, the Company completed a merger with CBC which has been accounted for under the purchase method of accounting (see Note 2 of the Notes to the Company's Consolidated Financial Statements) and, accordingly, the Company's consolidated results include the operations of CBC from the date of acquisition.


(3) Reflects the number of shares of Common Stock issued in connection with the Stanley Acquisition and the shares to be sold by the Company in the offering contemplated hereby as if outstanding for the entire year. Amount includes the dilutive effect (under the treasury stock method) of the option to purchase 206,897 shares of Common Stock granted to Mr. Stanley. See "The Stanley Acquisition."


(4) The unaudited pro forma balance sheet data reflects (i) the Stanley Acquisition and (ii) the offering and the application of the estimated net proceeds to the Company as described in "Use of Proceeds" as if such transactions had occurred as of April 30, 1997. See "The Stanley Acquisition" and "Unaudited Pro Forma Consolidated Financial Statements."

                                  RISK FACTORS



    AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES CERTAIN RISKS. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER ALL OF THE INFORMATION SET FORTH IN THIS PROSPECTUS AND, IN PARTICULAR, SHOULD EVALUATE THE FOLLOWING RISK FACTORS BEFORE MAKING AN INVESTMENT IN THE COMMON STOCK.


DEPENDENCE ON MINERAL EXPLORATION AND DEVELOPMENT

    Demand for the Company's mineral exploration drilling services and products depends in part upon the level of mineral exploration and development activities conducted by mining companies, particularly with respect to gold and copper. Mineral exploration is highly speculative and is influenced by a variety of factors, including the prevailing prices for various metals which often fluctuate widely. For example, the price of gold, which has recently declined significantly, is affected by numerous factors, including international economic trends, currency exchange fluctuations, expectations for inflation, speculative activities, consumption patterns, purchases and sales of gold bullion holdings by central banks and others, world production levels and political events. In addition to prevailing prices for minerals, mineral exploration activity is influenced by the economic feasibility of mineral exploration and production, the discovery rate of new mineral reserves, national and international political and economic conditions and the ability of mining companies to access or generate sufficient funds to finance capital expenditures for their activities. In this regard, recent fraudulent activities concerning junior Canadian mining companies could damage the ability of smaller mining companies to raise the capital necessary to conduct mineral exploration activities. These smaller mining companies constitute a substantial portion of new mineral exploration activity. A substantial reduction in mineral exploration and development activity by these smaller mining companies would reduce demand for mineral exploration drilling services and products and could have a material adverse effect on the Company. See "Business--Services and Products" and "-- Customers and Contracts."


DEPENDENCE ON FOREIGN OPERATIONS


    The earnings of the Company are and are expected to be increasingly dependent upon the results of its operations in foreign countries, including among others, Argentina, Bolivia, Canada, Chile, Indonesia, Mexico and Peru and, following the consummation of the Company's acquisition of Stanley, Australia and certain countries in West Africa. Including the Company's share of foreign affiliate revenues, in fiscal 1997, the percentage of the Company's revenues generated by domestic operations and international operations, respectively, was 75% and 25%, and after giving effect to the Stanley Acquisition on a pro forma basis, the percentages would have been 62% and 38%. The Company's foreign operations are subject to certain risks beyond the control of the Company, including political, social and economic instability; war and civil disturbances; taking of property by nationalization or expropriation without fair compensation; changes in government policies and regulations; tariffs, taxes and other trade barriers; exchange controls and limitations on remittance of dividends or other payments to the Company by its foreign subsidiaries and affiliates; and devaluations and fluctuations in currency exchange rates. In particular, land title claims by Australia's indigenous people could affect mineral property rights, which could have an adverse impact on the demand for Stanley's mineral exploration drilling services. Some of the Company's contracts are not and will not be denominated in dollars, and the Company does not currently engage in foreign currency hedging transactions. In addition, the Company does not maintain political risk insurance and its business interruption insurance does not extend to foreign operations. No assurance can be given that any of these risks affecting foreign operations will not have a material adverse effect on the Company.

RISKS ASSOCIATED WITH ACQUISITION STRATEGY

    The Company's business strategy includes growth through acquisitions in the United States and internationally. In May 1997, the Company made a tender offer for all of the outstanding capital stock of Stanley, a publicly held mineral exploration company based in Australia with substantial operations in West

Africa, principally Ghana. The Company acquired CBC in fiscal 1996, resulting in the Company's expansion of its domestic and international mineral exploration drilling activities as well as its entry into the products manufacturing market. No assurance can be given that in the future the Company will successfully identify suitable acquisition candidates, complete acquisitions or successfully integrate the acquired operations into its existing operations. Moreover, once integrated, acquired operations may not achieve levels of revenues or profitability comparable to those achieved by the Company's existing operations or otherwise perform as expected due to adversely changing operating results, unforeseen liabilities and losses of customers and employees as a result of new ownership as well as other factors beyond the Company's control. See "Business--Business Strategy" and "The Stanley Acquisition."


    Notwithstanding its own review and investigation, at the time of an acquisition, the Company's management has and will have limited knowledge about the business acquired in such acquisition, including its specific operating history and financial condition. In addition, the scope of due diligence investigations in connection with foreign acquisitions generally may be more limited than is common for investigations in the United States, due to limited access to information, limited documentation of material agreements and cultural and other factors. Whether an acquired business is based in the United States or abroad, no assurance can be given that the Company paid or will pay reasonable prices for an acquired business or negotiated or will negotiate appropriate contractual terms, including seller representations, warranties and indemnities. In this regard, as is customary for tender offers in Australia, no representations and warranties have been made with respect to the business, assets or liabilities associated with Stanley, and the Company will have no contractual recourse to Stanley's shareholders for undisclosed liabilities or adverse changes in Stanley's operations. To the extent the Company must pay for significant unanticipated obligations of Stanley or other acquired businesses, the Company could be materially adversely affected.


OPERATING RISKS

    The Company's drilling activities involve certain operating hazards that can result in personal injury or loss of life, damage and destruction of property and equipment, damage to the surrounding areas, release of hazardous substances or wastes and other damage to the environment, interruption or suspension of drill site operations and loss of revenues and future business. The magnitude of these operating risks is amplified when the Company, as is frequently the case, conducts a project on a fixed-price, "turnkey" basis in which the Company delegates certain functions to subcontractors but remains responsible to the customer for the subcontracted work. Whether or not the Company or its subcontractor causes an accident, the Company could be named as a defendant in lawsuits asserting large claims arising from such occurrences. Although the Company maintains insurance protection that it considers economically prudent, there can be no assurance that any such insurance will be sufficient or effective under all circumstances or against all claims or hazards to which the Company may be subject or that the Company will be able to continue to obtain such insurance protection. A successful claim or damage resulting from a hazard for which the Company is not fully insured could have a material adverse effect on the Company. Furthermore, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates that it considers reasonable. See "Business--Potential Liability and Insurance." In addition, the Company's operations are subject to curtailed or suspended operations as a result of adverse weather conditions, natural disasters, work stoppages, mine closings, force majeure and other similar events, which could have a material adverse impact upon the Company. Moreover, the Company's foreign drill rigs are often situated in remote locations with limited infrastructure support which could hinder the supply and mobilization of rigs, supporting equipment and supplies.

NEED FOR SKILLED WORKERS

    The Company's ability to remain productive, profitable and competitive depends substantially upon its ability to retain and attract skilled drillers and employees with expert geological knowledge and capabilities. The demand for such workers is high and the supply is limited. The inability of the Company to attract and retain trained drillers and other skilled employees in the United States and overseas could have a material adverse effect on the Company.


COMPETITIVE BIDS; LOW BARRIERS TO ENTRY; COMPETITION


    Contracts for the Company's services are awarded on a competitive bid or negotiated basis. Principal factors considered in awarding a particular contract may often include a firm's technical expertise, reputation, bonding capacity, safety record, access to available equipment, project management skills, scheduling estimates and price. In its water well drilling and maintenance businesses, the Company competes with many smaller firms on a local or regional level. There are no proprietary technologies or other significant factors which prevent other firms from entering these local or regional markets or from consolidating together into larger companies more comparable in size to the Company. In its mineral exploration business, the Company competes with a number of drilling companies, including the Boart Longyear Group, an indirect subsidiary of Anglo-American Industrial Corporation, Ltd ("Boart Longyear"), and Ausdrill Limited, as well as vertically integrated mining companies that conduct their own exploration drilling or drill and blast activities; some of these competitors have greater capital and other resources than the Company. Additional competition could adversely affect the Company. See "Business-- Competition."


REGULATION OF DRILLING SERVICES



    The services provided by the Company are subject to various licensing, permitting, approval and reporting requirements imposed by federal, state, local and foreign laws. Its operations are subject to inspection and regulation by various governmental agencies, including the Department of Transportation, Occupation and Safety Health Administration ("OSHA") and Mine Safety and Health Administration of the Department of Labor ("MSHA") in the United States as well as their counterparts in foreign countries. Such regulation also affects the Company's mining customers and may influence their determination whether to conduct mineral exploration and development; future changes in these laws, domestically or in foreign countries, could have a material adverse impact on the Company's customers, which in turn could have a material adverse impact on the Company. See "Business--Regulatory and Environmental Matters."



POTENTIAL ENVIRONMENTAL LIABILITY



    The Company's activities are subject to regulation under various environmental laws regarding emissions to air, discharges to water and management of wastes and hazardous substances. To the extent the Company fails to comply with these various regulations, it could be subject to monetary fines, suspension of operations and other penalties. In particular, in April 1997, employees of the Company conducting a ground freeze project on the site of a steel plant in Northwest Indiana were involved in a spill of approximately 2,000 gallons of ammonium hydroxide from a storage tank which resulted in a discharge of the pollutant. In June 1997, the Company learned that the United States Environmental Protection Agency (the "EPA"), Region V Office of Criminal Investigation, was investigating the matter. To date the EPA has conducted interviews of a limited number of employees. At this time, no written claims or charges have been made against the Company or any of its employees. However, there can be no assurance that civil or criminal charges will not result from the investigation or that such charges will not have a material adverse effect on the Company. In particular, criminal liability could impair the ability of the Company to be awarded municipal and federal government contracts. See "Business--Regulatory and Environmental Matters."

DEPENDENCE ON MUNICIPAL SPENDING IN WATER WELL BUSINESS

    Approximately 27% of the Company's fiscal 1997 revenues were derived from water well drilling and maintenance contracts with local governmental entities or agencies. Large reductions in such spending by a significant number of municipalities or local governmental agencies could have a material adverse effect on the Company. See "Business--Customers and Contracts."

CONTROL BY PRINCIPAL STOCKHOLDER


    After the offering and based on shares of Common Stock outstanding as of June 1, 1997, an aggregate of 2,120,436 shares of Common Stock, or approximately 19.4% (18.1% if the Underwriters' over-allotment option is exercised in full) of the outstanding Common Stock, will be held by KKR Associates, L.P., an affiliate of Kohlberg Kravis Roberts & Co., L.P. ("KKR"), and Marley G.P., Inc., another KKR affiliate. Consequently, KKR and its affiliates will be able to exercise significant influence over the business of the Company by virtue of their existing representation on the Board of Directors of the Company and their voting power with respect to the election of directors and actions requiring stockholder approval. Moreover, in connection with the Company's acquisition of CBC, certain former CBC stockholders holding an aggregate of approximately 1,500,000 shares of Common Stock as of June 1, 1997, approximately 725,000 of which will be sold in this offering, agreed to vote their shares of Common Stock through December 2001 for a Board consisting of five directors and the election as directors of four individuals designated by KKR. In addition, KKR renders consulting and financial services to the Company for which it receives an annual fee. See "Management" and "Principal and Selling Stockholders."


FLUCTUATIONS IN QUARTERLY RESULTS

    The Company historically has experienced fluctuations in its quarterly results arising from the timing of the award and completion of contracts, the recording of related revenues and unanticipated additional costs incurred on projects. The Company's revenues on large drilling contracts are recognized on a percentage of completion basis for individual contracts based upon the ratio of costs incurred to total estimated costs at completion. Contract price and cost estimates are reviewed periodically as work progresses and adjustments proportionate to the percentage of completion are reflected in contract revenues and gross profit in the reporting period when such estimates are revised. Changes in job performance, job conditions and estimated profitability (including those arising from contract penalty provisions) and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. A significant number of the Company's contracts contain fixed prices and generally assign responsibility to the Company for cost overruns for the subject projects; as a result, revenues and gross margin may vary from those originally estimated and, depending upon the size of the project, variations from estimated contract performance could affect the Company's operating results for a particular quarter. Many of the Company's contracts are also subject to cancellation by the customer upon short notice with limited damages payable to the Company. In addition, adverse weather conditions, natural disasters, force majeure and other similar events can curtail Company operations in various regions of the world throughout the year, resulting in performance delays and increased costs. Moreover, the Company's domestic drilling activities and related revenues and earnings tend to decrease in the winter months when adverse weather conditions interfere with access to drilling sites and the ability to drill; as a result, the Company's revenues and earnings in its second and third quarters tend to be higher than revenues and earnings in its first and fourth quarters. Accordingly, as a result of the foregoing as well as other factors, quarterly results should not be considered indicative of results to be expected for any other quarter or for any full fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto.

PRICE VOLATILITY

    The market price of the Common Stock could be subject to significant fluctuations in response to quarter-to-quarter variations in the Company's results of operations, changes in earnings estimates or recommendations by analysts, other events or factors relating to the Company's performance or the drilling or mining industries generally, factors influencing the demand and supply of gold and copper and related mining activity, the sale or attempted sale of a large amount of shares of Common Stock in the public market or the registration for resale of any shares of Common Stock. After this offering, the holders of approximately 3,300,000 shares of restricted Common Stock will continue to have certain registration rights. The Company's executive officers and directors and certain principal stockholders and other Selling Stockholders, who hold in the aggregate approximately 3,300,000 shares of Common Stock, after giving effect to the offering, will agree that for a period of 90 days after the date of this Prospectus, they will not, without the prior written consent of Piper Jaffray Inc., dispose of any shares of Common Stock. In addition, the securities markets have experienced significant price and volume fluctuations from time to time in recent years that have often been unrelated or disproportionate to the operating performance of particular companies or industries. These fluctuations may adversely affect the market price of the Common Stock. See "Price Range of Common Stock," "Description of Capital Stock--Registration and Other Rights" and "Underwriting."

CERTAIN ANTI-TAKEOVER EFFECTS

    The Company's Restated Certificate of Incorporation and Bylaws, as well as Delaware corporate law, contain certain provisions that could have the effect of delaying, deferring or preventing a change of control of the Company that may be in the best interest of stockholders. These provisions include the ability of the Company to issue up to 5,000,000 shares of preferred stock having such designations, preferences and rights as may be fixed by the Board of Directors, without any stockholder approval, and a provision under which only the Board of Directors may call meetings of stockholders. In addition, the directors are divided into three classes, each having a term of three years, with the term of one class expiring each year. These provisions could delay the replacement of a majority of the directors and have the effect of making changes in the Board of Directors more difficult than if such provisions were not in place. Under certain conditions, Section 203 of the Delaware General Corporation Law would prohibit the Company from engaging in a "business combination" with an "interested stockholder" (in general, a stockholder owning 15% or more of the Company's outstanding voting stock) for a period of time. See "Description of Capital Stock."


DIVIDENDS RESTRICTED



    The Company has not paid any cash dividends on its Common Stock since the Company's initial public offering in August 1992. Moreover, the Board of Directors of the Company does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company's current credit arrangements restrict its ability to pay dividends. See "Dividend Policy."


                            THE STANLEY ACQUISITION

    On May 20, 1997, Layne Christensen, through its wholly-owned subsidiary Layne Australia, made a tender offer to the security holders of Stanley, a company listed on the Australian Stock Exchange. Stanley is a leading Australian mineral exploration drilling company that provides services predominantly to gold mining companies in Australia and West Africa, principally Ghana. As of October 1, 1996, the operations of Stanley have included those of its 51% owned subsidiary, G&K, a leading drilling contractor based and operating in Western Australia that specializes in diamond core exploration drilling for gold projects. The purchase price of the Stanley Acquisition is estimated at $57,990,000, consisting of a cash purchase price for the tender offer estimated at $51,666,000 and an estimated liability of $6,324,000 relating to G&K's obligation to repurchase the remaining 49% of the outstanding capital stock of G&K.

    On July 7, 1997, the close of the tender offer period, 98% of the Stanley shares then outstanding had been tendered. The tender offer was consummated on July 25, 1997. Layne Australia will purchase the shares of Stanley that were not tendered, at the tender offer share price, pursuant to legal procedures available to corporations owning at least 90% of the shares of a target corporation. The G&K Acquisition is expected to be completed by September 30, 1997.


    The Company believes that the Stanley Acquisition will provide the Company with several strategic benefits. The Company will gain entry into the drilling markets of Australia and West Africa, as well as access to the operational expertise of Stanley and G&K, including Stanley's base of Australian expatriate employees in West Africa. The Company believes that Stanley's experience in drill and blast operations will offer the Company's affiliates in South America an opportunity to provide these services in that region. In addition, G&K has significant experience in the design and fabrication, for internal use, of multi-purpose exploration rigs which can alternate between diamond core and reverse circulation drilling; the Company believes this experience will enable it to design improved products for this application.

    Stanley specializes in diamond core, reverse circulation and percussion drilling techniques, principally in gold mines, and has recently expanded into the iron ore market. Stanley also provides drill and blast services at production-stage open pit mines, a business line not currently offered by the Company. In drill and blast operations, the driller drills holes for the placement of explosives; the explosives are then detonated to loosen and dislodge earth, which is hauled away by the mining company for processing. Drill and blast contracts typically have lower margins than traditional mineral exploration drilling projects; however, they provide more stable revenues because drill and blast contracts typically have a duration of three to five years whereas traditional mineral exploration projects typically have substantially shorter terms. For its fiscal year ended June 30, 1996, approximately 49% of Stanley's revenues were derived from traditional exploration drilling and 51% were derived from its drill and blast operations. For the purposes of this Prospectus, the phrase "mineral exploration drilling" includes drill and blast operations, unless otherwise noted. In addition, Stanley has equity interests in mining companies with limited gold mining concessions in Ghana and Cote D'Ivoire; the Company, however, does not presently intend to expand this portion of Stanley's business. Stanley began its operations in 1980 in Australia as an exploration drilling company, expanding into drill and blast operations in 1990. Stanley established its presence in Africa in 1991 as mining companies focused increasingly on that continent. As of May 31, 1997, Stanley (excluding G&K) owned or leased 20 drill rigs in West Africa and 22 drill rigs in Western Australia and employed in excess of 380 employees. G&K had over 150 employees and owned or leased 22 rigs as of May 31, 1997.


    In connection with the Stanley Acquisition, the Company entered into a three-year employment agreement with Ross F. Stanley, the principal founder of Stanley. The Company and Mr. Stanley also agreed that he would purchase $1,500,000 of the Company's Common Stock and would be granted options to purchase three times the number of such purchased shares.



    The Stanley Acquisition is being financed through a $100,000,000 reducing revolving credit facility provided by Bank of America National Trust and Savings Association ("Bank of America") and a syndicate arranged by BancAmerica Securities, Inc. (the "New Credit Agreement"). The Company also borrowed funds under the New Credit Agreement to refinance the Company's pre-existing $30,000,000 credit facility. The Company intends to use the proceeds from the sale of 2,006,565 shares of Common Stock offered hereby to reduce debt under the New Credit Agreement. See "Use of Proceeds," "Unaudited Consolidated Pro Forma Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "--Liquidity and Capital Resources."

           SUMMARY UNAUDITED STANLEY AND G&K HISTORICAL AND PRO FORMA
                          CONSOLIDATED FINANCIAL DATA
                                 (IN THOUSANDS)

    The following sets forth summary historical and pro forma consolidated financial data prepared to reflect the combination of Stanley and G&K under the purchase method of accounting as if Stanley had owned 100% of G&K. The financial data below does not give effect to Layne Christensen's acquisition of Stanley. The income statement data is prepared as if the combination had occurred as of the beginning of the periods presented. The balance sheet data is prepared as if the combination had occurred as of the balance sheet date indicated. The fiscal year end of both Stanley and G&K is June 30.

    The summary historical and pro forma consolidated financial data presented is unaudited and does not purport to present the financial position or results of operations of the companies had the transaction assumed herein occurred on the dates indicated, nor are they necessarily indicative of the results of operations which may be expected to occur in the future.

    The summary historical and pro forma consolidated financial data is based upon, and should be read in conjunction with, the separate financial statements of Stanley and G&K and notes thereto (including US GAAP reconciliation adjustments). The Company cannot predict whether the consummation of the G&K Acquisition will conform to the assumptions used in the preparation of the summary historical and pro forma consolidated financial data. In addition, management has made a preliminary allocation of purchase price to the assets and liabilities of G&K based on information currently available. Management intends to obtain appraisals and other information which will be used to complete the ultimate allocation of the purchase price. The final allocation of the purchase price may be substantially different than the preliminary allocation.

                                                                     NINE MONTHS ENDED MARCH 31,
                                     --------------------------------------------------------------------------------------------
                                                           1997                                           1996
                                     ------------------------------------------------   -----------------------------------------
                                     STANLEY(2)     G&K      ADJUSTMENTS     COMBINED   STANLEY    G&K    ADJUSTMENTS    COMBINED
                                     ----------   -------  ---------------   --------   -------  -------  ------------   --------
INCOME STATEMENT DATA:(1)
  Revenues.........................   $37,166     $15,386  $(10,531)(3)      $42,021    $22,830  $12,294  $  --          $35,124
  Depreciation.....................     2,989         520      (369)(3)        3,140      1,477      387     --            1,864
  Interest expense.................       222          53       (25)(3)          675        230       91    561(4)           882
                                                                425(4)
  Income before taxes..............     3,839       3,898    (2,580)(3)        4,695      2,906    1,777   (652)(4)        4,031
                                                               (462)(4)
  Income tax expense...............     1,496       1,413      (938)(3)        1,795      1,141      664   (248)(5)        1,557
                                                               (176)(5)
  Net income.......................     1,383       2,485    (1,642)(3)        2,900      1,765    1,113   (404)(4)(5)     2,474
                                                               (286)(4)(5)
                                                                960(6)

                                                   TWELVE MONTHS ENDED JUNE 30, 1996
                                               -----------------------------------------
                                               STANLEY    G&K    ADJUSTMENTS    COMBINED
                                               -------  -------  ------------   --------
  Revenues...................................  $32,596  $17,239  $  --          $49,835
  Depreciation...............................    2,128      536     --            2,664
  Interest expense...........................      346      120    749(4)         1,215
  Income before taxes........................    4,006    1,997   (870)(4)        5,133
  Income tax expense.........................    1,616      741   (331)(5)        2,026
  Net income.................................    2,390    1,256   (539)(4)(5)     3,107

                                                         MARCH 31, 1997                           JUNE 30, 1996
                                               -----------------------------------   ----------------------------------------
                                                STANLEY     ADJUSTMENTS   COMBINED   STANLEY   G&K    ADJUSTMENTS    COMBINED
                                               ----------   -----------   --------   -------  ------  ------------   --------
BALANCE SHEET DATA:(7)
  Working capital............................   $13,992     $    --       $13,992    $ 7,131  $1,887  $    --        $ 9,018
  Total assets...............................    45,324         325(8)     45,649     27,323   8,591    3,030(9)      38,944
  Long term debt.............................       998       6,324(8)      7,322      6,308      --    9,980(9)      16,288
  Total stockholders' equity.................    26,992          --        26,992     12,771   4,254   (2,665)(9)(10)  14,360

------------------------------

(1) Reflects the results of operations of Stanley and G&K for the periods denoted (in US GAAP). In addition, the columns designated "Adjustments" include adjustments necessary to reflect the combined results of Stanley and G&K as if Stanley had owned 100% of G&K as of the beginning of the periods denoted. The Income Statement Data assumes conversion rates of $.7868, $.7480 and $.7576 for the periods ended March 31, 1997, March 31, 1996 and June 30, 1996, respectively. These were the average monthly conversion rates during each of the periods.

(2) Includes the results of operations for G&K for the period from October 1, 1996 (the effective date of Stanley's acquisition of 51% of the common stock of G&K) through March 31, 1997.

(3) Represents the elimination of the results of operations for G&K (already included in Stanley's results of operations) for the period from October 1, 1996 through March 31, 1997.

(4) Represents interest expense at an assumed rate of 7.5% (which represents an estimate of the variable rate under the New Credit Agreement) and amortization of goodwill (based on a period of 25 years) assuming Stanley owned 100% of G&K for the periods presented.

                                                                          MARCH 31,
                                                                     --------------------  JUNE 30,
                                                                       1997       1996       1996
                                                                     ---------  ---------  ---------
Interest expense on borrowings.....................................  $ 425,000  $ 561,000  $ 749,000
Goodwill amortization of excess purchase price over net assets of
  G&K..............................................................     37,000     91,000    121,000
                                                                     ---------  ---------  ---------
Adjustment to income before taxes..................................  $ 462,000  $ 652,000  $ 870,000
                                                                     ---------  ---------  ---------
                                                                     ---------  ---------  ---------

(5) Tax effect at an assumed statutory rate of 38% on income before income taxes.

(6) Reflects the elimination of the minority interest of G&K recorded by Stanley.

(7) Reflects (in US GAAP) the consolidated financial position of Stanley as of March 31, 1997 (including G&K) and the financial position of Stanley and G&K as of June 30, 1996. The columns designated "Adjustments" include adjustments necessary to reflect the combined results of Stanley and G&K as if Stanley had owned 100% of G&K as of the dates denoted. The Balance Sheet Data assumes a conversion rate of $.7860 and $.7875 at March 31, 1997 and June 30, 1996, respectively.

(8) Represents the recording of goodwill resulting from the G&K Acquisition. Management currently estimates that the excess purchase price over historical cost of the G&K Acquisition will be allocated to goodwill based on a preliminary review of the G&K financial statements.

Estimated purchase price of the 49% minority interest of G&K (borrowings)...........  $  6,324,000
Minority interest in G&K recorded by Stanley........................................    (5,999,000)
                                                                                      ------------
Excess purchase price allocated to goodwill.........................................  $    325,000
                                                                                      ------------
                                                                                      ------------

(9) Represents the recording of goodwill resulting from the Stanley purchase of 100% of G&K calculated as follows:

Initial 51% purchase of G&K (consisting of borrowings of $3,656,000 and Stanley common stock of $1,589,000).......................................................  $  5,245,000
51% of cost basis of net assets of G&K at October 1, 1996...........................    (2,540,000)
                                                                                      ------------
Excess purchase price allocated to goodwill.........................................     2,705,000
                                                                                      ------------
Estimated purchase price of remaining 49% interest in G&K...........................     6,324,000
Minority interest in G&K recorded by Stanley........................................    (5,999,000)
                                                                                      ------------
Excess purchase price allocated to goodwill.........................................       325,000
                                                                                      ------------
Total excess purchase price allocated to goodwill...................................  $  3,030,000
                                                                                      ------------
                                                                                      ------------

         The total purchase price of $11,569,000 consisted of $9,980,000 of borrowings and $1,589,000 of Stanley common stock.

(10) To eliminate the stockholders' equity of G&K.

COMPARISON OF NINE MONTHS ENDED MARCH 31, 1997 TO NINE MONTHS ENDED MARCH 31,
  1996

    On a pro forma combined basis, revenues of Stanley and G&K increased $6,897,000, or 19.6%, to $42,021,000 for the nine months ended March 31, 1997, as compared to $35,124,000 for the nine month period in the prior year, consisting of an increase of $3,805,000 for Stanley and $3,092,000 for G&K. The increase was primarily the result of strong demand for Stanley's drill and blast services in Australia and G&K's mineral exploration services in Australia, partially offset by a decrease in revenues from Stanley's operations in Ghana. The decrease in revenues from Ghana was the result of the decision by one of Stanley's largest customers to perform drilling services internally and terminate certain of its contracts with Stanley.

    Depreciation on a pro forma combined basis increased $1,276,000, or 68.5%, to $3,140,000 for the nine months ended March 31, 1997, as compared to $1,864,000 for the same period in the prior year, consisting of an increase of $1,143,000 for Stanley and $133,000 for G&K. The increase in depreciation for Stanley was primarily the result of capital expenditures made in recent years in connection with the expansion of operations in Africa.

    Income before taxes on a pro forma combined basis increased $664,000, or 16.5%, to $4,695,000 for the nine months ended March 31, 1997, compared to $4,031,000 for the same period in the prior year, consisting of a decrease of $1,647,000 for Stanley and an increase of $2,311,000 for G&K. The decrease in income before taxes for Stanley was the result of reduced revenues in Ghana as compared to the prior period caused by the terminated contracts combined with increased maintenance and mobilization costs associated with Stanley's re-deployment of rigs previously utilized in the performance of those contracts. In addition, the decrease was the result of a higher proportion of total revenues coming from lower margin drill and blast services in Australia and higher depreciation expense as compared to the same period in the prior year. The increase in income before taxes for G&K was primarily the result of operational efficiencies arising from greater rig utilization and higher margins resulting from increased prices as compared to the prior period.

    Net income on a pro forma combined basis increased $426,000, or 17.2%, to $2,900,000 for the nine months ended March 31, 1997, as compared to $2,474,000 for the nine month period in the prior year, consisting of a decrease of $1,064,000 for Stanley and an increase of $1,490,000 for G&K, as a result of the factors discussed above.

                                USE OF PROCEEDS



    The net proceeds to the Company from the sale of the 2,006,565 shares of Common Stock offered hereby are estimated to be $39,569,000 based upon an assumed offering price per share of $21.125 ($54,621,000 if the Underwriters' over-allotment option is exercised in full) after deducting the underwriting discount and estimated offering expenses. The Company anticipates that its net proceeds from this offering will be used to repay a portion of the $52,516,000 in debt (excluding the amount to be borrowed for the G&K Acquisition) incurred by the Company under the New Credit Agreement in connection with the Stanley Acquisition. As of July 25, 1997, the interest rate of such debt is 8.5% and the maturity date is July 25, 2002. See "The Stanley Acquisition," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Unaudited Pro Forma Consolidated Financial Statements."


    The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Stockholders.

                          PRICE RANGE OF COMMON STOCK

    The Common Stock is quoted on the Nasdaq National Market under the symbol "LAYN." The table below sets forth the high and low closing prices of the Common Stock on the Nasdaq National Market for the periods indicated, as reported by the Nasdaq National Market:


                                          HIGH        LOW
                                         -------    -------
FISCAL YEAR ENDING JANUARY 31, 1998:
  First Quarter......................... $17 3/4    $14 1/4
  Second Quarter (through July 21,
    1997)...............................  22 1/8     16

FISCAL YEAR ENDED JANUARY 31, 1997:
  First Quarter......................... $12        $10 1/4
  Second Quarter........................  13 1/8     11
  Third Quarter.........................  13 3/8     11
  Fourth Quarter........................  15 1/2     12 3/8

FISCAL YEAR ENDED JANUARY 31, 1996:
  First Quarter......................... $ 7 7/8    $ 6 1/4
  Second Quarter........................   8 1/8      7 1/8
  Third Quarter.........................   9 3/8      7 1/4
  Fourth Quarter........................  11 1/2      8 1/4



    On July 21, 1997, the last reported sale price of the Common Stock as quoted on the Nasdaq National Market was $21 1/8 per share. As of June 1, 1997, the Company had 207 stockholders of record.


                                DIVIDEND POLICY


    The Company has not paid any cash dividends on its Common Stock since the Company's initial public offering in August 1992. Moreover, the Board of Directors of the Company does not anticipate paying any cash dividends in the foreseeable future. The Company's future dividend policy will depend on a number of factors including future earnings, capital requirements, financial condition and prospects of the Company and such other factors as the Board of Directors may deem relevant, as well as restrictions under the New Credit Agreement, the Note Agreement between the Company and Massachusetts Mutual Life Insurance Company, as amended, and other restrictions which may exist under other credit arrangements existing from time to time. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and Note 8 of the Notes to the Company's Consolidated Financial Statements.

                                 CAPITALIZATION


    The following table sets forth (i) the historical consolidated short-term debt and capitalization of the Company as of April 30, 1997, (ii) the pro forma short-term debt and capitalization of the Company after giving effect to the Stanley Acquisition and (iii) the pro forma short-term debt and capitalization of the Company after giving effect to the Stanley Acquisition and the sale by the Company of 2,006,565 shares of Common Stock offered by the Company hereby at an assumed offering price of $21.125 per share and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Company's and Stanley's Consolidated Financial Statements and Notes thereto, G&K's Financial Statements and Notes thereto and the "Unaudited Pro Forma Consolidated Financial Statements" and Notes thereto included elsewhere in this Prospectus. See "Use of Proceeds."


                                                                                    APRIL 30, 1997
                                                                    -----------------------------------------------
                                                                                                     PRO FORMA FOR
                                                                                                        STANLEY
                                                                                   PRO FORMA FOR      ACQUISITION
                                                                                      STANLEY           AND THE
                                                                    HISTORICAL      ACQUISITION        OFFERING
                                                                    -----------  -----------------  ---------------

                                                                           (IN THOUSANDS, EXCEPT SHARE DATA)
Short-term debt:
  Mortgage loan...................................................   $     117       $     117         $     117
  Stanley debt....................................................      --               1,273             1,273
                                                                    -----------       --------      ---------------
    Total short-term debt.........................................   $     117       $   1,390         $   1,390
                                                                    -----------       --------      ---------------
                                                                    -----------       --------      ---------------

Long-term debt:
  Credit facility(1)..............................................   $   9,500       $  --             $  --
  New Credit Agreement(2)(3)(4)...................................      --              66,840            27,271
  6.75% Senior Notes due 2006(1)..................................      25,000          25,000            25,000
  Mortgage loan(1)................................................       1,283           1,283             1,283
  Stanley debt....................................................      --                 998               998
                                                                    -----------       --------      ---------------
    Total long-term debt..........................................      35,783          94,121            54,552

Stockholders' equity:
  Preferred Stock (par value $0.01 per share), 5,000,000 shares
    authorized; no shares outstanding historical or pro forma ....      --              --                --
  Common Stock (par value $0.01 per share), 30,000,000 shares authorized; 8,874,991 shares issued historical; 8,943,957
    shares issued pro forma for the Stanley Acquisition; and
    10,950,522 shares issued pro forma for the Stanley Acquisition
    and the offering(3)(4)(5).....................................          89              90               110
Additional paid-in capital(3)(4)..................................      39,407          40,906            80,455
Retained earnings.................................................      25,870          25,870            25,870
Other.............................................................        (866)           (866)             (866)
                                                                    -----------       --------      ---------------
    Total stockholders' equity....................................      64,500          66,000           105,569
                                                                    -----------       --------      ---------------
    Total capitalization..........................................   $ 100,283       $ 160,121         $ 160,121
                                                                    -----------       --------      ---------------
                                                                    -----------       --------      ---------------


------------------------

(1) See Note 8 to the Company's Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for further information.

(2) See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Unaudited Pro Forma Consolidated Financial Statements."

(3) Reflects $1,500,000 in proceeds from the purchase of 68,966 shares of Common Stock (at a price per share of $21.75) by Mr. Stanley, anticipated to be used to repay indebtedness under the New Credit Agreement.


(4) Reflects the sale of 2,006,565 shares of Common Stock offered by the Company hereby at an assumed offering price of $21.125 per share. The estimated net proceeds of $39,569,000 are anticipated to be used to repay indebtedness under the New Credit Agreement.



(5) Does not include (i) options to purchase 657,642 shares of Common Stock that were outstanding under the Company's stock option plans as of April 30, 1997, of which 440,345 were exercisable immediately or within 60 days of such date or (ii) options to purchase 206,897 shares of Common Stock granted to Mr. Stanley in connection with the Stanley Acquisition.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    The following table presents (i) historical income statement data of the Company for the three months ended April 30, 1997 and 1996, the fiscal years ended January 31, 1997, 1996 and 1995, the twelve months ended January 31, 1994 and the fiscal year ended April 30, 1993 and (ii) historical balance sheet data of the Company as of April 30, 1997, January 31, 1997, 1996, 1995 and 1994 and April 30, 1993. The historical financial data for fiscal years ended January 31, 1997, 1996, and 1995 and April 30, 1993 have been derived from the Company's audited consolidated financial statements. Such consolidated financial statements were audited by Deloitte & Touche LLP, independent auditors, whose report thereon appears elsewhere herein. Financial information as of April 30, 1997 and for the three months ended April 30, 1997 and 1996 has been derived from unaudited consolidated financial statements. The Company changed its fiscal year end to January 31 from April 30 during 1994; therefore, the consolidated income statement data for the twelve months ended January 31, 1994 was derived from unaudited consolidated financial statements. The unaudited consolidated financial statements referred to above, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information. Results for the three months ended April 30, 1997 may not be indicative of the results expected for the fiscal year ending January 31, 1998. In December 1995, the Company completed a merger with CBC which has been accounted for under the purchase method of accounting (see
Note 2 of the Notes to the Company's Consolidated Financial Statements) and, accordingly, the Company's consolidated results include the operations of CBC from the date of acquisition. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                           THREE MONTHS ENDED          FISCAL YEAR ENDED         TWELVE MONTHS
                                                               APRIL 30,                  JANUARY 31,            ENDED JANUARY
                                                          --------------------  -------------------------------       31,
                                                            1997       1996       1997       1996       1995          1994
                                                          ---------  ---------  ---------  ---------  ---------  --------------
INCOME STATEMENT DATA:
Revenues................................................  $  57,750  $  53,773  $ 222,853  $ 167,271  $ 166,830    $  169,766
Cost of revenues (exclusive of depreciation shown
  below)................................................     42,145     39,703    161,602    122,078    123,814       130,004
                                                          ---------  ---------  ---------  ---------  ---------  --------------
Gross profit............................................     15,605     14,070     61,251     45,193     43,016        39,762
Selling, general and administrative expenses............     10,327      9,737     38,956     28,260     28,860        31,985
Depreciation............................................      2,832      2,841     10,974      8,233      7,811         8,737
Restructuring charge(1).................................         --         --         --         --         --        12,000
                                                          ---------  ---------  ---------  ---------  ---------  --------------
Operating income (loss).................................      2,446      1,492     11,321      8,700      6,345       (12,960)
Other income (expense):
Equity in earnings of foreign affiliates................        820      1,102      3,895         --         --            --
Interest................................................       (614)      (679)    (2,447)      (767)      (779)       (2,048)
Other, net..............................................         62         90        161        407        (84)         (198)
                                                          ---------  ---------  ---------  ---------  ---------  --------------
Income (loss) before income taxes.......................      2,714      2,005     12,930      8,340      5,482       (15,206)
Income tax (benefit) expense............................      1,031        902      4,913      3,753      2,522        (5,736)
                                                          ---------  ---------  ---------  ---------  ---------  --------------
Net income (loss).......................................  $   1,683  $   1,103  $   8,017  $   4,587  $   2,960    $   (9,470)
                                                          ---------  ---------  ---------  ---------  ---------  --------------
                                                          ---------  ---------  ---------  ---------  ---------  --------------
Net income (loss) per common and dilutive equivalent
  share.................................................  $    0.18  $    0.12  $    0.88  $    0.61  $    0.40    $    (1.31)
                                                          ---------  ---------  ---------  ---------  ---------  --------------
                                                          ---------  ---------  ---------  ---------  ---------  --------------


                                                          FISCAL YEAR
                                                          ENDED APRIL
                                                              30,
                                                             1993
                                                          -----------
INCOME STATEMENT DATA:
Revenues................................................   $ 168,688
Cost of revenues (exclusive of depreciation shown
  below)................................................     124,624
                                                          -----------
Gross profit............................................      44,064
Selling, general and administrative expenses............      30,595
Depreciation............................................       8,203
Restructuring charge(1).................................          --
                                                          -----------
Operating income (loss).................................       5,266
Other income (expense):
Equity in earnings of foreign affiliates................          --
Interest................................................      (2,012)
Other, net..............................................         (55)
                                                          -----------
Income (loss) before income taxes.......................       3,199
Income tax (benefit) expense............................       1,407
                                                          -----------
Net income (loss).......................................   $   1,792
                                                          -----------
                                                          -----------
Net income (loss) per common and dilutive equivalent
  share.................................................   $    0.28
                                                          -----------
                                                          -----------

                                                                                                      JANUARY 31,
                                                                           APRIL 30,   ------------------------------------------
                                                                             1997        1997       1996       1995       1994
                                                                          -----------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA:
Working capital.........................................................   $  37,572   $  29,643  $  26,796  $  13,578  $  29,545
Total assets............................................................     152,841     143,650    134,177     79,094     90,250
Long-term debt..........................................................      35,783      30,314     28,428         --     18,900
Total stockholders' equity..............................................      64,500      62,664     53,972     40,273     37,348


                                                                           APRIL 30,
                                                                             1993
                                                                          -----------
BALANCE SHEET DATA:
Working capital.........................................................   $  32,401
Total assets............................................................     101,448
Long-term debt..........................................................      22,000
Total stockholders' equity..............................................      45,984

------------------------

(1) During the twelve months ended January 31, 1994, the Company adopted a plan to close certain locations and rightsize certain others that, in management's opinion, would allow the Company to shift strategically to areas that were more consistent with the Company's long-range objectives for growth and return on investment. The Company-wide restructuring was a result of the decision to move aggressively away from low end marginal services across all product lines.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS


    The following sets forth the Unaudited Pro Forma Consolidated Statements of Income for the three months ended April 30, 1997 and the fiscal year ended January 31, 1997 and the Unaudited Pro Forma Consolidated Balance Sheet as of April 30, 1997 which were prepared to reflect the Stanley Acquisition under the purchase method of accounting and the offering. The fiscal year end of both Stanley and G&K is June 30. The columns designated "Pro Forma for G&K Acquisition" adjust the historical consolidated financial statements of Stanley to reflect the G&K Acquisition as if it had occurred on February 1, 1996 (in the case of the Unaudited Pro Forma Consolidated Statements of Income) and on April 30, 1997 (in the case of the Unaudited Pro Forma Consolidated Balance Sheet). The columns designated "Pro Forma for Stanley Acquisition" adjust the historical consolidated financial statements of the Company to reflect the Stanley Acquisition as if it had occurred on February 1, 1996 (in the case of the Unaudited Pro Forma Consolidated Statements of Income) and on April 30, 1997 (in the case of the Unaudited Pro Forma Consolidated Balance Sheet). The columns designated "Pro Forma for Stanley Acquisition and the Offering" include the effect of the offering as if it had occurred on February 1, 1996 (in the case of the Unaudited Pro Forma Consolidated Statements of Income) and on April 30, 1997 (in the case of the Unaudited Pro Forma Consolidated Balance Sheet). The tender offer was consummated on July 25, 1997. G&K's repurchase of the remaining 49% of its common stock is expected to be completed by September 30, 1997.


    The Unaudited Pro Forma Consolidated Financial Statements of the Company do not purport to present the financial position or results of operations of the Company had the transactions assumed herein occurred on the dates indicated, nor are they necessarily indicative of the results of operations which may be expected to occur in the future.

    The Unaudited Pro Forma Consolidated Financial Statements are based upon, and should be read in conjunction with, the Consolidated Financial Statements of the Company and Stanley and Notes thereto, as well as the Financial Statements and Notes thereto of G&K, included elsewhere in this Prospectus. The Stanley and G&K financial information is derived from unaudited financial statements and notes thereto (including US GAAP reconciliation adjustments) provided to the Company. The Company cannot predict whether the consummation of the Stanley Acquisition or the offering will conform to the assumptions used in the preparation of the Unaudited Pro Forma Consolidated Financial Statements. In addition, management has made a preliminary allocation of purchase price to the assets and liabilities of Stanley and G&K, based on information currently available. Management intends to obtain appraisals and other information which will be used to complete the ultimate allocation of the purchase price. The final allocation of the purchase price may be substantially different than the preliminary allocation.

    For purposes of the Unaudited Pro Forma Consolidated Financial Statements only, the terms "Stanley Acquisition" and "G&K Acquisition" include Stanley's initial purchase of 51% of the outstanding capital stock of G&K.

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                       THREE MONTHS ENDED APRIL 30, 1997
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                             PRO FORMA FOR STANLEY ACQUISITION
                                                                 ---------------------------------------------------------
                                                                     PRO FORMA FOR G&K
                     LAYNE                                              ACQUISITION
                  CHRISTENSEN       STANLEY           G&K        --------------------------
                 HISTORICAL(1)   HISTORICAL(2)   HISTORICAL(2)   ADJUSTMENTS      PRO FORMA   ADJUSTMENTS        PRO FORMA
                 -------------   -------------   -------------   -----------      ---------   -----------        ---------
Service and
  product
  revenues.....    $  57,750        $13,618         $ 5,137      $   (5,137)(3)    $13,618                       $ 71,368
Other
  revenues.....                       1,673             (16)             16(3)       1,673     $ (1,673)(7)
                 -------------   -------------   -------------   -----------      ---------   -----------        ---------
Total
  revenues.....       57,750         15,291           5,121          (5,121)        15,291       (1,673)           71,368
Cost of
  revenues.....       42,145                                                                      9,780(7)         51,925
Operating
  costs........                      12,665           4,083          (4,083)(3)     12,665      (12,665)(7)
                 -------------   -------------   -------------   -----------      ---------   -----------        ---------
Gross profit...       15,605          2,626           1,038          (1,038)         2,626        1,212            19,443
Selling,
  general and
 administrative
  expenses.....       10,327                                                                       (100)(8)        11,513
                                                                                                     91(9)
                                                                                                  1,195(7)
Amortization
  expense......                                                           3(4)           3          249(4)            282
                                                                                                     30(10)
Depreciation...        2,832          1,123             195            (195)(3)      1,123                          3,955
                 -------------   -------------   -------------   -----------      ---------   -----------        ---------
Operating
  income.......        2,446          1,503             843            (846)         1,500         (253)            3,693
Other
income(expense):
  Equity in
    earnings of
    foreign
  affiliates...          820                                                                                          820
  Interest.....         (614)           (89)             (4)              4(3)        (208)        (957)(11)       (1,779)
                                                                       (119)(5)
  Other income,
    net........           62             (3)            392            (392)(3)         (3)         (17)(7)            42
                 -------------   -------------   -------------   -----------      ---------   -----------        ---------
Income before
  income
  taxes........        2,714          1,411           1,231          (1,353)         1,289       (1,227)            2,776
Income tax
  expense......        1,031            662             448            (448)(3)        616         (466)(6)         1,181
                                                                        (46)(6)
Minority
  interest.....                         595                            (595)(3)
                 -------------   -------------   -------------   -----------      ---------   -----------        ---------
Net income.....    $   1,683        $   154         $   783      $     (264)       $   673     $   (761)         $  1,595
                 -------------   -------------   -------------   -----------      ---------   -----------        ---------
                 -------------   -------------   -------------   -----------      ---------   -----------        ---------
Net income per
  common
  and dilutive
  equivalent
  share........    $    0.18                                                                                     $   0.17
                 -------------                                                                                   ---------
                 -------------                                                                                   ---------
Weighted
  average
  number of
  common and
  dilutive
  equivalent
  shares
 outstanding...    9,234,000                                                                    118,907(12)      9,352,907
                 -------------                                                                                   ---------
                 -------------                                                                                   ---------


                     PRO FORMA FOR STANLEY
                 ACQUISITION AND THE OFFERING
                 -----------------------------
                 ADJUSTMENTS        PRO FORMA
                 -----------        ----------
Service and
  product
  revenues.....                     $   71,368
Other
  revenues.....
                 -----------        ----------
Total
  revenues.....                         71,368
Cost of
  revenues.....                         51,925
Operating
  costs........
                 -----------        ----------
Gross profit...                         19,443
Selling,
  general and

 administrative
  expenses.....                         11,513

Amortization
  expense......                            282

Depreciation...                          3,955
                 -----------        ----------
Operating
  income.......                          3,693
Other
income(expense)
  Equity in
    earnings of
    foreign
  affiliates...                            820
  Interest.....  $      742(13)         (1,037)

  Other income,
    net........                             42
                 -----------        ----------
Income before
  income
  taxes........         742              3,518
Income tax
  expense......         282(5)           1,463

Minority
  interest.....
                 -----------        ----------
Net income.....  $      460         $    2,055
                 -----------        ----------
                 -----------        ----------
Net income per
  common
  and dilutive
  equivalent
  share........                     $     0.18
                                    ----------
                                    ----------
Weighted
  average
  number of
  common and
  dilutive
  equivalent
  shares
 outstanding...   2,006,565(14)     11,359,472
                                    ----------
                                    ----------


       See Notes to Unaudited Pro Forma Consolidated Statement of Income

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                       THREE MONTHS ENDED APRIL 30, 1997

 (1) The column designated "Layne Christensen Historical" reflects the consolidated results of operations of the Company for the three months ended April 30, 1997.

 (2) The column designated "Stanley Historical" reflects the results of operations of Stanley for the three months ended March 31, 1997 (in US GAAP) including the results of operations of G&K for the three months ended March 31, 1997. The column designated "G&K Historical" reflects the results of operations of G&K for the three months ended March 31, 1997 (in US GAAP). The Unaudited Pro Forma Consolidated Statement of Income assumes a conversion rate of $.7802 representing the average monthly conversion rate for the three months ended March 31, 1997.

 (3) Represents the elimination of the operating results of G&K for the three months ended March 31, 1997 (already included in Stanley's historical results of operations), and related minority interest.

 (4) Represents three months of amortization of goodwill based on a period of 25 years. See Notes 3 and 4 to the Unaudited Pro Forma Consolidated Balance Sheet.

 (5) Represents three months of interest expense at an assumed rate of 7.5% (which represents an estimate of the variable rate under the New Credit Agreement) on net borrowings of $6,324,000 undertaken for G&K's obligation to repurchase the remaining 49% of the outstanding capital stock of G&K.

 (6) Tax effect at an assumed statutory rate of 38% on income before income taxes.

 (7) Represents a reclassification of Stanley and G&K revenues and expenses to conform with the Company's classifications for financial reporting purposes. Gross profit in the Stanley Historical and G&K Historical columns would not be reflective of gross profit determined under US GAAP as neither Stanley nor G&K classifies cost of revenues separately from operating costs. Management has used an Australian GAAP to US GAAP reconciliation as provided in unaudited historical financial statements of Stanley and G&K and other information to determine reclassifications and assumed selling, general and administrative expenses for Stanley and G&K to be approximately 10% of service revenues prior to Australian GAAP to US GAAP adjustments.

 (8) Represents cost reductions identified as a result of the Stanley Acquisition, including the elimination of directors' fees, Australian public filing fees and expenses and printing costs resulting from Stanley no longer being publicly traded in Australia.

 (9) Represents compensation expense associated with options granted to Mr. Stanley under his employment agreement. The expense is based upon (i) an exercise price of $16.50 per share, (ii) the closing price of $21.75 for the Common Stock on June 25, 1997 (the effective date of the option grant) and
    (iii) the issuance of options (with a three year vesting period) to purchase 206,897 shares of Common Stock.

(10) Represents three months of amortization of deferred financing costs related to the New Credit Agreement based on a period of five years.

(11) Represents three months of interest expense at an assumed interest rate of 7.5% (which represents an estimate of the variable rate on the New Credit Agreement) on net borrowings undertaken for the Stanley tender offer and the repayment of borrowings from the proceeds of the issuance of Common Stock to Mr. Stanley as follows:

Interest expense on borrowings of $52,516,000 for the tender offer......................................  ($ 985,000)
Reduction in interest expense attributed to receipt of proceeds from purchase of Common Stock
  ($1,500,000) by Mr. Stanley...........................................................................      28,000
                                                                                                          ----------
Pro forma adjustment to interest expense................................................................  ($ 957,000)
                                                                                                          ----------
                                                                                                          ----------

(12) Reflects the number of shares of Common Stock purchased by Mr. Stanley (68,966) in connection with the Stanley Acquisition as if such shares were outstanding for the entire period and options to purchase 206,897 shares of Common Stock granted to Mr. Stanley, as calculated under the treasury stock method.


(13) Represents the reduction in interest expense attributable to the application of the estimated net proceeds from the sale of 2,006,565 shares of Common Stock offered by the Company hereby of $39,569,000 (based on an assumed offering price of $21.125 per share and the underwriting discount and estimated expenses totalling $2,819,000) to repay borrowings under the New Credit Agreement at an assumed interest rate of 7.5%.


(14) Reflects the number of shares of Common Stock to be issued by the Company in connection with the offering as if such shares were outstanding for the entire period.

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED JANUARY 31, 1997
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                                          PRO FORMA FOR STANLEY ACQUISITION
                                                                                  --------------------------------------------------
                                                                                     PRO FORMA FOR G&K
                                      LAYNE                                             ACQUISITION
                                   CHRISTENSEN       STANLEY           G&K        -----------------------
                                  HISTORICAL(1)   HISTORICAL(2)   HISTORICAL(2)   ADJUSTMENTS   PRO FORMA   ADJUSTMENTS    PRO FORMA
                                  -------------   -------------   -------------   -----------   ---------   ------------   ---------
Service and product revenues....    $ 222,853        $41,013         $19,494      $(5,290)(3)    $55,217                   $278,070
Other revenues..................                       1,977           1,348                       3,325    $(3,325)(7)
                                  -------------   -------------   -------------   -----------   ---------   ------------   ---------
Total revenues..................      222,853         42,990          20,842       (5,290)        58,542     (3,325)        278,070
Cost of revenues................      161,602                                                                39,329(7)      200,931
Operating costs.................                      35,528          16,333       (3,779)(3)     48,082    (48,082)(7)
                                  -------------   -------------   -------------   -----------   ---------   ------------   ---------
Gross profit....................       61,251          7,462           4,509       (1,511)        10,460      5,428          77,139
Selling, general and
  administrative expenses.......       38,956                                                                  (400)(8)      44,708
                                                                                                                362(9)
                                                                                                              5,790(7)
Amortization expense............                                                       94(4)          94        997(10)       1,211
                                                                                                                120(11)
Depreciation....................       10,974          3,130             609         (353)(3)      3,386                     14,360
                                  -------------   -------------   -------------   -----------   ---------   ------------   ---------
Operating income................       11,321          4,332           3,900       (1,252)         6,980     (1,441)         16,860
Other income(expense):
  Equity in earnings of
    foreign affiliates..........        3,895                                                                                 3,895
  Interest......................       (2,447)          (304)           (140)          22(3)      (1,102)    (3,826)(12)     (7,375)
                                                                                     (680)(5)
  Other income, net.............          161                           (446)                       (446)       362(7)           77
                                  -------------   -------------   -------------   -----------   ---------   ------------   ---------
Income before income taxes......       12,930          4,028           3,314       (1,910)         5,432     (4,905)         13,457
Income tax expense..............        4,913          1,499           1,158         (413)(3)      1,950     (1,864)(6)       4,999
                                                                                     (294)(6)
Minority interest...............                         356                         (356)(3)
                                  -------------   -------------   -------------   -----------   ---------   ------------   ---------
Net income......................    $   8,017        $ 2,173         $ 2,156      $  (847)       $ 3,482    $(3,041)       $  8,458
                                  -------------   -------------   -------------   -----------   ---------   ------------   ---------
                                  -------------   -------------   -------------   -----------   ---------   ------------   ---------
Net income per common
  and dilutive equivalent
  share.........................    $    0.88                                                                              $   0.91
                                  -------------                                                                            ---------
                                  -------------                                                                            ---------
Weighted average number of
  common and dilutive equivalent
  shares outstanding............    9,146,000                                                               118,907(13)    9,264,907
                                  -------------                                                                            ---------
                                  -------------                                                                            ---------


                                    PRO FORMA FOR STANLEY
                                     ACQUISITION AND THE
                                           OFFERING
                                  --------------------------
                                   ADJUSTMENTS    PRO FORMA
                                  -------------   ----------
Service and product revenues....                  $  278,070
Other revenues..................
                                  -------------   ----------
Total revenues..................                     278,070
Cost of revenues................                     200,931
Operating costs.................
                                  -------------   ----------
Gross profit....................                      77,139
Selling, general and
  administrative expenses.......                      44,708

Amortization expense............                       1,211

Depreciation....................                      14,360
                                  -------------   ----------
Operating income................                      16,860
Other income(expense):
  Equity in earnings of
    foreign affiliates..........                       3,895
  Interest......................  $   2,968(14)       (4,407)

  Other income, net.............                          77
                                  -------------   ----------
Income before income taxes......      2,968           16,425
Income tax expense..............      1,128(6)         6,127

Minority interest...............
                                  -------------   ----------
Net income......................  $   1,840       $   10,298
                                  -------------   ----------
                                  -------------   ----------
Net income per common
  and dilutive equivalent
  share.........................                  $     0.91
                                                  ----------
                                                  ----------
Weighted average number of
  common and dilutive equivalent
  shares outstanding............  2,006,565(15)   11,271,472
                                                  ----------
                                                  ----------


       See Notes to Unaudited Pro Forma Consolidated Statement of Income

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                          YEAR ENDED JANUARY 31, 1997

 (1) The column designated "Layne Christensen Historical" reflects the consolidated results of operations of the Company for the fiscal year ended January 31, 1997.

 (2) The column designated "Stanley Historical" reflects the results of operations of Stanley for the twelve months ended December 31, 1996 (in US
    GAAP) including the results of operations of G&K for the three months ended December 31, 1996. The column designated "G&K Historical" reflects the results of operations of G&K for the twelve months ended December 31, 1996 (in US GAAP). The Unaudited Pro Forma Consolidated Statement of Income assumes a conversion rate of $.7806 representing the average monthly conversion rate for the year ended December 31, 1996.

 (3) Represents the elimination of the operating results of G&K for the three months ended December 31, 1996 (already included in Stanley's historical results of operations), and related minority interest.

 (4) Represents amortization of goodwill associated with the acquisition of G&K by Stanley based on a period of 25 years. The goodwill consists of:

Initial 51% purchase of G&K by Stanley.............................................  $   5,245,000
51% of the cost basis of net assets of G&K at October 1, 1996......................     (2,540,000)
                                                                                     -------------
Excess purchase price allocated to goodwill........................................      2,705,000
                                                                                     -------------
Estimated purchase price of the 49% minority interest of G&K.......................      6,324,000
Minority interest in G&K recorded by Stanley as of March 31, 1997..................     (5,999,000)
                                                                                     -------------
Excess purchase price allocated to goodwill........................................        325,000
                                                                                     -------------
Total excess purchase price allocated to goodwill..................................  $   3,030,000
                                                                                     -------------
                                                                                     -------------

     The adjustment to amortization expense represents the amortization of the $2,705,000 of goodwill related to the initial purchase of 51% of G&K for the period from January 1, 1996 through September 30, 1996 (the period prior to the effective date of the purchase) and the amortization of $325,000 of goodwill related to the purchase of the remaining 49% of G&K for the entire year.

(5) Represents interest expense at an assumed rate of 7.5% (which represents an estimate of the variable rate under the New Credit Agreement) on net borrowings undertaken for G&K's obligation to repurchase the remaining 49% of the outstanding capital stock of G&K and interest for the period from January 1, 1996 through September 30, 1996 related to Stanley's initial acquisition of 51% of G&K:

Interest expense on borrowings of $6,324,000 for the 49% minority interest in G&K.....  $ (474,000)
Interest expense on borrowings of $3,656,000 relating to Stanley's initial acquisition
  of 51% of G&K.......................................................................    (206,000)
                                                                                        ----------
Adjustment to interest expense........................................................  $ (680,000)
                                                                                        ----------
                                                                                        ----------

 (6) Tax effect at an assumed statutory rate of 38% on income before taxes.

 (7) Represents a reclassification of Stanley and G&K revenues and expenses to conform with the Company's classifications for financial reporting purposes. Gross profit in the Stanley Historical and G&K Historical columns would not be reflective of gross profit determined under US GAAP as neither Stanley nor G&K classifies cost of revenues separately from operating costs. Management has used an Australian GAAP to US GAAP reconciliation as provided in unaudited historical financial statements of Stanley and G&K and other information to determine reclassifications and assumed selling, general and administrative expenses for Stanley and G&K to be approximately 10% of service revenues prior to Australian GAAP to US GAAP adjustments.

 (8) Represents cost reductions identified as a result of the Stanley Acquisition, including the elimination of directors' fees, Australian public filing fees and expenses and printing costs resulting from Stanley no longer being publicly traded in Australia.

 (9) Represents compensation expense associated with options granted to Mr. Stanley under his employment agreement. The expense is based upon (i) an exercise price of $16.50 per share, (ii) the closing price of $21.75 for the Common Stock on June 25, 1997 (the effective date of the option grant) and
    (iii) the issuance of options (with a three year vesting period) to purchase 206,897 shares of Common Stock.

(10) Represents amortization of goodwill based on a period of 25 years. See Note 4 to the Unaudited Pro Forma Consolidated Balance Sheet.

(11) Represents amortization of deferred financing costs related to the New Credit Agreement based on a period of five years.

(12) Represents interest expense on net borrowings at an assumed interest rate of 7.5% (which represents an estimate of the variable rate under the New Credit Agreement) undertaken for the Stanley tender offer and the repayment of borrowings from the proceeds of the issuance of Common Stock to Mr. Stanley as follows:

Interest expense on borrowings of $52,516,000 for the tender offer.................  $  (3,939,000)
Reduction in interest expense attributed to receipt of proceeds from purchase of
 Common Stock ($1,500,000) by Mr. Stanley..........................................        113,000
                                                                                     -------------
Pro forma adjustment to interest expense...........................................  $  (3,826,000)
                                                                                     -------------
                                                                                     -------------

(13) Reflects the number of shares of Common Stock purchased by Mr. Stanley (68,966) in connection with the Stanley Acquisition as if such shares were outstanding for the entire year and options to purchase 206,897 shares of Common Stock granted to Mr. Stanley, as calculated under the treasury stock method.


(14) Represents the reduction in interest expense attributable to the application of the estimated net proceeds from the sale of 2,006,565 shares of Common Stock offered by the Company hereby of $39,569,000 (based on an assumed offering price of $21.125 per share and the underwriting discount and estimated expenses totalling $2,819,000) to repay borrowings under the New Credit Agreement at an assumed interest rate of 7.5%.


(15) Reflects the number of shares of Common Stock to be issued by the Company in connection with the offering as if such shares were outstanding for the entire year.

      UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET AS OF APRIL 30, 1997
                                 (IN THOUSANDS)

                                                                       PRO FORMA FOR STANLEY
                                                                            ACQUISITION
                                                     ---------------------------------------------------------
                                                          PRO FORMA FOR G&K
                       LAYNE                                 ACQUISITION
                    CHRISTENSEN        STANLEY       ---------------------------
                   HISTORICAL (1)   HISTORICAL (2)   ADJUSTMENTS       PRO FORMA   ADJUSTMENTS       PRO FORMA
                   --------------   --------------   -----------       ---------   -----------       ---------
ASSETS:
Cash and cash
  equivalents....     $  1,218         $ 3,594                         $  3,594                      $  4,812
Customer
  receivables,
  net............       50,734          11,167                           11,167                        61,901
Inventories......       19,024           6,354                            6,354                        25,378
Other current
  assets.........        7,698             657                              657                         8,355
                   --------------      -------       -----------       ---------   -----------       ---------
  Total current
    assets.......       78,674          21,772                           21,772                       100,446
                   --------------      -------       -----------       ---------   -----------       ---------
Property and
  equipment,
  net............       54,398          21,962                           21,962                        76,360
Intangible
  assets.........          553                        $     325(3)          325        24,924(4)       25,802
Investments in
  foreign
  affiliates.....       17,660             428                              428                        18,088
Other assets.....        1,556           1,162                            1,162           600(5)        3,318
                   --------------      -------       -----------       ---------   -----------       ---------
                      $152,841         $45,324        $     325        $ 45,649     $  25,524        $224,014
                   --------------      -------       -----------       ---------   -----------       ---------
                   --------------      -------       -----------       ---------   -----------       ---------

LIABILITIES AND
  STOCKHOLDERS'
  EQUITY:
Accounts
  payable........     $ 12,614         $ 4,401                         $  4,401                      $ 17,015
Accrued
  liabilities....       28,371           1,996                            1,996                        30,367
Current
  maturities of
  long-term
  debt...........          117           1,273                            1,273                         1,390
                   --------------      -------       -----------       ---------   -----------       ---------
  Total current
   liabilities...       41,102           7,670                            7,670                        48,772
                   --------------      -------       -----------       ---------   -----------       ---------
Long-term debt...       35,783             998        $   6,324(3)        7,322     $  52,516(6)       94,121
                                                                                       (1,500)(7)
Other noncurrent
  liabilities....       11,456           3,665                            3,665                        15,121
Minority
  interests......                        5,999           (5,999)(3)
                   --------------      -------       -----------       ---------   -----------       ---------
  Total
   liabilities...       88,341          18,332              325          18,657        51,016         158,014
                   --------------      -------       -----------       ---------   -----------       ---------
Common stock.....           89          11,039                           11,039       (11,039)(4)          90
                                                                                            1(7)
Capital in excess
  of par value...       39,407          10,798                           10,798       (10,798)(4)      40,906
                                                                                        1,499(7)
Retained
  earnings.......       25,870           5,155                            5,155        (5,155)(4)      25,870
Other............         (866)                                                                          (866)
                   --------------      -------       -----------       ---------   -----------       ---------
  Total
    stockholders'
    equity.......       64,500          26,992                           26,992       (25,492)         66,000
                   --------------      -------       -----------       ---------   -----------       ---------
                      $152,841         $45,324        $     325        $ 45,649     $  25,524        $224,014
                   --------------      -------       -----------       ---------   -----------       ---------
                   --------------      -------       -----------       ---------   -----------       ---------


                         PRO FORMA FOR STANLEY
                     ACQUISITION AND THE OFFERING

                   ---------------------------------
                     ADJUSTMENTS          PRO FORMA
                   ---------------       -----------
ASSETS:
Cash and cash
  equivalents....                          $  4,812
Customer
  receivables,
  net............                            61,901
Inventories......                            25,378
Other current
  assets.........                             8,355
                   ---------------       -----------
  Total current
    assets.......                           100,446
                   ---------------       -----------
Property and
  equipment,
  net............                            76,360
Intangible
  assets.........                            25,802
Investments in
  foreign
  affiliates.....                            18,088
Other assets.....                             3,318
                   ---------------       -----------
                                           $224,014
                   ---------------       -----------
                   ---------------       -----------
LIABILITIES AND
  STOCKHOLDERS'
  EQUITY:
Accounts
  payable........                          $ 17,015
Accrued
  liabilities....                            30,367
Current
  maturities of
  long-term
  debt...........                             1,390
                   ---------------       -----------
  Total current
   liabilities...                            48,772
                   ---------------       -----------
Long-term debt...   $ (39,569)(8)            54,552

Other noncurrent
  liabilities....                            15,121
Minority
  interests......
                   ---------------       -----------
  Total
   liabilities...     (39,569)              118,445
                   ---------------       -----------
Common stock.....          20(8)                110

Capital in excess
  of par value...      39,549(8)             80,455

Retained
  earnings.......                            25,870
Other............                              (866)
                   ---------------       -----------
  Total
    stockholders'
    equity.......      39,569               105,569
                   ---------------       -----------
                                           $224,014
                   ---------------       -----------
                   ---------------       -----------


          See Notes to Unaudited Pro Forma Consolidated Balance Sheet

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(1) The column designated "Layne Christensen Historical" reflects the consolidated balance sheet of the Company as of April 30, 1997.

(2) The "Stanley Historical" column reflects the consolidated balance sheet of Stanley as of March 31, 1997. The Unaudited Pro Forma Consolidated Balance Sheet assumes a conversion rate of $.7860 representing the conversion rate at March 31, 1997.

(3) Represents the recording of goodwill resulting from G&K's obligation to repurchase the remaining 49% of the outstanding capital stock of G&K. Management currently estimates that the excess purchase price over historical cost of the G&K Acquisition will be allocated to goodwill based on a preliminary review of the G&K financial statements.

Estimated purchase price of remaining 49% minority interest in G&K (borrowings)...............  $6,324,000
Minority interest in G&K recorded by Stanley as of March 31, 1997.............................  (5,999,000)
                                                                                                ---------
Excess purchase price.........................................................................  $ 325,000
                                                                                                ---------
                                                                                                ---------

(4) Represents the recording of goodwill resulting from the tender offer to purchase Stanley. Management currently estimates that the excess purchase price over historical cost of the net assets acquired will be allocated to goodwill based on a preliminary review of the Stanley financial statements.

Estimated purchase price.....................................................................  $51,666,000
Acquisition costs............................................................................     250,000
Historical cost basis of net assets of Stanley as of March 31, 1997..........................  (26,992,000)
                                                                                               ----------
Excess purchase price........................................................................  $24,924,000
                                                                                               ----------
                                                                                               ----------

(5) Represents estimated deferred financing costs incurred in connection with the New Credit Agreement.

(6) Represents borrowings of $52,516,000 under the New Credit Agreement to finance the $51,666,000 Stanley purchase price and $850,000 of estimated fees and expenses related to the Stanley Acquisition and the New Credit Agreement. The Company has entered into a foreign currency collar pursuant to which the Company has fixed the exchange rate for the purchase of Australian dollars to finance the purchase of Stanley within a range of $.7515 to $.7615. For purposes of the pro forma purchase price calculation, the Company has assumed a conversion rate of $.7615.

(7) Represents the purchase of $1,500,000 of Common Stock (68,966 shares) by Mr. Stanley and the application of the proceeds from such purchase to repay borrowings under the New Credit Agreement.


(8) Represents the issuance of 2,006,565 shares of Common Stock by the Company and the application of the estimated net proceeds of $39,569,000 (assuming an offering price of $21.125 per share) to repay borrowings under the New Credit Facility.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Unaudited Pro Forma Consolidated Financial Statements, the Company's Consolidated Financial Statements and Notes thereto, Stanley's Consolidated Financial Statements and Notes thereto and G&K's Financial Statements and Notes thereto, each of which is included elsewhere in this Prospectus.

OVERVIEW

    Through a series of predecessors, the Company has been in business since the late 1800's when Mahlon Layne introduced a series of important innovations in the water well drilling industry. The Company was incorporated in 1981 in connection with the acquisition of substantially all the assets of The Marley Company ("Marley"), the Company's former parent corporation, by a corporation formed by KKR and its affiliates. Immediately prior to the Company's initial public offering of its Common Stock in August 1992, the shares of Common Stock held by Marley were distributed to Marley Holdings, L.P. and the other stockholders of Marley in a spin-off.

    In fiscal 1994, the Company began a program designed to improve operating efficiencies and reduce costs through office closures, reduced headcount, increased investment in productivity-enhancing capital equipment and improved safety practices. In a December 1995 cash and stock merger transaction (the "CBC Merger"), the Company acquired CBC, a leading provider of diamond core drilling services for mineral exploration and manufacturer of diamond core bits, core barrels, drill rigs and related equipment. The purchase price paid by the Company in the CBC Merger consisted of approximately 1,506,000 shares of restricted Common Stock valued at approximately $9,200,000 and approximately $9,056,000 in cash; in addition, the Company retired approximately $13,971,000 and assumed $1,491,000 of CBC's existing indebtedness. A portion of the cost of the CBC Merger was financed by a $25,000,000 term loan. The CBC Merger was treated as a purchase for financial accounting purposes, and accordingly, the results of operations include CBC from the acquisition date. As a result of the CBC Merger, the Company acquired equity interests in CBC's foreign affiliates. The Company's investment in foreign affiliates as of January 31, 1997 represented approximately 12% of its total assets. In fiscal 1997, the equity earnings of the Company from its foreign affiliates represented in the aggregate approximately 30% of the Company's earnings before taxes, and no individual foreign affiliate represented more than 13% of the Company's earnings before taxes. See Notes 2, 3 and 8 of Notes to the Company's Consolidated Financial Statements. In connection with the CBC Merger, the Company changed its name from Layne, Inc. to Layne Christensen Company in March 1996.

    The Stanley Acquisition will have a significant effect on Layne Christensen's future operations and on comparisons of income, expense and balance sheet items in future periods in comparison to fiscal 1997 and the first six months of fiscal 1998. Layne Christensen intends to account for the Stanley Acquisition using the purchase method of accounting. As a result of the Stanley Acquisition, among other things, the Company will incur a substantial increase in long-term debt and related interest expense and in goodwill and related goodwill amortization.

    The Company recognizes revenue on large, long-term drilling contracts on a percentage of completion basis for individual contracts based upon the ratio of costs incurred to total estimated costs at completion. Contract price and cost estimates are reviewed periodically as work progresses and adjustments proportionate to the percentage of completion are reflected in contract revenues and gross profit in the reporting period when such estimates are revised. Changes in job performance, job conditions and estimated profitability (including those arising from contract penalty provisions) and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. Revenue is recognized on smaller, short-term contracts using the completed contract method.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

    In April 1997, the Company entered into a contract to install a frozen earth barrier around an open pit mine in Canada. It is anticipated that the contract will be completed within one year and will generate geotechnical construction revenues of approximately $27,000,000 over such period. In light of the size of this contract, there can be no assurance that this level of revenues will be sustained in the geotechnical construction product line.

RESULTS OF OPERATIONS

    The following table, which is derived from the Company's Consolidated Financial Statements, presents, for the periods indicated, the percentage relationship which certain items reflected in the Company's statements of income bear to revenues.

                                                          THREE MONTHS             FISCAL YEAR ENDED
                                                        ENDED APRIL 30,               JANUARY 31,
                                                      --------------------  -------------------------------
                                                        1997       1996       1997       1996       1995
                                                      ---------  ---------  ---------  ---------  ---------
                                                          (UNAUDITED)
Revenues:
  Water well drilling...............................       26.6%      28.1%      28.5%      34.3%      33.1%
  Well and pump repair and maintenance..............       19.6       21.3       20.5       25.8       27.6
  Mineral exploration drilling......................       26.7       23.9       22.2       11.2       10.9
  Environmental drilling............................        6.1       10.6       10.4       15.1       18.3
  Geotechnical construction and other services......        6.7        4.0        6.6        5.5        3.7
                                                      ---------  ---------  ---------  ---------  ---------
      Total service revenues........................       85.7       87.9       88.2       91.9       93.6
  Product sales.....................................       14.3       12.1       11.8        8.1        6.4
                                                      ---------  ---------  ---------  ---------  ---------
      Total revenues................................      100.0%     100.0%     100.0%     100.0%     100.0%
                                                      ---------  ---------  ---------  ---------  ---------
                                                      ---------  ---------  ---------  ---------  ---------
Cost of revenues:
  Cost of service revenues..........................       73.2%      74.0%      72.5%      72.2%      73.8%
  Cost of product sales.............................       71.8       72.5       72.4       81.5       80.1
  Total cost of revenues............................       73.0       73.8       72.5       73.0       74.2
                                                      ---------  ---------  ---------  ---------  ---------
Gross profit........................................       27.0       26.2       27.5       27.0       25.8
Selling, general and administrative expenses........       17.9       18.1       17.5       16.9       17.3
Depreciation........................................        4.9        5.3        4.9        4.9        4.7
                                                      ---------  ---------  ---------  ---------  ---------
Operating income....................................        4.2        2.8        5.1        5.2        3.8
Other income (expense):
  Equity in earnings of foreign affiliates..........        1.4        2.0        1.7     --         --
  Interest..........................................       (1.0)      (1.3)      (1.1)       (.5)       (.5)
  Other, net........................................         .1         .2         .1         .2     --
                                                      ---------  ---------  ---------  ---------  ---------
Income before income taxes..........................        4.7        3.7        5.8        4.9        3.3
Income tax expense..................................        1.8        1.7        2.2        2.2        1.5
                                                      ---------  ---------  ---------  ---------  ---------
Net income..........................................        2.9%       2.0%       3.6%       2.7%       1.8%
                                                      ---------  ---------  ---------  ---------  ---------
                                                      ---------  ---------  ---------  ---------  ---------

COMPARISON OF THREE MONTHS ENDED APRIL 30, 1997 TO THREE MONTHS ENDED APRIL 30,
  1996

    REVENUES. Revenues for the three months ended April 30, 1997 increased $3,977,000 or 7.4% to $57,750,000 compared to $53,773,000 for the three months ended April 30, 1996. Mineral exploration drilling revenues increased 20.1% to $15,435,000 for the three months ended April 30, 1997 from $12,847,000 for the three months ended April 30, 1996. The increase was primarily the result of strong mining demand in Mexico and the southwest region of the United States. Water well drilling revenues increased 1.6% to $15,358,000 for the three months ended April 30, 1997 compared to revenues of $15,115,000 for the three months ended April 30, 1996. Well and pump repair and maintenance revenues decreased 1.1% to $11,320,000 for the three months ended April 30, 1997 from $11,451,000 for the three months ended April 30, 1996. The water well and pump repair and maintenance businesses, in total, have remained relatively constant in all regions served by the Company. Environmental drilling revenues decreased 37.7% to $3,542,000 for the three months ended April 30, 1997 from $5,688,000 for the three months ended April 30, 1996. The Company believes the market for environmental services offered by the Company, primarily in the southwest region of the United States, continues to be soft due to decreased demand for underground storage tank projects and environmental cleanup work generally. In addition, the Company has continued its strategy of not pursuing lower margin, less technically demanding environmental projects. Product sales increased 27.0% to $8,279,000 for the three months ended April 30, 1997 from $6,517,000 for the three months ended April 30, 1996, as a result of strong sales to the mining services industry.


    GROSS PROFIT. Gross profit was 27.0% for the three months ended April 30, 1997 compared to 26.2% for the same period last year. The increase in gross profit as a percent of revenues was primarily attributable to increased margins on the Company's mineral exploration operations and manufacturing efficiencies.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased to $10,327,000 for the three months ended April 30, 1997 compared to $9,737,000 for the three months ended April 30, 1996. Although down slightly as a percentage of revenue, the dollar increase in selling, general and administrative expenses was a result of higher salary and incentive related expenses during the first quarter.

    FOREIGN AFFILIATES. Equity in earnings of foreign affiliates was $820,000 for the three months ended April 30, 1997 compared to $1,102,000 for the three months ended April 30, 1996. The decrease was primarily a result of project delays in Peru caused by heavy rains and flooding early in fiscal 1998.

    INCOME TAXES. Income taxes of $1,031,000 for the three months ended April 30, 1997 increased from $902,000 in the same period last year as a result of higher income before taxes compared to the prior year. The effective tax rate for the three months ended April 30, 1997 was 38.0% compared to 45.0% for the same period last year. This improvement in the Company's effective tax rate was primarily a result of a higher estimate of tax on earnings from foreign affiliates for the first quarter of fiscal 1997.

COMPARISON OF FISCAL 1997 TO FISCAL 1996

    REVENUES. Revenues for fiscal 1997 increased $55,582,000 or 33.2% to $222,853,000 from fiscal 1996. Water well drilling revenues increased 10.7% to $63,529,000 for fiscal 1997 compared to revenues of $57,385,000 for fiscal 1996. The Company believes the increase in water well drilling revenues for the year was mainly the result of continued increases in domestic municipal spending in certain areas of the United States combined with increased sales of water well equipment. Well and pump repair and maintenance revenues increased 6.0% to $45,750,000 for fiscal 1997 from $43,166,000 for fiscal 1996. The Company experienced an increase in activity in several markets for these services. Mineral exploration drilling revenues increased 162.8% to $49,395,000 for fiscal 1997 from $18,794,000 for fiscal 1996. The increase was the result of the addition, through the CBC Merger, of CBC's domestic and Canadian drilling operations and continued strong mining demand in Mexico. Environmental drilling revenues decreased 8.0% to $23,260,000 for fiscal 1997 from $25,278,000 for fiscal 1996. The Company believes the decrease for the year was mainly the result of a continuing soft market for the environmental services offered by the Company. Product sales increased 94.7% to $26,309,000 for fiscal 1997 from $13,516,000 for fiscal 1996, as a result of the domestic production facilities of CBC acquired in the CBC Merger.

    GROSS PROFIT. Gross profit margin was 27.5% for fiscal 1997 compared to 27.0% for fiscal 1996. The increase in gross profit margin was primarily attributable to increased margins on product sales as a result of sales of drilling equipment and bits from manufacturing facilities acquired in the CBC Merger which have higher gross profit margins than those associated with the Company's products distribution business. The increase in gross profit margin on product sales was partially offset by lower gross profit margin on CBC's service revenues.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased to $38,956,000 for fiscal 1997 compared to $28,260,000 for fiscal 1996. The dollar increase in selling, general and administrative expenses was a result of the CBC Merger, compensation related expenses and growth in operations. As a percentage of revenues, selling, general and administrative expenses were 17.5% in fiscal 1997 and 16.9% in fiscal 1996. The increase as a percentage of revenue was due to increased requirements for certain incentive-related expenses and a generally higher percentage of selling expenses on product sales than contracting revenues.

    DEPRECIATION. Depreciation increased to $10,974,000 for fiscal 1997 compared to $8,233,000 for fiscal 1996. The increase in depreciation was primarily a result of assets acquired in the CBC Merger and the capital expenditures made by the Company in the last several years.

    FOREIGN AFFILIATES. Equity in earnings of foreign affiliates was $3,895,000 for fiscal 1997. These earnings were a result of the investments in foreign affiliates acquired in connection with the CBC Merger. The affiliates were reported on a one month lag, and therefore had no impact on the Company's fiscal 1996 operations. See Note 3 of the Notes to the Company's Consolidated Financial Statements for additional information on the affiliates.

    INTEREST EXPENSE. Interest expense increased $1,680,000 for fiscal 1997 compared to fiscal 1996. The increase was a result of the increased borrowings necessitated by the CBC Merger.

    INCOME TAXES. Income taxes of $4,913,000 for fiscal 1997 increased from $3,753,000 for fiscal 1996 as a result of higher income before taxes compared to the prior year. The effective tax rate for fiscal 1997 was 38.0% compared to 45.0% for fiscal 1996. This improvement in the Company's effective tax rate was a result of the increase in and the tax treatment of the Company's earnings from its foreign affiliates acquired through the CBC Merger. United States federal income taxes are generally not provided by the Company on the equity earnings of the affiliates, because foreign tax credits are available under current tax law to significantly reduce or eliminate the resulting United States income tax liability.

COMPARISON OF FISCAL 1996 TO FISCAL 1995

    REVENUES. Revenues increased to $167,271,000 in fiscal 1996 from $166,830,000 in fiscal 1995. Revenues from water well drilling increased 3.8% to $57,385,000 in fiscal 1996 compared to $55,278,000 in fiscal 1995. The Company believes the increase in water well drilling revenues for the year was mainly the result of increased domestic municipal spending in certain areas of the country and the Company's international expansion. This increase was offset in part by the significant adverse effect of weather and economic conditions on the Company's southern California operations. Well and pump repair and maintenance revenues decreased 6.3% to $43,166,000 in fiscal 1996 compared to $46,066,000 in fiscal 1995. The Company experienced a decrease in activity in certain markets for these services, particularly in southern California, in addition to decreases resulting from certain office closures in fiscal 1995. Environmental revenues decreased 17.1% to $25,278,000 in fiscal 1996 compared to $30,487,000 in fiscal 1995. The Company believes these decreases were a result of closing certain offices during fiscal 1995 and a continuing decline in the overall market for the environmental services offered by the Company. The decline in environmental revenues was partially offset by strong demand in the Arizona market serviced by the Company which was being influenced by increased enforcement of state environmental laws. Mineral exploration drilling and other services revenues increased 18.4% to $41,442,000 in fiscal 1996 compared to

$34,999,000 in fiscal 1995. A portion of the increase, $2,526,000, was the result of the CBC Merger. The remaining increase reflected increased demand in the international markets served by the Company, partially offset by decreased domestic demand.

    GROSS PROFIT. Gross profit increased to $45,193,000 or 27.0% of revenues in fiscal 1996 compared to $43,016,000 or 25.8% of revenues in fiscal 1995. The increase in gross profit was primarily attributable to higher margins for all product lines. The increase in margins was a result of an ongoing effort to improve pricing and efficiencies in the delivery of services.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses decreased to $28,260,000 or 16.9% of revenues in fiscal 1996 compared to $28,860,000 or 17.3% of revenues in fiscal 1995. The decrease in selling, general and administrative expenses was primarily attributable to lower requirements for certain incentive-related expenses.

    DEPRECIATION. Depreciation expense increased to $8,233,000 or 4.9% of revenues in fiscal 1996 compared to $7,811,000 or 4.7% of revenues in fiscal 1995. The increase was the result of increased capital spending during the prior two fiscal years in an effort to upgrade certain equipment and expand internationally.

    INTEREST EXPENSE. Interest expense remained flat in fiscal 1996 compared to fiscal 1995. This was the result of a lower level of borrowings during the majority of fiscal 1996 offset by increased borrowings as a result of the CBC Merger.

    OTHER INCOME. Other income, net increased to $407,000 in fiscal 1996 compared to a loss of $84,000 in fiscal 1995. Fiscal 1995 included a $474,000 exchange loss primarily as a result of the Mexican Peso devaluation.

    INCOME TAXES. Income taxes increased to $3,753,000 in fiscal 1996 compared to $2,522,000 in fiscal 1995 as a result of higher income before income taxes compared to the prior year. The effective tax rate for fiscal 1996 decreased to 45% compared to 46% in fiscal 1995 as a result of the CBC Merger.

FLUCTUATION IN QUARTERLY RESULTS

    The Company historically has experienced fluctuations in its quarterly results arising from the timing of the award and completion of contracts, the recording of related revenues and unanticipated additional costs incurred on projects. The Company's revenues on large drilling contracts are recognized on a percentage of completion basis for individual contracts based upon the ratio of costs incurred to total estimated costs at completion. Contract price and cost estimates are reviewed periodically as work progresses and adjustments proportionate to the percentage of completion are reflected in contract revenues and gross profit in the reporting period when such estimates are revised. Changes in job performance, job conditions and estimated profitability (including those arising from contract penalty provisions) and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. A significant number of the Company's contracts contain fixed prices and assign responsibility to the Company for cost overruns for the subject projects; as a result, revenues and gross margin may vary from those originally estimated and, depending upon the size of the project, variations from estimated contract performance could affect the Company's operating results for a particular quarter. Many of the Company's contracts are also subject to cancellation by the customer upon short notice with limited damages payable to the Company. In addition, adverse weather conditions, natural disasters, force majeure and other similar events can curtail Company operations in various regions of the world throughout the year, resulting in performance delays and increased costs. Moreover, the Company's domestic drilling activities and related revenues and earnings tend to decrease in the winter months when adverse weather conditions interfere with access to drilling sites and the ability to drill; as a result, the Company's revenues and earnings in its second and third quarters tend to be higher than revenues and earnings in its first and fourth quarters. Accordingly, as a result of the foregoing as well as other factors, quarterly results should not be considered indicative of results to be expected for any other quarter or for any full fiscal year. See the Company's Consolidated Financial Statements and Notes thereto.

INFLATION

    Management believes that the Company's operations for the periods discussed have not been adversely affected by inflation or changing prices.

LIQUIDITY AND CAPITAL RESOURCES

    Cash used in operations was $3,290,000 for the three months ended April 30, 1997 compared to cash used of $2,496,000 for the same period in the prior year. The change in cash from operations was primarily a result of increased net customer receivables and inventory compared to the same period in the prior year. During the quarter ended April 30, 1997, and as a result of a profitable fiscal 1997, the Company had substantial cash requirements in the form of incentive related expenses and profit sharing contributions that will not apply during the remainder of the fiscal year. In the quarter ended April 30, 1997, the Company's net customer receivables increased to $38,608,000 from $32,031,000 at January 31, 1997, primarily as a result of an increase in revenues. The primary source of the Company's liquidity in fiscal 1997, 1996 and 1995 was its cash from operating activities of $17,116,000, $7,268,000 and $23,308,000, respectively. The change in cash from operating activities from fiscal 1996 to 1997 was primarily the result of improved net income, dividends received from foreign affiliates and accounts receivable collections. The change in cash from fiscal 1995 to fiscal 1996 was primarily the result of increased customer receivables and a decrease in accounts payable and accrued expenses compared to the prior year.

    Cash from operations, along with borrowings under the Company's revolving credit agreement, was primarily utilized during fiscal 1997 for investing activities which included additions of $18,544,000 to property and equipment. Capital expenditures during fiscal 1997 primarily related to upgrading the Company's equipment and facilities and international expansion. The Company expects to spend approximately $16,000,000 in fiscal 1998 for capital expenditures, including approximately $3,500,000 for Stanley. Additions to property and equipment were $2,873,000 during the three month period ended April 30, 1997. The Company anticipates fiscal 1998 capital expenditures will be used to add to and upgrade the Company's equipment and expand operations. Stanley could be subject to capital calls of approximately $1,800,000 through December 31, 1998 on its investment in limited gold mining concessions. Stanley's total investment at April 30, 1997 was approximately $650,000. Stanley can decline to make the capital contribution, in which event its investment in the mining concessions will be reduced accordingly. As of April 30, 1997, the Company had no material commitments outstanding for capital assets.


    During March 1996, the Company completed the private placement of an unsecured note agreement (subsequently amended) for $25,000,000 to replace a term loan the Company had previously obtained from one of its lenders. The note bears a fixed interest rate of 6.75% and will be due March 15, 2006 with annual installments of $3,571,000 beginning March 15, 2000.


    The Company also entered into a credit agreement ("Credit Agreement") in March 1996 to refinance its then existing credit agreement and provide a revolving cash borrowing facility of $30,000,000, less any outstanding letter of credit commitments. The Company's borrowings and outstanding letter of credit commitments under the Credit Agreement as of April 30, 1997 were $9,500,000 and $5,000,000, respectively, leaving approximately $15,500,000 of unused availability. See Note 8 of the Notes to the Company's Consolidated Financial Statements.


    On July 25, 1997, the Company entered into the New Credit Agreement. The New Credit Agreement is being used to finance the Stanley Acquisition and to refinance the Company's existing indebtedness under the Credit Agreement, and the Company intends to borrow funds under the New Credit Agreement for working capital and capital expenditures and for other general corporate purposes. The New Credit Agreement provides a reducing revolving cash borrowing facility of up to $100,000,000, less any outstanding letter of credit commitments ($20,000,000 sublimit). The New Credit Agreement will terminate on July 25, 2002 and any borrowings thereunder will mature at that time. Layne Australia, the subsidiary of the Company that made the tender offer to purchase the shares of Stanley, will be eligible to draw down $30,000,000 under the New Credit Agreement. The New Credit Agreement provides for guarantees by certain of the Company's domestic subsidiaries and borrowings thereunder will be secured by the outstanding stock of such subsidiaries as well as 65% of the outstanding stock of certain foreign subsidiaries if the Company has not received at least $15,000,000 in net equity proceeds by October 31, 1997. The New Credit Agreement contains certain covenants including restrictions on the incurrence of additional indebtedness and liens, mergers and acquisitions, sale of assets or other dispositions, on annual capital expenditures, transactions with affiliates and mandatory prepayments based on the proceeds from the sale of assets and debt and equity securities and certain financial maintenance covenants, including among others, minimum interest coverage and maximum leverage ratios. The New Credit Agreement provides for interest at variable rates equal to (i) for loans in Australian dollars, an Australian Bill rate plus .50% to .875% (depending upon debt to capitalization ratios) or (ii) for loans in United States dollars, at the Company's option, a Eurodollar rate plus .50% to .875% (depending upon debt to capitalization ratios) or an alternate reference rate as defined in the New Credit Agreement.


    The Company's working capital as of April 30, 1997 and as of January 31, 1997, 1996 and 1995 was $37,572,000, $29,643,000, $26,796,000 and $13,578,000,
respectively. The increase in working capital in fiscal 1997 over fiscal 1996 was the result of improved operating cash flow as discussed above. The Company also recorded $2,800,000 in accrued integration costs in connection with the CBC Merger. This has been reduced by total cash expenditures of $2,097,000 as of April 30, 1997, all of which have been funded by operations. The remaining amount is expected to be incurred during fiscal 1998. The Company believes borrowings from the New Credit Agreement and cash from operations will be sufficient to meet the Company's and Stanley's seasonal cash requirements and to fund their budgeted capital expenditures for at least the balance of the fiscal 1998 year.

    Costs estimated to be incurred in the future for employee medical benefits and casualty insurance programs resulting from claims which have occurred are accrued currently. Under the terms of the Company's agreement with the various insurance carriers administering these claims, the Company is not required to remit the total premium until the claims are actually paid by the insurance companies. These costs are not expected to significantly impact liquidity in future periods. See Note 10 of the Notes to the Company's Consolidated Financial Statements.

                                    BUSINESS

GENERAL


    Layne Christensen provides sophisticated drilling services and related products and services in four principal markets: water supply, mineral exploration, geotechnical construction and environmental. The Company believes it is the largest provider in the United States of water well drilling, well maintenance and environmental drilling services. The Company also believes it is one of the world's largest providers of mineral exploration drilling services and a world leader in diamond drill bit technology. Layne Christensen's customers include municipalities, industrial companies, mining companies and environmental consulting and engineering firms located principally in the United States, Canada, Mexico and South America. Following consummation of the Stanley Acquisition, the Company will gain entry into mineral exploration drilling markets in Australia and West Africa. See "The Stanley Acquisition."


    The Company acquired CBC in December 1995, which expanded the Company's mineral exploration drilling business domestically and marked the Company's entry into Chile and Peru and other South American countries through CBC's affiliated companies. The CBC acquisition also gave the Company substantial capabilities in designing and manufacturing sophisticated drill rigs, diamond drill bits and related equipment used by the mineral exploration industry.

    The Company maintains its executive offices at 1900 Shawnee Mission Parkway, Mission Woods, Kansas 66205. The Company's telephone number is (913) 362-0510.

MARKET OVERVIEW


    The principal markets in which the Company operates are: water well drilling and maintenance, mineral exploration drilling, geotechnical construction and environmental drilling. In addition, following consummation of the Stanley Acquisition the Company's mineral exploration drilling will include drill and blast operations used in mine development. For purposes of this Prospectus, the phrase "mineral exploration drilling" includes drill and blast operations, unless otherwise noted. The characteristics of each of these markets vary, particularly with respect to the maturity and cyclicality of the market in various geographic areas. In each of these markets, however, the purchaser of drilling services and products generally demands technical expertise, knowledge of local geological conditions, project management skills, access to significant amounts of capital equipment and cost effective pricing.


    WATER WELL DRILLING AND MAINTENANCE. Demand for water well drilling services is driven by the need to access groundwater, which is affected by many factors including population movements and expansions, such as new housing developments, deteriorating water quality and limited availability of surface water. Groundwater is a vital natural resource that is pumped from the earth for drinking water, irrigation and industrial use. In many parts of the United States and other parts of the world, groundwater is the only reliable source of water. Groundwater is located in saturated geological zones at varying depths beneath the surface and accumulates in subsurface strata (aquifers). A substantial majority of the public water systems in the United States rely on groundwater (as compared to surface water) as their primary source of water. Groundwater is the source of potable water for a significant portion of the United States population. Surface water, the other major source of potable water, comes principally from large lakes and rivers.

    The water well drilling market is highly fragmented, consisting of several thousand water well drilling contractors in the United States. However, the Company believes that a substantial majority of these contractors are regionally and locally based, and are primarily involved in drilling low volume water wells for agricultural and residential customers, markets in which the Company does not generally compete. The Company's target groundwater drilling market consists of high volume water wells drilled principally for municipal and industrial customers. These wells have more stringent design specifications and are deeper and larger in diameter than low-volume residential and agricultural wells. Drillers for high-volume wells must have strong technical expertise, expert knowledge of local geology, large drilling equipment and the ability to procure sizable performance bonds.

    The demand for well and pump repair and maintenance depends upon the age and use of the well and pump, the quality of material and workmanship applied in the original well installation and changes in the depth and quality of the aquifer. Repair and rehabilitation work is often required on an emergency basis or within a relatively short period of time after a performance decline is recognized and is often awarded to the firm that initially drilled the well. Scheduling flexibility, together with appropriate expertise and equipment, are critical for a repair and maintenance service provider. Like the water well drilling market, the market for repair and maintenance is highly fragmented. It consists of most well drilling companies as well as firms that provide solely repair and maintenance services. In both cases, only a small percentage of companies performing repair and maintenance services are capable of diagnosing complex problems and selecting and implementing the appropriate rehabilitation techniques.

    MINERAL EXPLORATION DRILLING. Demand for mineral exploration drilling and products is driven by the demand for identifying, defining and developing underground mineral deposits. Growth in the economies of developing countries, including China and India, is currently creating the largest demands for copper, gold, silver, zinc and other minerals and propelling the need for mineral-related drilling services. Other factors influencing the demand for mineral-related drilling services include international political conditions, inflation and foreign exchange levels, commodity prices, the economic feasibility of mineral exploration and production, the discovery rate of new mineral reserves and the ability of mining companies to access capital for their activities.

    In recent years, important changes in the international mining industry have led to the development and growth of mineral exploration in developing regions of the world, including West Africa, Asia and South America. Certain countries, such as Chile and Peru, have liberalized their mining codes to permit foreign investment, and investment conditions generally have improved in those countries. At the same time, stricter environmental permitting rules in the United States and Canada have delayed or blocked the development of certain projects forcing mining companies to look overseas for growth. In addition, technological advancements now allow development of mineral resources previously regarded as uneconomical. The mining exploration industry has also increased its focus on these areas due to their early stage of mining development, relative to the more mature mining regions of the world such as the United States and South Africa. For example, while South Africa remains the top gold producer worldwide, its output has steadily fallen over the last decade and is projected to continue falling. In its August 1996 report, the Gold Institute reported that the twelve largest gold producing countries were as follows in 1995 (data given in million troy ounces):

South Africa..........................................................       16.8
United States.........................................................       10.6
Australia.............................................................        8.1
Commonwealth of Independent States....................................        7.3*
Canada................................................................        4.8
People's Republic of China............................................        4.4*
Indonesia.............................................................        2.4
Brazil................................................................        2.2
Papua New Guinea......................................................        1.8
Ghana.................................................................        1.7
Peru..................................................................        1.7
Chile.................................................................        1.4

        * Estimated

    The Gold Institute also tracks exploration spending and reported that exploration budgets in the United States dropped from $149 million in 1992 to a projected $121 million in 1996 while spending in

Central and South America increased from $28.1 million in 1992 to a projected $145.7 million in 1996. With respect to copper, the United States Geological Survey reported in February 1997 that the 12 largest copper producing countries were as follows in 1995 (data given in thousand metric tons of copper content):

Chile................................................................      2,490
United States........................................................      1,850
Canada...............................................................        726
Russia...............................................................        591
Indonesia............................................................        444
Australia............................................................        437
Poland...............................................................        384
Peru.................................................................        381
People's Republic of China...........................................        370
Mexico...............................................................        332
Zambia...............................................................        329
Kazakstan............................................................        260

    Mining companies hire exploration drillers to extract samples from sites that the mining companies analyze for mineral content. Mineral exploration drilling requires a high level of expertise and technical competence because the samples extracted must be free of contamination and accurately reflect the underlying mineral deposit. Familiarity with the local geology is critical to acquiring this competence. Mineral exploration drilling consists of exploratory drilling and definitional drilling. Exploratory drilling is conducted to determine if there is a minable mineral deposit (an orebody) on the site. Definitional drilling is typically conducted at a site to assess whether it would be economical to mine. The demand for definitional drilling has increased in recent years as new and less expensive mining techniques have made it feasible to mine previously uneconomical orebodies.

    In drill and blast operations conducted at open pit mines under production, the driller drills holes for the placement of explosives; the explosives are then detonated to loosen and dislodge earth, which is hauled away by the mining company for processing. Drill and blast contracts typically have lower margins than traditional mineral exploration drilling projects; however, they provide more stable revenues because drill and blast contracts typically have a duration of three to five years whereas traditional mineral exploration projects typically have substantially shorter terms. To win drill and blast contracts, a drilling company must be familiar with the mine site and its geology, have proven drill and blast expertise and personnel and easily transferable rigs and appropriate drilling equipment that can be dedicated to the site.

    GEOTECHNICAL CONSTRUCTION SERVICES. Geotechnical construction services are used to modify weak and unstable soils, decrease water flow in bedrock and provide support and groundwater control for excavation. Methods used include cement and chemical grouting and ground freezing, techniques for stabilizing soils; jet grouting, a high-pressure method for providing subsurface support; and dewatering, a method for lowering the water table. Geotechnical construction services are important during the construction of dams, tunnels, shafts, water lines, subways and other civil construction projects. Demand for geotechnical construction services is driven primarily by the demand for these infrastructure improvements. The customers for these services are primarily heavy civil construction contractors, governmental agencies, mining companies and the industrial sector. The geotechnical construction services industry is highly fragmented.

    ENVIRONMENTAL DRILLING. Demand for environmental drilling services is driven by public concern over groundwater contamination and resulting regulatory requirements to investigate and remediate contaminated sites and aquifers. Numerous and complex federal, state and local laws have been enacted for the purpose of investigating and remediating pollution of underground aquifers as well as preventing or controlling the potential environmental hazards caused by groundwater contamination. Environmental drilling services are utilized to assess, investigate, monitor and improve water quality and pumping capacity. Customers are typically national and regional consulting firms engaged by federal and state agencies as well as industrial companies that need to assess or clean up groundwater contamination sources.

BUSINESS STRATEGY

    Layne Christensen believes it is one of only a few companies worldwide that has the drilling expertise, financial resources, equipment and project management skills to conduct large, highly complex drilling projects in the Company's principal markets. As a result of providing water well and mineral exploration drilling services for more than 100 years through its predecessor companies, the Company has developed significant drilling expertise and project management skills and has compiled a broad database of geological and other technical information. The Company has substantial resources, including over 500 rigs and associated capital equipment, approximately 60 sales and operations offices and approximately 1,800 employees (in each case excluding its foreign affiliates). The Company's growth strategy is to expand its current geographic markets and enter into new business lines that build on the Company's core competencies. Key elements of this strategy are as follows:


    EXPAND MINERAL EXPLORATION DRILLING INTERNATIONALLY. The Company believes that its best mineral exploration drilling opportunities exist in Australasia, Africa and South America. To position itself to take advantage of such opportunities, the Company intends to expand its international mineral exploration business through internal expansion and acquisitions. In late 1995, the Company entered certain South American mineral exploration markets, including Chile and Peru, and expanded its operations in Mexico, through its acquisition of CBC and its affiliates. To further implement this international growth strategy, in July 1997 the Company acquired Stanley, a leading Australian mineral exploration drilling company with operations currently in West Africa (principally Ghana) and Australia. The Company believes that these foreign enterprises and their local affiliates have the opportunity to significantly expand their businesses by leveraging their local market expertise and the Company's technical competence, access to transferable drilling equipment and employee training and safety programs. The Stanley Acquisition also will give the Company the opportunity to expand its existing South American mineral exploration drilling activities into drill and blast operations. With the additional resources and capabilities provided by its acquisitions of CBC and Stanley, the Company believes it will be better positioned to expand its operations in countries such as Argentina, Bolivia, Brazil and Zambia, where it expects the mineral exploration industry to grow.



    ACQUIRE WATER WELL DRILLING BUSINESSES IN THE UNITED STATES. Layne Christensen is currently the largest provider of water well drilling services in the United States, operating in all of the country's regions except the northeast. The Company intends to expand its water well drilling business in the United States by making strategic acquisitions of selected regional privately-held water well drilling firms. For example, in July 1997 the Company acquired Stamm-Scheele Inc., a water well drilling company based near Baton Rouge, Louisiana. The Company believes that by combining the Company's capabilities with regional firms, the Company will improve such firms' efficiency, safety record, bonding capacity, profitability and professionalism and enable these firms to win project bids that they would not otherwise have won.


    EXPAND WATER WELL DRILLING INTERNATIONALLY. The Company intends to build its groundwater business internationally by leveraging the mineral exploration services that it currently provides to mining customers. Mining companies frequently need to implement a dewatering program that requires the installation of wells to remove groundwater from the mine excavation or to construct a groundwater well to obtain process water for use in connection with mining activities. For example, the Company is currently undertaking a project through one of the Company's Chilean affiliates for the completion of thirteen water production wells in the Collahuasi mine in Northern Chile, with technical support provided through Layne Christensen. Many developing countries also have significant and growing requirements to access groundwater to satisfy their potable water needs. The Company intends to position itself to be an industry leader in water well drilling in certain foreign markets, such as Mexico and Thailand. In all of its regions, the Company intends to concentrate on large scale industrial and government water well drilling projects.

    EXPAND PRESENCE IN GEOTECHNICAL CONSTRUCTION SERVICES. The Company's participation in the geotechnical construction services market is still in an early stage. The Company intends to leverage its drilling capabilities, industry contacts, reputation, project management skills and growing geographic presence to expand this business. In particular, the Company's strategy is to focus on relatively larger, technically demanding projects using its grouting and ground freezing capabilities. An example of the implementation of this strategy is the Company's project in Timmons, Ontario, Canada where the Company has been engaged by Echo Bay Mines Ltd. to construct a subsurface frozen earth barrier around a
3.5 kilometer perimeter open pit gold mine.

SERVICES AND PRODUCTS

    Layne Christensen's current business is divided into four primary areas: water well drilling and maintenance services; mineral exploration drilling services and products; geotechnical construction services; and environmental drilling services. Following consummation of the Stanley Acquisition, the Company's mineral exploration drilling services will also include drill and blast services.

    OVERVIEW OF THE COMPANY'S DRILLING TECHNIQUES

    The types of drilling techniques employed by the Company in its drilling activities have different applications:

    - Conventional and reverse circulation rotary rigs are used in water well and mineral exploration drilling primarily for drilling large diameter wells and employ air or drilling fluid circulation for removal of cuttings and borehole stabilization.

    - Dual tube drilling, an innovation advanced by the Company primarily for mineral exploration and environmental drilling, conveys the drill cuttings to the surface inside the drill pipe. This drilling method is critical in mineral exploration drilling and environmental sampling because it provides immediate representative samples and because the drill cuttings do not contact the surrounding formation thus avoiding contamination of the borehole while providing reliable, uncontaminated samples. Because this method involves circulation of the drilling fluid inside the casing, it is highly suitable for penetration of underground voids or faults where traditional drilling methods would result in the loss of circulation of the drilling fluid, thereby preventing further penetration.

    - Diamond core drilling is used in mineral exploration drilling to core solid rock, thereby providing geologists and engineers with solid rock samples for evaluation.

    - Cable tool drilling, which requires no drilling fluid, is used primarily in water well drilling for larger diameter wells. While slower than other drilling methods, it is well suited for penetrating boulders, cobble and rock.

    - Auger drilling is used principally in water well and environmental drilling for efficient completion of relatively small diameter, shallow wells. Auger rigs are equipped with a variety of auger sizes and soil sampling equipment.

    WATER WELL DRILLING AND MAINTENANCE

    DRILLING SERVICES. The Company provides complete water well systems on a turnkey basis, offering the comprehensive range of services required to provide professionally designed, constructed and maintained municipal, industrial and, to a lesser extent, agricultural water wells. Although it may not perform each of the services it offers on every project, the Company has the capability to provide every element of a water well system, including test hole drilling, well casing and screen selection and installation, gravel packing, grout sealing, well development and testing and pump selection, equipment sales and installation. Layne Christensen provides water well drilling services in most regions of the United States and in certain foreign countries.

    Water well drilling requires the integration of hydrogeology and engineering with the techniques of well drilling because the drilling methods and size and type of equipment depend upon the depth of the wells and the geological formations encountered at the project site. The Company has extensive well archives and equipment in addition to technical personnel to determine geological conditions and aquifer characteristics in most locations, enabling it to locate suitable water-bearing formations to meet a wide variety of customer requirements. The Company provides feasibility studies using complex geophysical survey methods and has the expertise to analyze the survey results and define the source, depth and magnitude of an aquifer. It can then estimate recharge rates, specify required well design features, plan well field design and develop water management plans. To conduct these services, the Company maintains a staff of professional employees including civil and geological engineers, geologists, hydrogeologists, geophysicists, and microbiologists.

    The Company believes that it has the technical ability and experience to specify and install the most efficient pump for a given well design and aquifer characteristics. As part of its water well drilling and installation business, the Company sells a wide variety of pumps manufactured by third parties, including vertical turbine, submersible, shortcoupled and horizontal centrifugal pumps. The Company also sells and installs certain third party water treatment equipment, which is typically installed at or near the wellhead, including chlorinators, aerators, filters and controls. In addition, the Company sells miscellaneous supplies manufactured by the Company as well as third parties for use in the water well drilling industry, including well casing, well screens, drill pipe and bits, drilling fluids and well cleaning supplies.

    WELL AND PUMP REPAIR AND MAINTENANCE. Periodic repair and maintenance of well equipment is required during the life of a well. In locations where the groundwater contains both bacteria and iron, screen openings may become blocked with organic growth, reducing the capacity and productivity of the well. Similarly, groundwater with high mineral content may cause the buildup of scale on well screens, also reducing the capacity and productivity of the well.

    The Company offers complete repair and maintenance services for existing wells, pumps and related equipment through a network of local offices throughout its geographic markets. In addition to its well service rigs, the Company has equipment capable of conducting downhole closed circuit televideo inspections (one of the most effective methods for investigating water well problems), enabling the Company to diagnose better and respond more quickly to well and maintenance problems. The Company believes it benefits from offering both water well drilling and repair and maintenance services because firms that install wells are more likely to be called upon to maintain or repair them.

    The Company's trained and experienced personnel can perform a variety of well rehabilitation techniques, including chemical and mechanical methods, and can perform bacteriological well evaluation and water chemistry analysis. The Company also has the capability and inventory to repair, in its own machine shops, most water well pumps, regardless of manufacturer, as well as to repair well screens, casings and related equipment such as chlorinators, aerators and filtration systems.

    MINERAL EXPLORATION DRILLING AND PRODUCTS

    DRILLING SERVICES. The Company provides drilling services for geological assessment, in situ mining and mineral exploration. These services are used primarily by major gold and copper producers based in the United States and Canada, and to a lesser extent, iron ore producers. In response to a shift in recent years by many of these producers to foreign markets in search of economically minable orebodies, the Company commenced mineral exploration drilling operations in Mexico in 1991. In addition, with its acquisition of CBC in December 1995, the Company now has foreign affiliates operating in South America with facilities in Chile and Peru. These affiliates are among the leaders in their respective markets for mineral exploration drilling services and have projects in Argentina, Bolivia, Brazil, Chile, Mexico and Peru, among other locations.


    The Company, together with its affiliates, offers a complete range of mineral exploration drilling technologies from the traditional to the most advanced. The Company's drilling specialists will recommend effective drilling methods to address the challenges presented by difficult subsurface conditions at exploration sites. Following consummation of the Stanley Acquisition, the Company's mineral exploration drilling activities will also include drill and blast services.


    PRODUCTS. With its acquisition of CBC, the Company expanded its operations to include the manufacture and marketing of a wide range of standard equipment used by the Company and third party drilling contractors involved in mineral exploration and mine development in various parts of the world. The Company's products include drill rigs, coring equipment and drill bits. The Company uses its experience gained from completing a wide range of drilling projects to design products, particularly drill bits, that are well suited to current drilling applications, and from time to time, will design and manufacture products for custom applications. The Company's products are designed and manufactured to meet its own rigid standards of quality and utility as well as the standards of various trade associations.

    Layne Christensen manufactures a line of diamond core mineral exploration drill rigs which are designed to meet the specialized work requirements of mineral exploration sites and can also be used at environmental sites. The Company's line of rig accessory equipment and tools includes subs, bushings and adapters; water swivels; a variety of safety related equipment; and hoisting, lowering and pulling equipment.

    The Company manufactures conventional and wireline coring equipment for recovery of core samples from the earth. The Company's wireline core barrels are core recovery tools designed for operation at the bottom of the drill string where a core bit cuts the core that is collected and retained inside the core barrel. Retrieving the core requires pulling the inner tube through the inside of the string of rods, using the Company's proprietary quad latch, and then removing the core barrel from the inner tube to retrieve the core. The wireline coring system allows for faster and more efficient core sampling than conventional coring because the entire drill rod string does not have to be retrieved from the earth each time a core sample is obtained. The Company believes its wireline coring systems represent the state-of-the-art in coring performance. The Company also offers a full line of equipment for conventional coring. The Company's conventional and wireline coring products include drill rods manufactured by third parties to which the Company adds industry standard threading suited to its products. The drill rods purchased by the Company are composed of the highest grade of carbon alloy steel for durability and flexibility.

    The diamond drill bit products manufactured by the Company include products incorporating matrix powder technology coupled with both synthetic and natural diamonds. The principal categories of drilling bits are surface set diamond bits, impregnated synthetic diamond bits and polycrystalline synthetic diamond bits. Each category of bit is specifically designed for maximum drilling efficiency in different geological formations and drilling applications, and the Company frequently updates and redesigns its bits for various formations and applications. The Company's bit products also include reamers and stabilizers for stabilizing and centering the drill bit. The Company distributes its products to distributors, general contractors, mineral exploration companies and equipment and parts suppliers.

    In the products market, the Company seeks to be a leader in advanced manufacturing technology and superior quality drilling products and equipment that meet the highest standards for precision, consistency and durability. The Company engages in on-going engineering, research and development activities to improve its existing products and to design and develop new products for both existing and new drilling applications. To further promote efficiency, reduce development costs and enhance customer relationships, the Company's research and engineering staff works closely with its customers to design and develop custom-engineered drilling solutions.

    GEOTECHNICAL CONSTRUCTION SERVICES

    Geotechnical construction services include those services provided by the Company to the heavy civil construction market to provide ground modification for construction work in unstable soils during the construction of dams, tunnels, shafts and other civil construction projects. Services offered include cement and chemical grouting, jet grouting, drain hole drilling, installation of ground anchors, tie backs, rock bolts and instrumentation. The Company offers expertise in selecting the appropriate support techniques to be applied in various geological conditions. In addition, the Company has extensive experience in the placement of measuring devices capable of monitoring water levels and ground movement.

    The Company also offers artificial ground freezing capabilities, typically utilized as an alternative method to dewatering large diameter excavation and tunneling projects. The Company was recently awarded a significant contract by Echo Bay Mines Ltd. to construct a subsurface frozen earth barrier around an open pit gold mine in Timmons, Ontario, Canada. In the Echo Bay project, the Company will drill and install approximately 2,000 pipes to depths of 45 to 125 meters around the 3.5 kilometer perimeter of the mine, then connect the pipes to an enclosed manifold system that will deliver a brine solution, refrigerated to -20 degrees Centigrade, to each of the individual pipes.

    ENVIRONMENTAL DRILLING

    The Company offers a wide range of environmental drilling services including: investigative drilling, installation and testing of wells that monitor the extent of groundwater contamination, installation of recovery wells that extract contaminated groundwater for treatment (pump and treat remediation) and specialized site safety programs associated with drilling at contaminated sites. Monitoring wells are installed to determine the nature and extent of known or suspected subsurface contamination as well as to monitor an area for future contamination. In addition, monitoring wells are often installed surrounding underground petroleum or chemical storage tanks to monitor for possible future tank leaks or product spills. After monitoring and testing the groundwater, recovery wells may be installed to extract contaminated water from the aquifer for treatment or disposal.

    In its environmental health services department, the Company employs a full-time staff qualified to prepare site specific health and safety plans for customers who have workers employed on hazardous waste cleanup sites as required by OSHA and MSHA.

OPERATIONS

    The Company operates on a decentralized basis, with approximately 60 sales and operations offices located in most regions of the United States and Canada, Mexico and Thailand. In addition, the Company, through its foreign affiliates, operates out of locations in Mexico, South America and Europe.

    The Company is primarily organized domestically in eastern and western geographic regions, each with a regional vice president in charge of operations and district managers in charge of individual district office profit centers. The district managers report to their respective regional vice president on a regular basis. Each district office employs a field superintendent who is in charge of projects in the field and sales engineers who are responsible for marketing the Company's services in their district as well as for monitoring the progress of projects. The Company does not conduct significant marketing activities.

Instead, the Company's sales engineers cultivate and maintain contacts with existing and potential customers. In this way, the Company learns of and is in a position to compete for proposed drilling projects in the region.

    In its foreign affiliates, where the Company does not have majority ownership or operating control, day-to-day operating decisions are made by local management. The Company's regional vice presidents oversee the Company's interests in its foreign affiliates as well as the operations of its foreign subsidiaries. In addition, the Company manages its interests in its foreign affiliates through regular management meetings and analysis of comprehensive operating and financial information. In its significant foreign affiliates, the Company has entered into shareholder agreements that give it limited board representation rights and require super-majority votes in certain circumstances.

CUSTOMERS AND CONTRACTS

    Each of the Company's service and product lines has major customers; however, no single customer accounted for 10% or more of the Company's revenues in any of the past three fiscal years.

    Generally, the Company negotiates its service contracts with industrial and mining companies and other private entities, while its service contracts with municipalities are generally awarded on a bid basis. The Company's contracts vary in length depending upon the size and scope of the project. The majority of such contracts are awarded on a fixed price basis, subject to change of circumstance and force majeure adjustments, while a smaller portion are awarded on a cost plus basis. Substantially all of the contracts are cancelable for, among other reasons, the convenience of the customer.


    In the water well drilling service line, the Company's customers are typically municipalities and local operations of industrial businesses. Of the Company's water well drilling revenues in fiscal 1997, approximately 59% were derived from municipalities and approximately 26% were derived from industrial businesses while the balance was derived from other customer groups. The term "municipalities" is used to include local water districts, water utilities, cities, counties and other local governmental entities and agencies that have the responsibility to provide water supplies to residential and commercial users. In the drilling of new water wells, the Company targets customers that require compliance with detailed and demanding specifications and regulations and that often require bonding and insurance, areas in which the Company believes it has competitive advantages over its competitors due to its drilling expertise and financial resources.


    In the water well repair and maintenance service line, the Company's customers also include municipalities and local operations of industrial businesses. In fiscal 1997, approximately 52% of the Company's repair and maintenance revenues were derived from municipalities, approximately 27% of such revenues were derived from industrial businesses and the balance was derived from other customer groups.

    Customers for the Company's mineral exploration drilling services in the United States, Mexico, Canada and South America are primarily gold and copper producers. The Company's largest customers in its mineral exploration drilling business are multi-national corporations headquartered primarily in the United States and Canada. Customers for mineral exploration products manufactured or sold by the Company include distributors, general contractors, mineral exploration companies and equipment and parts suppliers.

    In its geotechnical construction services product line, the Company's customers are primarily heavy civil construction contractors, governmental agencies, mining companies and industrial companies. The Company often acts as a specialty subcontractor when it provides geotechnical construction services.

    The Company's primary environmental drilling customers are regional or national consulting firms retained by federal or state agencies or by industrial companies to assist in the assessment and cleanup of groundwater contamination.

BACKLOG

    The Company's backlog consists of executed service and product purchase contracts, or portions thereof, not yet performed by the Company. The Company believes that its backlog does not have any significance other than as a short-term business indicator because substantially all of the contracts comprising the backlog are cancelable for, among other reasons, the convenience of the customer. The Company's backlog was approximately $49,197,000 at April 30, 1997, compared to approximately $41,551,000 at April 30, 1996. The Company's backlog is generally completed within the following fiscal year.

PROPERTIES AND EQUIPMENT

    The Company's corporate headquarters are located in Mission Woods, Kansas (a suburb of Kansas City, Missouri), in approximately 28,000 square feet of office space leased by the Company pursuant to a written lease agreement which expires February 28, 2000. The Company's manufacturing operations are primarily conducted from an approximately 84,000 square foot plant located in Salt Lake City, Utah and owned by the Company (the "Plant"). The Plant is subject to a commercial deed of trust which provides security for the Company's note to a lender in the amount of approximately $1,400,000.

    As of April 30, 1997, the Company (excluding foreign affiliates) owned or leased approximately 525 drill and well service rigs throughout the world, including approximately 475 in the United States. This includes rigs used primarily in each of its service lines as well as multi-purpose rigs. In addition, as of April 30, 1997, the Company's foreign affiliates owned or leased approximately 90 drill rigs.

COMPETITION

    The Company's competition in the water well drilling business consists primarily of small, local water well drilling operations and some regional competitors. The largest domestic provider of water well drilling products and services other than the Company is Hydro Group, Inc., a private company located and primarily operating in the northeastern United States, while the next largest competitor, Beylik Drilling, Inc., is located in California. Oil and natural gas well drillers generally do not compete in the water well drilling business because the technology, expertise and equipment utilized in these businesses differ significantly. Only a small percentage of all companies that perform water well drilling services have the technical competence and drilling expertise to compete effectively for high volume municipal and industrial projects, which typically are more demanding than projects in the agricultural or residential well markets. In addition, smaller companies often do not have the financial resources or bonding capacity to compete for large projects. However, there are no proprietary technologies or other significant factors which prevent other firms from entering these local or regional markets or from consolidating together into larger companies more comparable in size to the Company. Water well drilling work is usually obtained on a competitive bid basis for municipalities, while work for industrial customers is obtained on a negotiated or informal bid basis.

    As is the case in the water well drilling business, the well repair and maintenance business is characterized by a large number of relatively small competitors. Only a small percentage of the companies performing these services have the technical expertise necessary to diagnose complex problems, perform many of the sophisticated rehabilitation techniques offered by the Company or repair a wide range of pumps in their own facilities. In addition, many of these companies have only a small number of pump service rigs. Repair and maintenance projects are typically negotiated at the time of repair or contracted for in advance depending upon the lead time available for the repair work. Since pump repair and rehabilitation work is typically negotiated on an emergency basis or within a relatively short period of time, those companies with available rigs and the requisite expertise have a competitive advantage by being able to respond quickly to repair requests.

    In its mineral exploration drilling business, the Company competes with a number of drilling companies, including Boart Longyear and Ausdrill Limited, as well as vertically integrated mining companies that conduct their own exploration drilling or drill and blast activities; some of these competitors have greater capital and other resources than the Company. In the mineral exploration drilling market, the Company competes based on price, expertise and reputation. The Company believes it has a well-recognized reputation for expertise and performance in this market, although the Company is not the largest company providing these services on a national or international basis. The Company believes that this market is becoming more competitive, particularly in the United States. Mineral exploration drilling work is typically performed on a negotiated basis. In the market for the Company's manufactured mineral exploration drilling products, the Company's competitors consist of Boart Longyear and a small number of other manufacturers. The Company competes in this market based on price, technical design and reputation.

    The geotechnical construction services market is highly fragmented as a result of the large area served, the wide range of techniques offered and the large number and variety of contractors. The Company's two major competitors in this market are Hayward Baker, Inc. and Nicholson Construction Company. In this market, the Company competes based upon a combination of reputation, innovation and price.

    In the environmental drilling market, Layne Christensen competes with different types of drillers depending on the services involved. Small site assessments and routine underground storage tank assessment and remediation projects are highly competitive and attract a large number of local drilling competitors. More sophisticated and demanding projects generally require the expertise and resources of larger drilling operators with access to multiple rigs and alternative drilling techniques. The larger drilling companies generally also have the requisite expertise and safety training to assess the risks associated with drilling on sites having higher contamination levels and larger amounts of hazardous wastes. The Company believes its risk assessment process enables it to select projects prudently and to better manage risks associated with those projects. The Company focuses on the more technically demanding projects in this area and avoids the smaller and highly competitive site assessment and remediation projects. Environmental drilling contracts are usually bid or negotiated at the initial stage but major contract extensions are often negotiated.

EMPLOYEES AND TRAINING

    At January 31, 1997, the Company had 1,832 employees, 158 of whom were hourly employees and members of collective bargaining units represented by locals affiliated with major labor unions. The Company believes that its relationship with its employees is satisfactory.

    In all of the Company's service lines, an important competitive factor is technical expertise. As a result, the Company emphasizes the training and development of its personnel. Periodic technical training is provided for senior field employees covering such areas as pump installation, drilling technology and electrical troubleshooting. In addition, the Company emphasizes strict adherence to all health and safety requirements and offers incentive pay based upon achievement of specified safety goals. This emphasis encompasses developing site-specific safety plans, ensuring regulatory compliance and training employees in regulatory compliance and good safety practices. Training includes an OSHA-mandated 40-hour hazardous waste and emergency response training course as well as the required annual eight hour updates. The Company has an environmental health sciences staff which allows it to offer such training in-house. This staff also prepares health and safety plans for specific sites and provides input and analysis for the health and safety plans prepared by others.

    On average, the Company's field supervisors and drillers have sixteen and ten years, respectively, of experience with the Company. In addition, many of the Company's professional employees have advanced academic backgrounds in agricultural, chemical, civil, industrial and mechanical engineering, geology, microbiology and metallurgy. The Company believes that its size and reputation allow it to compete effectively for highly qualified professionals.

REGULATORY AND ENVIRONMENTAL MATTERS

    The services provided by the Company are subject to various licensing, permitting, approval and reporting requirements imposed by federal, state, local and foreign laws. Its operations are subject to inspection and regulation by various governmental agencies, including the Department of Transportation, OSHA and MSHA in the United States as well as their counterparts in foreign countries. In addition, the Company's activities are subject to regulation under various environmental laws regarding emissions to air, discharges to water and management of wastes and hazardous substances. To the extent the Company fails to comply with these various regulations, it could be subject to monetary fines, suspension of operations and other penalties. In addition, these and other laws and regulations affect the Company's mineral drilling services and product customers and influence their determination whether to conduct mineral exploration and development.


    In April 1997, employees of the Company conducting a ground freeze project on the site of a steel plant in Northwest Indiana were involved in a spill of approximately 2,000 gallons of ammonium hydroxide from a storage tank which resulted in a discharge of the pollutant. Based upon its investigation to date, the Company believes that there will be no long term environmental harm resulting from this spill. However, in June 1997, the Company learned that the EPA, Region V Office of Criminal Investigation, was investigating the matter. To date the EPA has conducted interviews of a limited number of employees. At this time, no written claims or charges have been made against the Company or any of its employees, and the Company is endeavoring to cooperate fully with the EPA. However, there can be no assurance that civil or criminal charges will not result from the investigation or that such charges will not have a material adverse effect on the Company. In particular, criminal liability could impair the ability of the Company to be awarded municipal and federal government contracts. If any criminal charges are brought against the Company, Layne Christensen intends to contest them vigorously.


    Many localities require well operating licenses which typically specify that wells be constructed in accordance with applicable regulations. Various state, local and foreign laws require that water wells and monitoring wells be installed by licensed well drillers. The Company maintains well drilling and contractor's licenses in those jurisdictions in which it operates and in which such licenses are required. In addition, the Company employs licensed engineers, geologists and other professionals necessary to the conduct of its business. In those circumstances in which the Company does not have a required professional license, it subcontracts that portion of the work to a firm employing the necessary professionals.

POTENTIAL LIABILITY AND INSURANCE

    The Company's drilling activities involve certain operating hazards that can result in personal injury or loss of life, damage and destruction of property and equipment, damage to the surrounding areas, release of hazardous substances or wastes and other damage to the environment, interruption or suspension of drill site operations and loss of revenues and future business. The magnitude of these operating risks is amplified when the Company, as is frequently the case, conducts a project on a fixed-price, "turnkey" basis where the Company delegates certain functions to subcontractors but remains responsible to the customer for the subcontracted work. In addition, the Company is exposed to potential liability under foreign, federal, state and local laws and regulations, contractual indemnification agreements or otherwise in connection with its provision of services and products. For example, the Company could be held responsible for contamination caused by an accident which occurs as a result of the Company drilling through a contaminated water source and creating a channel through which the contaminants migrate to an uncontaminated water source. Litigation arising from any such occurrences may result in the Company's being named as a defendant in lawsuits asserting large claims. Although the Company maintains insurance protection that it considers economically prudent, there can be no assurance that any such insurance will be sufficient or effective under all circumstances or against all claims or hazards to which the Company may be subject or that the Company will be able to continue to obtain such insurance protection. A successful claim or damage resulting from a hazard for which the Company is not fully insured could have a material adverse effect on the Company. In addition, the Company does not maintain political risk insurance or business interruption insurance with respect to its foreign operations.

LEGAL PROCEEDINGS

    The Company is involved in various matters of litigation, claims and disputes which have arisen in the ordinary course of the Company's business. While the resolution of any of these matters may have an impact on the financial results for the period in which the matter is resolved, the Company believes that the ultimate disposition of these matters will not, in the aggregate, have a material adverse effect on the Company's business or consolidated financial position.

                                   MANAGEMENT

    The Company's directors and executive officers are as follows:

NAME                                                       AGE                            POSITIONS
-----------------------------------------------------      ---      -----------------------------------------------------
Robert J. Dineen                                               67   Chairman of the Board and Director

Andrew B. Schmitt                                              48   President, Chief Executive Officer and Director

Edward A. Gilhuly                                              37   Director

Todd A. Fisher                                                 31   Director

Donald K. Miller                                               65   Director

H. Edward Coleman                                              59   Senior Vice President

Norman E. Mehlhorn                                             56   Senior Vice President

Eric R. Despain                                                48   Senior Vice President

Kent B. Magill                                                 44   Vice President, General Counsel and Secretary

Jerry W. Fanska                                                48   Vice President--Finance and Treasurer

    Executive officers are appointed by and serve at the pleasure of the Board of Directors.

    ROBERT J. DINEEN. Mr. Dineen has served as Chairman of the Board of the Company since August 1992. From May 1986 until his retirement in August 1993, Mr. Dineen was President and Chief Executive Officer of The Marley Company, a manufacturer and supplier of engineered equipment and services for heating, fluid handling, control and treatment and heat exchange. Mr. Dineen is a director of Kansas City Power & Light Company and Owens-Illinois, Inc.

    ANDREW B. SCHMITT. Mr. Schmitt has served as President and Chief Executive Officer of the Company since October 1993. For approximately two years prior to joining the Company, Mr. Schmitt managed two privately-owned hydrostatic pump and motor manufacturing companies and an oil and gas service company. He served as President of the Tri-State Oil Tools Division of Baker Hughes Incorporated from February 1988 to October 1991.


    EDWARD A. GILHULY. Mr. Gilhuly has been a member of KKR & Co., L.L.C., the general partner of KKR, since 1996 and a general partner of KKR Associates, L.P. ("KKR Associates") since 1995. During 1995, Mr. Gulhuly was a general partner of KKR. Prior to 1995, he was an executive of KKR and a limited partner of KKR Associates for more than five years. Mr. Gilhuly is a director of Owens-Illinois, Inc., Owens-Illinois Group, Inc., Doubletree Hotel Corporation, Union Texas Petroleum Holdings, Inc. and Merit Behavioral Care Corporation.


    TODD A. FISHER. Mr. Fisher has been an executive of KKR since June 1993. From July 1992 to June 1993, Mr. Fisher was an associate at Goldman, Sachs & Co. Prior to 1992, Mr. Fisher attended the Wharton School of Business at the University of Pennsylvania. Mr. Fisher has served as a director of Merit Behavioral Care Corporation since October 1995.

    DONALD K. MILLER. Mr. Miller has been Chairman of the Board of Greylock Financial, Inc., a corporation engaged in merchant banking, since 1987. In addition, Mr. Miller has been since 1987 a special limited partner of Greylock Investments Limited Partnership ("Greylock"), a limited partnership engaged in making investments. From November 1990 to April 1993 Mr. Miller was Chairman and Chief Executive Officer, and from April 1993 to November 1994 Mr. Miller was Vice Chairman, of Thomson Advisory Group L.P., an asset management company. Mr. Miller served as Chairman of the Board of Directors of CBC from 1986 to December 1995. Mr. Miller was involved in the formation of Christensen Boyles and in the acquisition of Boyles Bros. Drilling Company and Christensen Mining Products. He currently is on the Board of Directors of Fibreboard Corporation, Huffy Corporation, PIMCO Advisors L.P. and RPM, Inc. and has spent the majority of his career in investment banking or as an investor focusing on a variety of industries.

    H. EDWARD COLEMAN. Mr. Coleman has served as an officer of the Company since 1976 and as its Senior Vice President since 1985 and is responsible for most of the Company's operations in the eastern half of the country. Mr. Coleman has over 35 years experience in various areas of the Company's operations.

    NORMAN E. MEHLHORN. Mr. Mehlhorn has served as the Company's Senior Vice President since September 1992 and as Vice President from 1986 to September 1992 and is responsible for most of the Company's operations in the western half of the country. Mr. Mehlhorn has nearly 40 years experience in the drilling business, with particular emphasis on dual tube drilling technology.

    ERIC R. DESPAIN. Mr. Despain has served as the Company's Senior Vice President since February 1996. Prior to joining the Company in December 1995, Mr. Despain was President and a member of the Board of Directors of CBC since 1986.

    KENT B. MAGILL. Mr. Magill has served as the Company's Vice President General Counsel and Secretary since August 1992 and served as Vice President and Associate General Counsel of Marley since May 1989.

    JERRY W. FANSKA.  Mr. Fanska has served as the Company's Vice
President--Finance and Treasurer since April 1994 and as Controller since December 1993. Prior to joining Layne Christensen, Mr. Fanska served as corporate controller of Marley since October 1992 and as Internal Audit Manager of Marley since April 1984.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information as of June 1, 1997, regarding the beneficial ownership of Layne Christensen Common Stock by (i) each person known to the Board of Directors to own beneficially 5% or more of the Company's Common Stock, (ii) each director of the Company, (iii) certain named executive officers, (iv) all directors and executive officers of the Company as a group and (v) each stockholder who is selling Common Stock in this offering (the "Selling Stockholders"). Information with respect to beneficial ownership has been furnished by each respective director, officer, 5% or more stockholder or Selling Stockholder, as the case may be.

    As of June 1, 1997, Marley Holdings, L.P. owned 4,607,986 shares of Common Stock. Marley G.P., Inc. is the sole general partner of Marley Holdings, L.P. KKR Associates is a limited partner of Marley Holdings, L.P. and the general partner of three limited partners of Marley Holdings, L.P. (Marley Associates, Marley Partners, L.P. and KKR Partners). In connection with the offering, Marley Holdings, L.P. will distribute its shares of Common Stock on a pro rata basis to Marley G.P., Inc. and to KKR Associates, Marley Associates, Marley Partners, L.P., KKR Partners and the other limited partners of Marley Holdings, L.P., including Messrs. Dineen and Coleman (the "Distribution"). The table below sets forth the share ownership of the Common Stock after giving effect to the Distribution. Except as set forth in the table, neither Marley G.P., Inc. nor any of the limited partners of Marley Holdings, L.P. will own more than 5% of the outstanding Common Stock following the Distribution.


                                                     SHARES BENEFICIALLY                         SHARES TO BE
                                                         OWNED AFTER                          BENEFICIALLY OWNED
                                                   DISTRIBUTION AND PRIOR                   AFTER DISTRIBUTION AND
                                                       TO OFFERING(1)          NUMBER           OFFERING(1)(2)
                                                   -----------------------    OF SHARES    -------------------------
                      NAME                           NUMBER      PERCENT    BEING OFFERED     NUMBER       PERCENT
-------------------------------------------------  ----------  -----------  -------------  ------------  -----------
KKR Associates(3)................................   3,930,936       44.3%        --           2,067,000       18.9%
Marley Associates................................   1,265,596       14.3%      1,265,596        --           --
Marley Partners, L.P.............................     378,989        4.3%        378,989        --           --
KKR Partners.....................................     219,351        2.5%        219,351        --           --
Greylock Investments
  Limited Partnership(4).........................     740,404        8.3%        399,818        340,586        3.1%
Robert P. Henderson(4)...........................     740,404        8.3%        --             340,586        3.1%
Shapiro Capital
  Management Co., Inc.(5)........................     621,600        7.0%        --             621,600        5.7%
Robert J. Dineen(6)..............................     152,683        1.7%        --             152,683        1.4%
Andrew B. Schmitt(6).............................     280,000        3.1%        --             280,000        2.5%
Donald K. Miller(7)..............................     208,329        2.3%         57,636         95,831       *
PaineWebber Inc., as Trustee
  FBO Donald K. Miller...........................      95,888        1.1%         51,780         44,108       *
Barclay St.J. Miller.............................       2,854       *              1,541          1,313       *
Prescott C. Miller...............................       2,854       *              1,541          1,313       *
Edward A. Gilhuly(3)(8)..........................      --          --            --             --           --
Todd A. Fisher(3)(8).............................      --          --            --             --           --
H. Edward Coleman(6).............................      93,767        1.1%        --              93,767       *
Norman E. Mehlhorn(6)............................      74,295       *            --              74,295       *
Kent B. Magill(6)................................      53,255       *            --              53,255       *
Eric R. Despain..................................      91,324        1.0%        --              91,324       *
All directors and officers as a group (10
  persons)(9)....................................     997,262       10.7%        --             884,764        7.8%
Baupost Limited Partnership
  1983 A-1.......................................      18,552       *             18,552        --           --
Baupost Limited Partnership
  1983 B-1.......................................       9,718       *              9,718        --           --
Baupost Limited Partnership
  1983 C-1.......................................      60,074       *             60,074        --           --
Chesterfield Investments.........................     216,412        2.4%        216,412        --           --
Jerrold R. Culp(10)..............................      12,101       *              6,535          5,566       *
Dockash Corporation..............................     102,738        1.2%         55,479         47,259       *
Scott T. Evans(10)(11)...........................      27,397       *             14,794         12,603       *

                                                     SHARES BENEFICIALLY                         SHARES TO BE
                                                         OWNED AFTER                          BENEFICIALLY OWNED
                                                   DISTRIBUTION AND PRIOR                   AFTER DISTRIBUTION AND
                                                       TO OFFERING(1)          NUMBER           OFFERING(1)(2)
                                                   -----------------------    OF SHARES    -------------------------
                      NAME                           NUMBER      PERCENT    BEING OFFERED     NUMBER       PERCENT
-------------------------------------------------  ----------  -----------  -------------  ------------  -----------
Freya Fanning & Co.
  as Trustee Gregory C. Irrevocable Trust........       7,580       *              4,093          3,487       *
Freya Fanning & Co.
  as Trustee Gregory D. Irrevocable Trust........       7,580       *              4,093          3,487       *
Freya Fanning & Co.
  as Trustee Gregory E. Irrevocable Trust........       7,580       *              4,093          3,487       *
Catherine M. Gauger
  as Trustee of the Irrevocable Trust
  Dated 9/24/90 FBO Catherine M. Gauger..........       9,206       *              4,206          5,000       *
Gerhard M. Gauger(10)
  as Trustee of the Irrevocable Trust
  Dated 9/24/90 FBO Gerhard M. Gauger............       9,878       *              4,878          5,000       *
Edwin W. Hansen(11)(12)..........................      13,927       *              7,521          6,406       *
David J. Harris(12)
  Irrevocable Charitable Remainder Trust.........      22,000       *             11,000         11,000       *
Clark Hirschi(11)(12)............................      20,776       *             11,000          9,776       *
Industrial Manufacturers & Systems S.A...........     142,693        1.6%         77,054         65,639       *
Dean N. Jorgensen(10)............................      13,699       *              7,397          6,302       *
Colin B. Kinley(11)(12)..........................       4,726       *              1,000          3,726       *
John V. Kinley(12)...............................       9,657       *              2,500          7,157       *
Roger Q. Kinley(11)(12)..........................       4,702       *              2,200          2,502       *
Ben A. Radi(10)..................................      34,810       *             34,810        --           --
Robert F. Wrobel(10).............................      59,774       *             59,774        --           --
                                                                            -------------
                                                                               2,993,435
                                                                            -------------
                                                                            -------------


------------------------
*    Less than 1%.


(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission which generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and/or investment power with respect to those securities and includes shares of common stock issuable pursuant to the exercise of stock options that are immediately exercisable or exercisable within 60 days. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Percentage ownership calculations prior to and after the offering are based on 8,874,991 shares and 10,950,522 shares, respectively, of Common Stock outstanding.


(2) Gives effect to the issuance of a total of 2,006,565 shares to be sold in the offering and 68,966 shares to be issued to Ross Stanley in connection with the Stanley Acquisition.

(3) The 3,930,936 shares of Common Stock designated as beneficially owned by KKR Associates prior to the offering and after the Distribution consist of (i) an aggregate of 1,863,936 shares owned by Marley Associates, Marley Partners, L.P. and KKR Partners (the "Limited Partnerships"), all of which are being sold in the offering, and (ii) 2,067,000 shares owned directly by KKR Associates. KKR Associates is the sole general partner of each Limited Partnership and in such capacity may be deemed to share beneficial ownership of the shares beneficially owned by the Limited Partnerships. Mr. Gilhuly, Henry R. Kravis, George R. Roberts, Paul E. Raether, Robert I. MacDonnell, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Perry Golkin, Clifton S. Robbins and Scott Stuart are the general partners of KKR Associates, and Messrs. Kravis and Roberts are also the members of the Executive Committee of KKR Associates, and in such capacity may be deemed to share beneficial ownership of the shares of Common Stock that KKR Associates may beneficially own or be deemed to beneficially own. Mr. Gilhuly is a director of the Company. Mr. Fisher, a director of the Company, is a limited partner of KKR Associates. The foregoing persons disclaim beneficial ownership of the shares owned by KKR Associates. The business address of KKR Associates is 9 West 57th Street, New York, New York 10019.

(4) The 740,404 shares designated as beneficially owned by Greylock Investments Limited Partnership ("Greylock") prior to the offering may also be deemed to be beneficially owned by Robert P. Henderson by virtue of his status as the general partner of Greylock. Of the 740,404 shares, 317,645 shares are subject to the provisions of an escrow agreement, pursuant to which some or all of such 317,645 shares are subject to forfeiture. Greylock and Mr. Henderson each has sole voting power with respect to 740,404 shares and sole investment power with respect to 422,759 shares. After the offering, each will have sole voting power with respect to 340,586 shares and sole investment power with respect to 22,941 shares. Neither Greylock nor Mr. Henderson has shared voting or investment power with respect to any shares. The address for Greylock and Mr. Henderson is One Federal Street, Boston, Massachusetts 02110.

(5) According to its Schedule 13G filed with the Securities and Exchange Commission on February 18, 1997, Shapiro Capital Management Co., Inc. ("Shapiro") is an investment adviser under the Investment Advisers Act of 1940. One or more of Shapiro's advisory clients is the legal owner of the securities reported herein. Pursuant to the investment advisory agreements with its clients, Shapiro has the authority to direct the investments of its advisory clients, and subsequently to authorize the disposition of the Company's shares. Samuel R. Shapiro is the president, a director and majority shareholder of Shapiro, in which capacity he exercises dispositive power over the securities reported herein by Shapiro. Mr. Shapiro, therefore, may be deemed to have indirect beneficial ownership over such securities. Unless otherwise indicated herein, Mr. Shapiro has no interest in dividends or proceeds from the sale of such securities, owns no such securities for his own account and disclaims beneficial ownership of all the securities reported herein by Shapiro. As of December 31, 1996, Mr. Shapiro owned no shares of Common Stock for his own account. He may be deemed to be the beneficial owner of 2,500 shares owned by his wife and the remaining 619,100 shares of Common Stock reported herein. The business address of Shapiro is 3060 Peachtree Road, N.W., Atlanta, Georgia 30305.

(6) Includes options for the purchase of 72,164 shares, 210,000 shares, 39,733 shares, 51,254 shares and 35,894 shares of Common Stock exercisable within 60 days granted to Messrs. Dineen, Schmitt, Coleman, Mehlhorn and Magill, respectively.

(7) Prior to the offering includes 5,708 shares owned by Mr. Miller's two sons, Barclay St.J. Miller and Prescott C. Miller, of which an aggregate of 3,082 shares will be sold in the offering. Of the 208,329 shares reported before the offering, 95,888 shares are held by PaineWebber Inc. in trust for Mr. Miller, of which 51,780 shares will be sold in the offering, and 89,377 shares (including 2,450 shares owned by Mr. Miller's sons) are subject to the provisions of an escrow agreement, pursuant to which some or all of such 89,377 shares are subject to forfeiture. Before the offering, Mr. Miller has sole voting power with respect to 202,621 shares and sole investment power with respect to 115,694 shares, and has shared voting power with respect to 5,708 shares and shared investment power with respect to 3,258 shares. After the offering, Mr. Miller will have sole voting power with respect to 93,205 shares and sole investment power with respect to 6,278 shares, and will have shared voting power with respect to 2,626 shares and shared investment power with respect to 176 shares.

(8) Prior to and after the offering, Marley G.P., Inc., the sole general partner of Marley Holdings, L.P., will own 53,436 shares of Common Stock which it will receive as a result of the Distribution. The stockholders of Marley G.P., Inc. are general and limited partners of KKR Associates. Mr. Gilhuly is the Treasurer of Marley G.P., Inc. and a general partner of KKR Associates. Mr. Fisher is a limited partner of KKR Associates. Messrs. Gilhuly and Fisher disclaim any beneficial ownership of the shares owned by Marley G.P., Inc.

(9) Includes options for the purchase of 437,045 shares of the Company's Common Stock exercisable within 60 days granted to all directors and officers of the Company as a group. In the offering, all directors and officers as a group will sell an aggregate of 112,498 shares of Common Stock consisting of the shares being sold by Donald K. Miller, PaineWebber Inc., as Trustee FBO Donald K. Miller, Barclay St.J. Miller and Prescott C. Miller.

(10) The designated Selling Stockholder is a former employee of the Company.


(11) Such shares are registered in the name of the designated Selling Stockholder and his wife as joint tenants.



(12) The designated Selling Stockholder is a current employee of the Company.

                          DESCRIPTION OF CAPITAL STOCK


    The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, $0.01 par value per share, of which 10,950,522 shares (including 68,966 shares to be issued to Mr. Stanley in connection with the Stanley Acquisition) will be outstanding upon the completion of this offering and 5,000,000 shares of preferred stock, $0.01 par value per share (the "Preferred Stock"), none of which will be outstanding. As of June 1, 1997, the Company's Common Stock was held of record by 207 stockholders.


COMMON STOCK

    Except as otherwise required by law, holders of Common Stock are entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. There is no cumulative voting for the election of directors, which means that the holders of a majority of the shares voted in the election of directors can elect all of the directors they nominate for election. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock, subject to the rights of holders of any Preferred Stock then outstanding, are entitled to share ratably in all remaining assets available for distribution to stockholders.

    Holders of Common Stock have no preemptive rights. There are no redemption or sinking fund provisions applicable to the Common Stock. The Common Stock is not convertible into any other class of security. All of the outstanding shares of Common Stock are, and the shares being offered by the Company hereunder will be, upon issuance and sale, fully paid and nonassessable.

PREFERRED STOCK

    The Board of Directors of the Company is authorized, without further stockholder action, to cause the issuance of and to divide any or all shares of authorized Preferred Stock into series and to fix and determine the designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion principles. As of the date of this Prospectus, the Board of Directors of the Company has not authorized any series of Preferred Stock and there are no plans, agreements or understandings for the issuance of any shares of Preferred Stock.

REGISTRATION AND OTHER RIGHTS

    Under the terms of a Registration Rights Agreement by and between the Company and Marley Holdings, L.P., dated as of November 30, 1995, and a Stockholders Agreement (the "Stockholders Agreement") between the Company and certain stockholders of the Company, dated December 28, 1995 (collectively, the "Agreements"), following the closing of this offering the holders of approximately 3,300,000 shares of Common Stock (the "Registrable Securities") will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Pursuant to the terms and conditions of the Agreements, holders of Registrable Securities may require the Company to register their shares at the Company's expense. In addition, holders of Registrable Securities have the right to have any or all of their Registrable Securities included, at the Company's expense, in a registration statement relating to Common Stock filed by the Company, subject to certain limitations, including the right of the underwriter to limit the number of shares of Registrable Securities to be included in the registration. In connection with such registrations, the Company is required to indemnify the holders participating in an offering of Registrable Securities against certain liabilities, including civil liabilities under the Securities Act.

    Pursuant to the Stockholders Agreement, Marley Holdings, L.P. has and, subsequent to the offering contemplated hereby, KKR Associates will have certain rights of first refusal with respect to sales by former CBC stockholders of an aggregate of approximately 775,000 shares of Common Stock. In addition, in connection with the CBC Merger, certain former CBC stockholders holding an aggregate of approximately 1,500,000 shares of Common Stock as of June 1, 1997, approximately 725,000 of which will be sold in this offering, agreed to vote their shares of Common Stock through December 2001 for a Board consisting of five directors and the election as directors of four individuals designated by KKR.

    The Company has entered into agreements with certain officers and directors of the Company granting piggyback registration rights and co-sale rights with respect to an aggregate of 339,374 shares of Common Stock beneficially owned by such officers and directors as of June 1, 1997, including their shares subject to stock options.

CERTAIN CERTIFICATE OF INCORPORATION, BYLAW AND STATUTORY PROVISIONS AFFECTING
  STOCKHOLDERS

    CLASSIFIED BOARD; REMOVAL OF DIRECTORS; BOARD VACANCIES. The Company's Restated Certificate of Incorporation provides for a classified Board of Directors consisting of three classes as nearly equal in size as practicable. Each class holds office until the third annual meeting for election of directors following the election of such class. A director may be removed without cause either by (i) a majority vote of the directors then in office (including, for purposes of calculating the number of directors then in office, the director subject to such removal vote) or (ii) the vote of 80% of the capital stock entitled to vote for the election of directors. In addition, the provision relating to the classified board may be amended only upon the vote of the holders of at least 80% of the capital stock entitled to vote for the election of directors. A majority of the remaining directors then in office, even though less than a quorum, may fill any vacancy in the Board of Directors.

    SPECIAL MEETINGS OF STOCKHOLDERS; STOCKHOLDER ACTION BY WRITTEN CONSENT.
The Restated Certificate of Incorporation provides that actions may be taken by the stockholders of the Company only at annual or special meetings of stockholders and not by written consent. Special meetings of the stockholders of the Company may be called only by the Board of Directors, a majority of the Board of Directors or by a duly designated committee of the Board of Directors whose powers and authority include the power to call such meetings.

    SECTION 203 OF DELAWARE CORPORATION LAW. The Company is subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time that the person became an interested stockholder, unless (i) prior to such time the Board of Directors of the corporation approved either the business combination or the transaction in which the person became an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by officers or directors of the corporation and by certain employee stock plans, or (iii) at or after such time the business combination is approved by the Board of Directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock of the corporation that is not owned by the interested stockholder. A "business combination" generally includes mergers, asset sales and similar transactions between the corporation and the interested stockholder, and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns 15% or more of the corporation's voting stock or who is an affiliate or associate of the corporation and, together with his or her affiliates and associates, has owned 15% or more of the corporation's voting stock within three years.

TRANSFER AGENT AND REGISTRAR

    National City Bank is the transfer agent and registrar for the Common Stock.

                                  UNDERWRITING

    Piper Jaffray Inc. and Dillon, Read & Co. Inc. (the "Underwriters") have severally agreed, subject to the terms of the Purchase Agreement, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock set forth opposite their names below. The Underwriters are committed to purchase and pay for all such shares if any are purchased.

UNDERWRITER                                                                  NUMBER OF SHARES
---------------------------------------------------------------------------  -----------------
Piper Jaffray Inc..........................................................
Dillon, Read & Co. Inc.....................................................
    Total..................................................................       5,000,000
                                                                             -----------------
                                                                             -----------------

    The Company has been advised that the Underwriters propose to offer the shares to the public at the Price to Public set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess
of $         per share. The Underwriters may allow and such dealers may reallow
a concession not in excess of $         per share on sale to certain other
brokers and dealers. After the offering, the Price to Public, concession and reallowance may be changed by the Underwriters.

    The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, under which the Underwriters may purchase up to an additional 750,000 shares of Common Stock from the Company at the Price to Public less the Underwriting Discount set forth on the cover page of the Prospectus. The Underwriters may exercise the option only to cover over-allotments, if any. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as it was obligated to purchase pursuant to the Purchase Agreement.

    The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments which the Underwriters may be required to make in respect thereof.

    The Company and each of the Company's directors, executive officers and certain principal stockholders and Selling Stockholders have agreed, for a period of 90 days after the date of this Prospectus, not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of Common Stock, options or warrants to acquire shares of Common Stock, or any security or instrument related thereto, without the prior written consent of Piper Jaffray Inc., except for (i) sales to the Underwriters pursuant to the Purchase Agreement, (ii) in the case of the Company, sales in connection with the exercise of options granted and the granting of options to purchase up to an additional 350,000 shares pursuant to the Company's existing stock option plans and (iii) certain other exceptions.

    In order to facilitate the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock during and after the offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Common Stock for their own account by selling more shares of Common Stock than have been sold to them by the Company and the Selling Stockholders. The Underwriters may elect to cover any such short position by purchasing shares of Common Stock in the open market or by exercising the over-allotment option granted to the Underwriters. In addition, the Underwriters may stabilize or maintain the price of the Common Stock by bidding for or purchasing shares of Common Stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of Common Stock previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Common Stock to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

    In connection with this offering, certain Underwriters (and selling group members) may also engage in passive market making transactions in the Common Stock on the Nasdaq National Market. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by such prices and in response to order flow. Rule 103 of Regulation M promulgated by the Securities and Exchange Commission limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

    The validity of the Common Stock being offered hereby will be passed upon for the Company by Latham & Watkins, Menlo Park, California. Certain legal matters will be passed upon for the Underwriters by Faegre & Benson LLP, Minneapolis, Minnesota. Certain partners of Latham & Watkins, members of their families, related persons and others, have an indirect interest, through limited partnerships, in less than 1% of the Common Stock of the Company. Such persons do not have the power to vote or dispose of such shares of Common Stock.

                                    EXPERTS


    The Consolidated Financial Statements of Layne Christensen Company as of January 31, 1997 and 1996 and for each of the three years in the period ended January 31, 1997 included and incorporated by reference in this Prospectus and the Registration Statement and the financial statement schedule included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are included and incorporated by reference herein and elsewhere in the Registration Statement, and are so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


    The Consolidated Financial Statements of Stanley as of June 30, 1996 and 1995 and for each of the years in the two-year period ended June 30, 1996, have been included herein and in the registration statement in reliance upon the report of KPMG, chartered accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The Financial Statements of G&K as of and for the year ended June 30, 1996 have been included herein and in the registration statement in reliance upon the report of KPMG, chartered accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

    The reports of KPMG covering the financial statements of Stanley and G&K contain explanatory paragraphs that state that accounting principles generally accepted in Australia vary in certain significant respects from accounting principles in the United States. The application of United States generally accepted accounting principles would have affected results of operations and shareholders' equity, to the extent summarized in Note 33 to the Consolidated Financial Statements of Stanley and Note 7 to the Financial Statements of G&K.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission in Washington, D.C., a Registration Statement on Form S-2 under the Securities Act with respect to the shares of Common Stock offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which are omitted as permitted by the rules and regulations of the

Securities and Exchange Commission. For further information with respect to the Company and the shares offered by this Prospectus, reference is made to the Registration Statement, including the exhibits and schedules filed therewith. Copies of the Registration Statement (of which this Prospectus is a part), together with such exhibits and schedules, may be obtained upon payment of the fee prescribed by the Securities and Exchange Commission or may be examined without charge at the office of the Securities and Exchange Commission.


    The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith, files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission. The Registration Statement, including the exhibits thereto, as well as such reports and other information filed by the Company with the Securities and Exchange Commission, can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C., 20549; 7 World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Securities and Exchange Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the Commission, and certain of the Company's filings are available at such web site.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    Incorporated by reference in this Prospectus are (i) Layne Christensen's Annual Report on Form 10-K for the fiscal year ended January 31, 1997 (including such information as is incorporated by reference from the Company's Proxy Statement for the Annual Meeting of Stockholders held on May 22, 1997, filed with the Securities and Exchange Commission on April 18, 1997), as amended; (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1997; and (iii) the Company's Current Report on Form 8-K filed with the Commission on April 9, 1997 pursuant to Section 13 of the Securities Exchange Act of 1934. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, including any beneficial owner of Common Stock, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference in this Prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to the Secretary, Layne Christensen Company, 1990 Shawnee Mission Parkway, Mission Woods, Kansas 66205 (telephone: (913) 362-0510).

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
LAYNE CHRISTENSEN COMPANY AND SUBSIDIARIES
Independent Auditors' Report...............................................................................        F-2
Financial Statements:
  Consolidated Balance Sheets as of January 31, 1997 and 1996 and April 30, 1997 (unaudited)...............        F-3
  Consolidated Statements of Income for the Years Ended January 31, 1997, 1996 and 1995 and for the Three
    Months Ended April 30, 1997 and 1996 (unaudited).......................................................        F-4
  Consolidated Statements of Stockholders' Equity for the Years Ended January 31, 1997, 1996 and 1995 and
    for the Three Months Ended April 30, 1997 (unaudited)..................................................        F-5
  Consolidated Statements of Cash Flows for the Years Ended January 31, 1997, 1996 and 1995 and for the
    Three Months Ended April 30, 1997 and 1996 (unaudited).................................................        F-6
  Notes to Consolidated Financial Statements (schedules have been omitted because they are not applicable or not required as the information is included in the consolidated financial statements of the Company
    or Notes thereto)......................................................................................        F-8

STANLEY MINING SERVICES LIMITED
Report of Independent Auditors.............................................................................       F-26
Consolidated Statements of Profit for the Years Ended June 30, 1996 and 1995...............................       F-27
Consolidated Balance Sheets as of June 30, 1996 and 1995...................................................       F-28
Consolidated Statements of Changes in Shareholders' Equity for Years Ended June 30, 1996 and 1995..........       F-29
Consolidated Statements of Cash Flows for the Years Ended June 30, 1996 and 1995...........................       F-30
Notes to Consolidated Financial Statements.................................................................       F-31
Unaudited Consolidated Statements of Profit for the Nine Months Ended March 31, 1997 and 1996..............       F-62
Unaudited Consolidated Balance Sheets as of March 31, 1997 and 1996........................................       F-63
Unaudited Consolidated Statements of Changes in Shareholders' Equity for the Nine Months Ended March 31,
  1997 and 1996............................................................................................       F-64
Unaudited Consolidated Statements of Cash Flows for the Nine Months Ended March 31, 1997 and 1996..........       F-65
Notes to Unaudited Consolidated Financial Statements.......................................................       F-67

GLINDEMANN & KITCHING PTY LTD.
Report of Independent Auditors.............................................................................       F-75
Statement of Profit for the Year Ended June 30, 1996.......................................................       F-76
Balance Sheet as of June 30, 1996..........................................................................       F-77
Statement of Changes in Shareholders' Equity for the Year Ended June 30, 1996..............................       F-78
Statement of Cash Flows for the Year Ended June 30, 1996...................................................       F-79
Notes to Financial Statements..............................................................................       F-80
Unaudited Statements of Profit for the Nine Months Ended March 31, 1997 and 1996...........................       F-91
Unaudited Balance Sheets as of March 31, 1997 and 1996.....................................................       F-92
Unaudited Statements of Changes in Shareholders' Equity for the Nine Months Ended March 31, 1997 and
  1996.....................................................................................................       F-93
Unaudited Statements of Cash Flows for the Nine Months Ended 31 March 1997 and 1996........................       F-94
Notes to Unaudited Financial Statements....................................................................       F-95

                          INDEPENDENT AUDITORS' REPORT

Layne Christensen Company:

    We have audited the accompanying consolidated balance sheets of Layne Christensen Company and subsidiaries (together, the "Company") as of January 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended January 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 1997 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Kansas City, Missouri
March 7, 1997


(July 7, 1997 as to Note 14)

                   LAYNE CHRISTENSEN COMPANY AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                        AS OF JANUARY 31, 1997 AND 1996
                         AND APRIL 30, 1997 (UNAUDITED)

                           (IN THOUSANDS OF DOLLARS)

                                                                                                                 JANUARY 31,
                                                                                                             --------------------
                                          ASSETS                                                               1997       1996
                                                                                             APRIL 30, 1997  ---------  ---------
                                                                                             --------------
                                                                                              (UNAUDITED)
Current assets:
  Cash and cash equivalents................................................................    $    1,218    $   1,697  $     382
  Customer receivables, less allowances of $1,349, $1,002 and $887, respectively...........        38,608       32,031     33,572
  Costs and estimated earnings in excess of billings on uncompleted contracts..............        12,126       10,284      9,777
  Inventories..............................................................................        19,024       17,739     15,495
  Deferred income taxes....................................................................         6,275        6,356      7,082
  Other....................................................................................         1,423        1,675      1,305
                                                                                             --------------  ---------  ---------
      Total current assets.................................................................        78,674       69,782     67,613
                                                                                             --------------  ---------  ---------
Property and equipment:
  Land.....................................................................................         7,922        7,922      4,469
  Buildings................................................................................        13,793       13,555     12,064
  Machinery and equipment..................................................................       103,959      101,945     93,497
                                                                                             --------------  ---------  ---------
                                                                                                  125,674      123,422    110,030
  Less--Accumulated depreciation...........................................................       (71,276)     (69,015)   (62,141)
                                                                                             --------------  ---------  ---------
      Net property and equipment...........................................................        54,398       54,407     47,889
                                                                                             --------------  ---------  ---------
Other assets:
  Investment in foreign affiliates.........................................................        17,660       17,172     14,921
  Investment in domestic affiliate.........................................................        --           --          2,203
  Intangible assets, at cost less accumulated amortization.................................           553          521        525
  Property and equipment held for sale.....................................................           536          713        198
  Other....................................................................................         1,020        1,055        828
                                                                                             --------------  ---------  ---------
      Total other assets...................................................................        19,769       19,461     18,675
                                                                                             --------------  ---------  ---------
                                                                                               $  152,841    $ 143,650  $ 134,177
                                                                                             --------------  ---------  ---------
                                                                                             --------------  ---------  ---------

                           LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.........................................................................    $   12,614    $  12,550  $  13,225
  Current maturities of long-term debt.....................................................           117          114        105
  Accrued compensation.....................................................................         6,513        8,348      8,869
  Accrued insurance expense................................................................         5,060        5,410      4,936
  Accrued integration costs................................................................           702          787      2,703
  Other accrued expenses...................................................................         7,884        6,876      7,088
  Billings in excess of costs and estimated earnings on uncompleted contracts..............         8,212        6,054      3,891
                                                                                             --------------  ---------  ---------
      Total current liabilities............................................................        41,102       40,139     40,817
                                                                                             --------------  ---------  ---------
Non-current and deferred liabilities:
  Long-term debt...........................................................................        35,783       30,314     28,428
  Deferred income taxes....................................................................         3,347        3,307      2,323
  Accrued insurance expense................................................................         6,174        5,775      6,198
  Other....................................................................................         1,935        1,451      2,439
                                                                                             --------------  ---------  ---------
      Total non-current and deferred liabilities...........................................        47,239       40,847     39,388
                                                                                             --------------  ---------  ---------
Contingencies(Note 10)
Stockholders' equity:
  Preferred stock, par value $.01 per share, 5,000,000 shares authorized, none issued and
    outstanding............................................................................        --           --         --
  Common stock, par value $.01 per share, 30,000,000 shares authorized, 8,874,991,
    8,871,467 and 8,839,845 shares issued and outstanding, respectively....................            89           89         88
  Capital in excess of par value...........................................................        39,407       39,293     38,954
  Retained earnings........................................................................        25,870       24,187     16,170
  Notes receivable from management stockholders............................................          (175)        (199)      (313)
  Unrecognized pension cost................................................................          (604)        (624)      (777)
  Cumulative translation adjustment........................................................           (87)         (82)      (150)
                                                                                             --------------  ---------  ---------
          Total stockholders' equity.......................................................        64,500       62,664     53,972
                                                                                             --------------  ---------  ---------
                                                                                               $  152,841    $ 143,650  $ 134,177
                                                                                             --------------  ---------  ---------
                                                                                             --------------  ---------  ---------

                See Notes to Consolidated Financial Statements.

                   LAYNE CHRISTENSEN COMPANY AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED JANUARY 31, 1997, 1996 AND 1995
         AND THE THREE MONTHS ENDED APRIL 30, 1997 AND 1996 (UNAUDITED)
           (IN THOUSANDS OF DOLLARS, EXCEPT SHARE AND PER SHARE DATA)

                                    THREE MONTHS ENDED APRIL
                                              30,              FISCAL YEAR ENDED JANUARY 31,
                                    ------------------------  -------------------------------
                                       1997         1996        1997       1996       1995
                                    -----------  -----------  ---------  ---------  ---------
                                    (UNAUDITED)
Revenues:
  Service revenues................   $  49,471    $  47,256   $ 196,544  $ 153,755  $ 156,121
  Product sales...................       8,279        6,517      26,309     13,516     10,709
                                    -----------  -----------  ---------  ---------  ---------
      Total revenues..............      57,750       53,773     222,853    167,271    166,830
                                    -----------  -----------  ---------  ---------  ---------
Cost of revenues (exclusive of
  depreciation shown below):
  Cost of service revenues........      36,202       34,976     142,562    111,061    115,231
  Cost of product sales...........       5,943        4,727      19,040     11,017      8,583
                                    -----------  -----------  ---------  ---------  ---------
      Total cost of revenues......      42,145       39,703     161,602    122,078    123,814
                                    -----------  -----------  ---------  ---------  ---------
Gross profit......................      15,605       14,070      61,251     45,193     43,016
Selling, general and
  administrative expenses.........      10,327        9,737      38,956     28,260     28,860
Depreciation......................       2,832        2,841      10,974      8,233      7,811
                                    -----------  -----------  ---------  ---------  ---------
Operating income..................       2,446        1,492      11,321      8,700      6,345
Other income (expense):
  Equity earnings of foreign
  affiliates......................         820        1,102       3,895     --         --
  Interest........................        (614)        (679)     (2,447)      (767)      (779)
  Other, net......................          62           90         161        407        (84)
                                    -----------  -----------  ---------  ---------  ---------
Income before income taxes........       2,714        2,005      12,930      8,340      5,482
Income tax expense................       1,031          902       4,913      3,753      2,522
                                    -----------  -----------  ---------  ---------  ---------
Net income........................   $   1,683    $   1,103   $   8,017  $   4,587  $   2,960
                                    -----------  -----------  ---------  ---------  ---------
                                    -----------  -----------  ---------  ---------  ---------
Net income per common and dilutive
  equivalent share................   $    0.18    $    0.12   $    0.88  $    0.61  $    0.40
                                    -----------  -----------  ---------  ---------  ---------
                                    -----------  -----------  ---------  ---------  ---------
Weighted average number of common
  and dilutive equivalent shares
  outstanding:
    Weighted average shares
      outstanding.................   8,872,000    8,845,000   8,865,000  7,451,000  7,301,000
    Dilutive stock options........     362,000       67,000     281,000     66,000     47,000
                                    -----------  -----------  ---------  ---------  ---------
                                     9,234,000    8,912,000   9,146,000  7,517,000  7,348,000
                                    -----------  -----------  ---------  ---------  ---------
                                    -----------  -----------  ---------  ---------  ---------

                See Notes to Consolidated Financial Statements.

                   LAYNE CHRISTENSEN COMPANY AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED JANUARY 31, 1997, 1996 AND 1995
             AND THE THREE MONTHS ENDED APRIL 30, 1997 (UNAUDITED)
                           (IN THOUSANDS OF DOLLARS)

                                                                                                NOTES
                                                                                             RECEIVABLE
                                              COMMON STOCK       CAPITAL IN                     FROM         UNRECOGNIZED
                                         ----------------------   EXCESS OF    RETAINED      MANAGEMENT         PENSION
                                          SHARES      AMOUNT      PAR VALUE    EARNINGS     STOCKHOLDERS         COST
                                         ---------  -----------  -----------  -----------  ---------------  ---------------
Balance, February 1, 1994..............  7,301,002   $      73    $  29,580    $   8,623      $    (391)       $    (516)
  Issuance of notes receivable from
    management.........................     --          --           --           --                (50)          --
  Payments on notes receivables........     --          --           --           --                106           --
  Unrecognized pension liability.......     --          --           --           --             --                   28
  Net income...........................     --          --           --            2,960         --               --
  Cumulative translation adjustment....     --          --           --           --             --               --
                                         ---------         ---   -----------  -----------         -----            -----
Balance, January 31, 1995..............  7,301,002          73       29,580       11,583           (335)            (488)
  Issuance of stock for acquisition....  1,506,194          15        9,158       --             --               --
  Issuance of stock for incentive
    compensation program...............     32,649      --              216       --             --               --
  Payments on notes receivable.........     --          --           --           --                 22           --
  Unrecognized pension liability.......     --          --           --           --             --                 (289)
  Net income...........................     --          --           --            4,587         --               --
  Cumulative translation adjustment....     --          --           --           --             --               --
                                         ---------         ---   -----------  -----------         -----            -----
Balance, January 31, 1996..............  8,839,845          88       38,954       16,170           (313)            (777)
  Issuance of stock for incentive
    compensation program...............     31,622           1          339       --             --               --
  Payments on notes receivable.........     --          --           --           --                114           --
  Unrecognized pension liability.......     --          --           --           --             --                  153
  Net income...........................     --          --           --            8,017         --               --
  Cumulative translation adjustment....     --          --           --           --             --               --
                                         ---------         ---   -----------  -----------         -----            -----
Balance, January 31, 1997..............  8,871,467          89       39,293       24,187           (199)            (624)
  Unaudited:
  Issuance of stock for incentive
    compensation program...............      3,524      --              114       --             --               --
  Payments on notes receivable.........     --          --           --           --                 24           --
  Unrecognized pension liability.......     --          --           --           --             --                   20
  Net income...........................     --          --           --            1,683         --               --
  Cumulative translation adjustment....     --          --           --           --             --               --
                                         ---------         ---   -----------  -----------         -----            -----
Balance, April 30, 1997 (unaudited)....  8,874,991   $      89    $  39,407    $  25,870      $    (175)       $    (604)
                                         ---------         ---   -----------  -----------         -----            -----
                                         ---------         ---   -----------  -----------         -----            -----


                                           CUMULATIVE
                                           TRANSLATION
                                           ADJUSTMENT
                                         ---------------
Balance, February 1, 1994..............     $     (21)
  Issuance of notes receivable from
    management.........................        --
  Payments on notes receivables........        --
  Unrecognized pension liability.......        --
  Net income...........................        --
  Cumulative translation adjustment....          (119)
                                                  ---
Balance, January 31, 1995..............          (140)
  Issuance of stock for acquisition....        --
  Issuance of stock for incentive
    compensation program...............        --
  Payments on notes receivable.........        --
  Unrecognized pension liability.......        --
  Net income...........................        --
  Cumulative translation adjustment....           (10)
                                                  ---
Balance, January 31, 1996..............          (150)
  Issuance of stock for incentive
    compensation program...............        --
  Payments on notes receivable.........        --
  Unrecognized pension liability.......        --
  Net income...........................        --
  Cumulative translation adjustment....            68
                                                  ---
Balance, January 31, 1997..............           (82)
  Unaudited:
  Issuance of stock for incentive
    compensation program...............        --
  Payments on notes receivable.........        --
  Unrecognized pension liability.......        --
  Net income...........................        --
  Cumulative translation adjustment....            (5)
                                                  ---
Balance, April 30, 1997 (unaudited)....     $     (87)
                                                  ---
                                                  ---

                See Notes to Consolidated Financial Statements.

                   LAYNE CHRISTENSEN COMPANY AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED JANUARY 31, 1997, 1996 AND 1995
         AND THE THREE MONTHS ENDED APRIL 30, 1997 AND 1996 (UNAUDITED)

                           (IN THOUSANDS OF DOLLARS)

                                                      THREE MONTHS ENDED
                                                          APRIL 30,         FISCAL YEAR ENDED JANUARY 31,
                                                     --------------------  -------------------------------
                                                       1997       1996       1997       1996       1995
                                                     ---------  ---------  ---------  ---------  ---------
                                                         (UNAUDITED)
Cash flow from operating activities:
  Net income.......................................  $   1,683  $   1,103  $   8,017  $   4,587  $   2,960
  Adjustments to reconcile net income to cash from
    operations:
  Depreciation and amortization....................      2,877      2,872     11,261      8,392      7,978
  Deferred income taxes............................        511        313      1,710        (48)       677
  Equity earnings of foreign affiliates............       (820)    (1,102)    (3,895)    --         --
  Dividends received from foreign affiliates.......        351        482      1,990        279     --
  (Gain) loss from disposal of property and
    equipment......................................        (22)       (19)       110       (330)      (164)
  Changes in current assets and liabilities, net of
    effects from acquisitions:
    (Increase) decrease in customer receivables....     (6,577)    (1,120)     2,275     (1,490)     1,884
    Increase in costs and estimated earnings in
      excess of billings on uncompleted
      contracts....................................     (1,842)    (2,491)      (507)      (402)    (1,059)
    (Increase) decrease in inventories.............     (1,285)      (533)    (1,623)      (345)       996
    (Increase) decrease in other current assets....        252       (656)      (370)      (185)     1,202
    Increase (decrease) in accounts payable and
      accrued expenses.............................     (1,588)    (2,050)    (2,987)    (5,374)     8,478
    Increase in billings in excess of costs and
      estimated earnings on uncompleted
      contracts....................................      2,158        409      2,163      1,304        786
    Other, net.....................................      1,012        296     (1,028)       880       (430)
                                                     ---------  ---------  ---------  ---------  ---------
    Cash from operating activities.................     (3,290)    (2,496)    17,116      7,268     23,308
                                                     ---------  ---------  ---------  ---------  ---------
Cash flow from investing activities:
  Additions to property and equipment..............     (2,873)    (3,168)   (18,544)   (12,454)    (8,732)
  Proceeds from disposal of property and
    equipment......................................         25     --          1,070        798        348
  Proceeds from disposal of property held for
    disposal.......................................        182        179     --            486      1,386
  Acquisition, net of cash acquired................     --         --         --        (22,801)    --
  Investment in foreign affiliate..................        (19)    --           (346)      (200)    --
  Investment in domestic affiliate.................     --            180        282       (118)    --
                                                     ---------  ---------  ---------  ---------  ---------
  Cash from investing activities...................     (2,685)    (2,809)   (17,538)   (34,289)    (6,998)
                                                     ---------  ---------  ---------  ---------  ---------

                                                                     (CONTINUED)

                See Notes to Consolidated Financial Statements.

                   LAYNE CHRISTENSEN COMPANY AND SUBSIDIARIES

              FOR THE YEARS ENDED JANUARY 31, 1997, 1996 AND 1995
         AND THE THREE MONTHS ENDED APRIL 30, 1997 AND 1996 (UNAUDITED)

                           (IN THOUSANDS OF DOLLARS)

                                                      THREE MONTHS ENDED
                                                          APRIL 30,         FISCAL YEAR ENDED JANUARY 31,
                                                     --------------------  -------------------------------
                                                       1997       1996       1997       1996       1995
                                                     ---------  ---------  ---------  ---------  ---------
                                                         (UNAUDITED)
Cash flow from financing activities:
  Proceeds from long-term debt.....................     --         25,000     25,000     25,000     --
  Net borrowings under revolving credit facility...      5,500      4,000        500      3,500     --
  Repayments of long-term debt.....................        (28)   (23,526)   (23,605)    (1,508)   (21,900)
  Issuance of notes receivable from management
    stockholders...................................     --         --         --         --            (50)
  Payments on notes receivable from management
    stockholders...................................         24         21        114         22        106
  Debt issuance costs..............................     --           (191)      (272)      (190)       (92)
                                                     ---------  ---------  ---------  ---------  ---------
  Cash from financing activities...................      5,496      5,304      1,737     26,824    (21,936)
                                                     ---------  ---------  ---------  ---------  ---------
Effects of exchange rate changes on cash...........     --         --         --         --           (401)
                                                     ---------  ---------  ---------  ---------  ---------
Net increase (decrease) in cash and cash
  equivalents......................................       (479)        (1)     1,315       (197)    (6,027)
Cash and cash equivalents at beginning of period...      1,697        382        382        579      6,606
                                                     ---------  ---------  ---------  ---------  ---------
Cash and cash equivalents at end of period.........  $   1,218  $     381  $   1,697  $     382  $     579
                                                     ---------  ---------  ---------  ---------  ---------
                                                     ---------  ---------  ---------  ---------  ---------

                See Notes to Consolidated Financial Statements.

                   LAYNE CHRISTENSEN COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            FOR THE YEARS ENDED JANUARY 31, 1997, 1996 AND 1995 AND

           THE THREE MONTHS ENDED APRIL 30, 1997 AND 1996 (UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Description of Business--Layne Christensen Company and subsidiaries (together, the "Company") provides comprehensive services for water well drilling (including related equipment sales), well repair and maintenance and environmental drilling in most regions in the United States, and provides mineral exploration drilling services primarily in the United States, Mexico, Canada and South America. Its customers include municipalities, industrial companies, mining companies and environmental consulting and engineering firms. In addition, the Company manufactures diamond core bits, drilling rigs and other equipment utilized in the mineral exploration and mine development markets throughout the United States and internationally.

    Fiscal Year--References to years are to the fiscal years then ended.

    Investment in Affiliated Companies--Investments in affiliates (33% to 50% owned) in which the Company exercises significant influence over operating and financial policies are accounted for on the equity method.

    Principles of Consolidation--The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated. Financial information for the Company's foreign subsidiaries and affiliates is generally reported in the Company's consolidated financial statements on a one month lag.

    Use of Estimates in Preparing Financial Statements--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Foreign Currency Transactions and Translation--The cash flows and financing activities of the Company's Mexican subsidiary are primarily denominated in the U.S. dollar. Accordingly, this subsidiary uses the U.S. dollar as its functional currency and translates monetary assets and liabilities at year-end exchange rates while nonmonetary items are translated at historical rates. Income and expense accounts are translated at the average rates in effect during the year, except for depreciation, certain cost of revenues and selling expenses. Gains or losses from changes in exchange rates are recognized in consolidated income in the year of occurrence.

    Other foreign subsidiaries and affiliates use local currencies as their functional currency. Assets and liabilities have been translated to U.S. dollars at year-end exchange rates. Income and expense items have been translated at exchange rates which approximate the average of the rates prevailing during each year. Translation adjustments are reported as a separate component of stockholders' equity.

    Net foreign currency transaction gains and losses for the three months ended April 30, 1997 and 1996, and 1997 and 1996 are not significant. Included in the consolidated statement of income for 1995 are net losses of $474,000.

    Revenue Recognition--Revenue is recognized on large, long-term contracts using the percentage of completion method based upon materials installed and labor costs incurred. Changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions, and final contract settlements may result in revisions to costs and income and are recognized in the period in

                   LAYNE CHRISTENSEN COMPANY AND SUBSIDIARIES

            FOR THE YEARS ENDED JANUARY 31, 1997, 1996 AND 1995 AND

           THE THREE MONTHS ENDED APRIL 30, 1997 AND 1996 (UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) which the revisions are determined. Revenue is recognized on smaller, short-term contracts using the completed contract method. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined.

    Inventories--The Company values inventories at the lower of cost (first-in, first-out, including material, labor, and manufacturing overhead costs) or market (in thousands of dollars):

                                                                              JANUARY 31,
                                                               APRIL 30,  --------------------
                                                                 1997       1997       1996
                                                               ---------  ---------  ---------
Raw materials................................................  $   1,879  $   1,790  $   2,070
Work in process..............................................      1,755      1,568        846
Finished products, parts and supplies........................     15,390     14,381     12,579
                                                               ---------  ---------  ---------
    Total....................................................  $  19,024  $  17,739  $  15,495
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

    Property and Equipment and Related Depreciation--Property and equipment (including major renewals and improvements) are recorded at cost. Property and equipment held for sale is carried at the lower of depreciated cost or estimated net realizable value. Depreciation is provided using the straight-line method. The lives used for the more significant items within each property classification are as follows:

                                                                                         YEARS
                                                                                       ---------
Buildings............................................................................      15-35
Machinery and equipment..............................................................       3-10

    Intangible Assets--Intangible assets consist of purchased technical manuals, well records and other assets which are being amortized over their estimated economic lives which, for the more significant items, range from three to thirty-five years. Amortization expense for intangible assets, excluding amortization related to foreign affiliates, was $116,000, $125,000 and $144,000 for 1997, 1996 and 1995, respectively and $45,000 and $31,000 for the three months ended April 30, 1997 and 1996, respectively. Accumulated amortization of intangible assets at April 30, 1997, January 31, 1997 and 1996 was $754,000, $709,000 and $593,000, respectively.

    Impairment of Long-Lived Assets--At each balance sheet date, a determination is made by management as to whether the value of long-lived assets, including intangible assets and assets to be disposed of, has been impaired. The determination is based on several criteria, including, but not limited to, revenue trends, undiscounted operating cash flows and other operating factors.

    Effective February 1, 1996, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." The adoption did not have a material effect on the consolidated financial statements.

    Accrued Insurance Expense--Costs estimated to be incurred in the future for employee medical benefits and casualty insurance programs resulting from claims which have occurred are accrued currently. Under the terms of the Company's agreement with the various insurance carriers administering these

                   LAYNE CHRISTENSEN COMPANY AND SUBSIDIARIES

            FOR THE YEARS ENDED JANUARY 31, 1997, 1996 AND 1995 AND

           THE THREE MONTHS ENDED APRIL 30, 1997 AND 1996 (UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) claims, the Company is not required to remit the total premium until the claims are actually paid by the insurance companies (see Note 10).

    Fair Value of Financial Instruments--SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of the fair value of certain financial instruments for which it is practicable to estimate that value. The carrying amounts of financial instruments including cash and cash equivalents, customer receivables, accounts payable and debt approximate fair value at January 31, 1997 and 1996 because of the relatively short maturity of those instruments.

    Consolidated Statements of Cash Flows--Highly liquid investments with a remaining maturity of three months or less at the time of purchase are considered cash equivalents. The Company's cash equivalents consist principally of funds deposited in a short-term asset management account and are carried at cost which approximates market. The amounts paid for income taxes and interest are as follows (in thousands of dollars):

                                                              APRIL 30,                  JANUARY 31,
                                                         --------------------  -------------------------------
                                                           1997       1996       1997       1996       1995
                                                         ---------  ---------  ---------  ---------  ---------
Income taxes...........................................  $     386  $     171  $   2,855  $   3,743  $   1,625
Interest...............................................      1,012        464      1,750        631        785

    Supplemental Noncash Transactions--In 1996, the Company issued 1,506,194 shares of Common Stock in connection with an acquisition of a business (see Note
2). The following table summarizes the Company's acquisition in 1996 (in thousands of dollars):

Fair value of assets acquired......................................  $  49,674
Less: liabilities incurred or assumed..............................     26,873
                                                                     ---------
Cash paid, net of cash acquired....................................  $  22,801
                                                                     ---------
                                                                     ---------

    During the three months ended April 30, 1997 and in 1997 and 1996, the Company issued 3,524, 31,622 and 32,649 shares, respectively, of Common Stock to employees related to 1997, 1996 and 1995 compensation awards. The 1997 compensation awards also included 15,727 stock options issued to employees during the three months ended April 30, 1997. The total value of these awards was approximately $114,000, $340,000 and $216,000, respectively, which was accrued at January 31, 1997, 1996 and 1995, respectively.

    Income Taxes--Income taxes are provided using the asset/liability method, in which deferred taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and tax bases of existing assets and liabilities. See Note 5.

    Earnings Per Share--Earnings per common share are based upon the weighted average number of common and dilutive equivalent shares outstanding. Options to purchase Common Stock are included based on the treasury stock method except when their effect is antidilutive.

    Effective for the Company's financial statements as of January 31, 1998, SFAS No. 128, "Earnings Per Share," specified the computation, presentation and disclosure requirements for earnings per share. At the

                   LAYNE CHRISTENSEN COMPANY AND SUBSIDIARIES

            FOR THE YEARS ENDED JANUARY 31, 1997, 1996 AND 1995 AND

           THE THREE MONTHS ENDED APRIL 30, 1997 AND 1996 (UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) effective date, all prior period earnings per share data presented will be restated to conform with the provisions of the Statement. Management believes there will be no significant impact on earnings per share as a result of the adoption of this statement.

    Stock-Based Compensation--Effective February 1, 1996, the Company adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under SFAS 123, stock-compensation would be accounted for based on the estimated fair value of the awards at the date they are granted. As permitted by the Statement, the Company will continue to account for its stock-based compensation programs (see Note 9) under APB Opinion No. 25 which requires compensation cost to be recognized based on the difference, if any, between the market price of the stock at the date of grant and the amount the employee must pay to acquire the stock. Pro forma net income and earnings per share for 1997, determined as if the new method had been applied, would have been $7,842,000 and $0.86, respectively. As there were no options granted during 1996, there is no pro forma effect on 1996 results. Because the SFAS 123 method of accounting has not been applied to options granted prior to 1996, the pro forma compensation cost may not be representative of that to be expected on a pro forma basis in future years.

    Interim Financial Statements--The accompanying unaudited consolidated financial statements, as of April 30, 1997 and for the three months ended April 30, 1997 and 1996 include all adjustments (consisting only of normal recurring accruals) which, in the opinion of management, are necessary for a fair presentation of financial position, results of operations and cash flows. Results of operations for interim periods are not necessarily indicative of results to be expected for a full year.

    Reclassifications--Certain 1996 and 1995 amounts have been reclassified to conform with the 1997 presentation.

(2) ACQUISITIONS

    Pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), on December 28, 1995, the Company purchased all of the outstanding shares and options for Common Stock of Christensen Boyles Corporation ("CBC") for approximately 1,506,000 shares of restricted Common Stock of the Company and approximately $9,056,000 in cash and accrued $2,800,000 (and related tax benefits of $1,081,000) for integration costs and $460,000 for transaction costs. The restricted Common Stock of the Company issued in connection with the Merger was valued at $6.09 per share, as determined by a fair market-value analysis conducted by an independent investment banking firm. The acquisition is referred to as the "CBC Merger". The Company also paid-off approximately $13,971,000 and assumed $1,491,000 of CBC's existing indebtedness. A portion of the cost of the CBC Merger was financed by a $25,000,000 term loan (see Note 8). The Company's consolidated results include the operations of CBC from the date of acquisition. The CBC Merger was accounted for using the purchase method of accounting. The purchase price of $20,408,000 was allocated based on estimated fair values at the date of the CBC Merger.

    Pursuant to the Merger Agreement, as of January 31, 1997, a total of 646,187 shares of the Company's Common Stock remain deposited in escrow with an independent escrow agent to provide security to the Company for the accuracy and performance of the covenants and warranties made by the parties to the Merger Agreement (other than the Company). All such shares are shown as outstanding and issued as of

                   LAYNE CHRISTENSEN COMPANY AND SUBSIDIARIES

            FOR THE YEARS ENDED JANUARY 31, 1997, 1996 AND 1995 AND

           THE THREE MONTHS ENDED APRIL 30, 1997 AND 1996 (UNAUDITED)

(2) ACQUISITIONS (CONTINUED)
the date of the CBC Merger. The shares are to be released from escrow on the second and third anniversary of the CBC Merger, pending any claims filed.

    The integration costs accrued in connection with the acquisition included costs for consolidating certain CBC facilities into Company facilities and closing one CBC manufacturing facility. The remaining balance of $702,000 and $787,000 at April 30, 1997 and January 31, 1997, respectively, consists primarily of lease termination costs, employee termination benefits, and asset relocation costs. These actions are expected to be substantially completed during 1998.

(3) INVESTMENTS IN FOREIGN AFFILIATES

    Primarily as a result of the CBC Merger (see Note 2), the Company has investments in foreign affiliates. The Company's investments in foreign affiliates are carried at the Company's equity in the underlying net assets plus an additional $4,753,000 as a result of purchase accounting. This additional amount is being amortized over the remaining useful lives of the applicable underlying assets ranging from 20-35 years. Accumulated amortization at April 30 and January 31, 1997 was $163,000 and $130,000, respectively. Amortization expense amounted to $33,000 for the three months ended April 30, 1997 and 1996 and $131,000 for the fiscal year ended January 31, 1997. These affiliates, which generally are engaged in mineral exploration drilling and the manufacture and supply of drilling equipment, parts and supplies, are as follows:

                                                                             PERCENTAGE OWNED
                                                                             -----------------
Christensen Chile, S.A. (Chile)............................................       49.99%
Christensen Commercial, S.A. (Chile).......................................       50.00%
Geotec Boyles Bros., S.A. (Chile)..........................................       49.75%
Boyles Bros. Diamantina, S.A. (Peru).......................................       35.375%
Christensen Commercial, S.A. (Peru)........................................       50.00%
Geotec, S.A. (Peru)........................................................       35.375%
Boytec, S.A. (Panama)......................................................       49.99%
Technidrill, Ltd. (France).................................................       49.00%
Christensen Boyles GmbH (Germany)..........................................       33.35%
Plantation International(Chile)............................................       50.00%

    Financial information from foreign affiliates is reported on a one month lag. As the Company had no investments in foreign affiliates prior to December 28, 1995, no equity in earnings was recorded for the period December 28, 1995 (the CBC acquisition date) to January 31, 1996. Such amount is not considered

                   LAYNE CHRISTENSEN COMPANY AND SUBSIDIARIES

            FOR THE YEARS ENDED JANUARY 31, 1997, 1996 AND 1995 AND

           THE THREE MONTHS ENDED APRIL 30, 1997 AND 1996 (UNAUDITED)

(3) INVESTMENTS IN FOREIGN AFFILIATES (CONTINUED) significant. Summarized financial information of the Company's foreign affiliates, as of January 31, 1997 and 1996 and for the year ended January 31, 1997 were as follows (in thousands of dollars):

                                                                            1997       1996
                                                                          ---------  ---------
Total assets............................................................  $  68,576  $  52,237
Total liabilities.......................................................     35,993     30,157
Revenues................................................................     94,182     --
Gross profit............................................................     69,577     --
Operating income........................................................     14,651     --
Net income..............................................................     10,043     --

    The Company has transactions and balances with foreign affiliates which resulted in the following amounts being included in the consolidated financial statements as of January 31, 1997 and 1996 and for the years then ended (in thousands of dollars):

                                                                               1997       1996
                                                                             ---------  ---------
Accounts receivable........................................................  $   1,480  $   1,116
Revenues...................................................................      5,924     --

    Undistributed equity earnings of foreign affiliates totaled $1,905,000 as of January 31, 1997. No individual affiliate represents more than 13% of earnings before taxes or total assets of the Company as of January 31, 1997.

(4) COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

                                                                                                  JANUARY 31,
                                                                                   APRIL 30,  --------------------
                                                                                     1997       1997       1996
                                                                                   ---------  ---------  ---------
                                                                                      (IN THOUSANDS OF DOLLARS)
Costs incurred on uncompleted contracts..........................................  $  51,490  $  44,165  $  30,672
Estimated earnings...............................................................     20,522     19,453     14,764
                                                                                   ---------  ---------  ---------
                                                                                      72,012     63,618     45,436
Less: Billings to date...........................................................     68,098     59,388     39,550
                                                                                   ---------  ---------  ---------
                                                                                   $   3,914  $   4,230  $   5,886
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------
Included in accompanying balance sheets under the following captions:
  Costs and estimated earnings in excess of billings on uncompleted contracts....  $  12,126  $  10,284  $   9,777
  Billings in excess of costs and estimated earnings on uncompleted contracts....     (8,212)    (6,054)    (3,891)
                                                                                   ---------  ---------  ---------
                                                                                   $   3,914  $   4,230  $   5,886
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

                   LAYNE CHRISTENSEN COMPANY AND SUBSIDIARIES

            FOR THE YEARS ENDED JANUARY 31, 1997, 1996 AND 1995 AND

           THE THREE MONTHS ENDED APRIL 30, 1997 AND 1996 (UNAUDITED)

(4) COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS (CONTINUED)
    The Company generally does not bill contract retainage amounts until the contract is completed. The Company bills its customers based on specific contract terms. Substantially all billed amounts are collectible within one year.

(5) INCOME TAXES

    Income before income taxes is as follows (in thousands of dollars):

                                                                    1997       1996       1995
                                                                  ---------  ---------  ---------
Domestic........................................................  $   8,206  $   8,551  $   5,121
Foreign.........................................................      4,724       (211)       361
                                                                  ---------  ---------  ---------
                                                                  $  12,930  $   8,340  $   5,482
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------

    Components of the income tax expense are (in thousands of dollars):

                                                                     1997       1996       1995
                                                                   ---------  ---------  ---------
Currently due:
  U.S. Federal and state.........................................  $   2,406  $   3,851  $   1,679
  Foreign........................................................        893       (230)       183
                                                                   ---------  ---------  ---------
                                                                       3,299      3,621      1,862
                                                                   ---------  ---------  ---------
Deferred:
  U.S. Federal and state.........................................      1,157       (189)       660
  Foreign........................................................        457        321     --
                                                                   ---------  ---------  ---------
                                                                       1,614        132        660
                                                                   ---------  ---------  ---------
                                                                   $   4,913  $   3,753  $   2,522
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

                   LAYNE CHRISTENSEN COMPANY AND SUBSIDIARIES

            FOR THE YEARS ENDED JANUARY 31, 1997, 1996 AND 1995 AND

           THE THREE MONTHS ENDED APRIL 30, 1997 AND 1996 (UNAUDITED)

(5) INCOME TAXES (CONTINUED)
    Deferred income taxes result from temporary differences between the financial statement and tax basis of the Company's assets and liabilities. The sources of these differences and their cumulative tax effects are (in thousands of dollars):

                                                         JANUARY 31, 1997                   JANUARY 31, 1996
                                                 ---------------------------------  ---------------------------------
                                                  ASSETS    LIABILITIES    TOTAL     ASSETS    LIABILITIES    TOTAL
                                                 ---------  -----------  ---------  ---------  -----------  ---------
Contract income................................  $   2,642   $  --       $   2,642  $   1,271   $  --       $   1,271
Accrued insurance expense......................      1,521      --           1,521      1,447      --           1,447
Employee compensation..........................        801      --             801        688      --             688
Bad debts......................................        338      --             338        370      --             370
Inventory reserves.............................        607      --             607      1,229      --           1,229
Product guaranty...............................        186      --             186        282      --             282
Accrued acquisition integration costs..........        294      --             294      1,044      --           1,044
Other..........................................        531        (564)        (33)       998        (247)        751
                                                 ---------  -----------  ---------  ---------  -----------  ---------
  Current......................................      6,920        (564)      6,356      7,329        (247)      7,082
                                                 ---------  -----------  ---------  ---------  -----------  ---------
Accelerated depreciation.......................     --          (6,562)     (6,562)    --          (6,225)     (6,225)
Accrued insurance expense......................      2,154      --           2,154      2,394      --           2,394
Net operating loss carryforward................        694      --             694      1,178      --           1,178
Employee compensation..........................     --            (205)       (205)    --            (219)       (219)
Other..........................................        626         (14)        612        613         (64)        549
                                                 ---------  -----------  ---------  ---------  -----------  ---------
  Noncurrent...................................      3,474      (6,781)     (3,307)     4,185      (6,508)     (2,323)
                                                 ---------  -----------  ---------  ---------  -----------  ---------
                                                 $  10,394   $  (7,345)  $   3,049  $  11,514   $  (6,755)  $   4,759
                                                 ---------  -----------  ---------  ---------  -----------  ---------
                                                 ---------  -----------  ---------  ---------  -----------  ---------

    For the year ended January 31, 1997, deferred income tax assets, net of deferred income tax liabilities, decreased by $1,710,000. Of this decrease, $1,614,000 was recorded as deferred income tax expense in the income tax provision and $96,000 was recorded in Stockholder's Equity pursuant to the application of SFAS No. 87, "Employers Accounting for Pensions" (see Note 7). Management has determined that no valuation allowance for the deferred tax assets is necessary based on all available evidence.

    For federal income tax purposes, the Company has a tax net operating loss carryforward of $1,862,000 relating to the company acquired in the CBC Merger (see Note 2) and therefore subject to certain restrictions, which expires during the years ending 2008, 2009 and 2010.

    At January 31, 1997, undistributed earnings of foreign subsidiaries and foreign affiliates include $11,375,000 for which no federal income and foreign withholding taxes have been provided as foreign tax credits should become available under current tax law to significantly reduce or eliminate the resulting U.S. income tax liability.

                   LAYNE CHRISTENSEN COMPANY AND SUBSIDIARIES

            FOR THE YEARS ENDED JANUARY 31, 1997, 1996 AND 1995 AND

           THE THREE MONTHS ENDED APRIL 30, 1997 AND 1996 (UNAUDITED)

(5) INCOME TAXES (CONTINUED)
    A reconciliation of the total income tax expense to the statutory federal rate is as follows (in thousands of dollars):

                                                1997                    1996                    1995
                                       ----------------------  ----------------------  ----------------------
                                                   EFFECTIVE               EFFECTIVE               EFFECTIVE
                                        AMOUNT       RATE       AMOUNT       RATE       AMOUNT       RATE
                                       ---------  -----------  ---------  -----------  ---------  -----------
Income tax at statutory rate.........  $   4,397        34.0%  $   2,836        34.0%  $   1,864        34.0%
State income tax, net of federal
  income tax benefit.................        570         4.4         355         4.3         290         5.3
Difference in tax expense resulting
  from:
  Non-deductible expenses............        692         5.4         618         7.4         322         5.9
  Income of foreign affiliates.......       (774)       (6.0)     --          --          --          --
  Other, net.........................         28          .2         (56)        (.7)         46          .8
                                       ---------         ---   ---------         ---   ---------         ---
                                       $   4,913        38.0%  $   3,753        45.0%  $   2,522        46.0%
                                       ---------         ---   ---------         ---   ---------         ---
                                       ---------         ---   ---------         ---   ---------         ---

(6) LEASES

    Future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year from January 31, 1997 are as follows (in thousands of dollars):

1998.............................................................  $   4,178
1999.............................................................      2,648
2000.............................................................      1,645
2001.............................................................        403
2002.............................................................         16

    Principal operating leases are for equipment, office and shop facilities. Equipment leases are primarily for automobiles and small trucks, which are leased from independent leasing companies under master lease arrangements. Rent expense under operating leases (including minor amounts of contingent rental payments) was $5,010,000, $3,298,000 and $2,749,000, in 1997, 1996 and 1995,
respectively.

                   LAYNE CHRISTENSEN COMPANY AND SUBSIDIARIES

            FOR THE YEARS ENDED JANUARY 31, 1997, 1996 AND 1995 AND

           THE THREE MONTHS ENDED APRIL 30, 1997 AND 1996 (UNAUDITED)

(7) EMPLOYEE BENEFITS PLANS

    The Company sponsors pension plans covering certain hourly employees not covered by union-sponsored, multi-employer plans. Benefits are computed based mainly on years of service. The Company makes annual contributions to the plans substantially equal to the amounts required to maintain the qualified status of the plans. Contributions are intended to provide for benefits related to past and current service with the Company. Assets of the plans consist primarily of stocks, bonds and government securities.

    The following table sets forth the plans' funded status as of December 31, 1996 and 1995 (the measurement dates) and the amounts recognized in the Company's balance sheets at January 31, 1997 and 1996 (in thousands of dollars):

                                                                                                   1997       1996
                                                                                                 ---------  ---------
Accumulated vested benefit obligations.........................................................  $   4,832  $   4,794
Accumulated non-vested benefit obligation......................................................        117        107
                                                                                                 ---------  ---------
    Accumulated benefit obligations............................................................  $   4,949  $   4,901
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------
Projected benefit obligations for service rendered to date.....................................     (4,949)    (4,901)
Plan assets at fair value......................................................................      4,398      4,049
                                                                                                 ---------  ---------
Projected benefit obligation in excess of plan assets..........................................       (551)      (852)
Unrecognized net loss..........................................................................      1,365      1,672
Prior service cost not yet recognized in net periodic pension cost.............................         92        128
Unrecognized net obligation being recognized over the average expected remaining life of the
  participants.................................................................................       (345)      (407)
Adjustment required to recognize minimum liability.............................................     (1,109)    (1,393)
                                                                                                 ---------  ---------
    Pension liability recognized in the balance sheets.........................................  $    (548) $    (852)
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------

    Net periodic pension cost for 1997, 1996 and 1995 includes the following components (in thousands of dollars):

                                                                        1997       1996       1995
                                                                      ---------  ---------  ---------
Service cost........................................................  $     171  $     140  $     173
Interest cost.......................................................        357        336        317
Actual return on assets.............................................       (343)      (602)        74
Net amortization....................................................         88         42         81
Deferred asset gain (loss)..........................................        (29)       307       (345)
                                                                      ---------  ---------  ---------
                                                                      $     244  $     223  $     300
                                                                      ---------  ---------  ---------
                                                                      ---------  ---------  ---------

    In accordance with SFAS No. 87, at January 31, 1997 and 1996 the Company has recognized the full amount of its actuarially determined pension liability and the related intangible asset of $92,000 and $128,000, respectively. The unrecognized pension cost has been recorded as a charge to stockholders' equity after giving effect to the related future tax benefit.

                   LAYNE CHRISTENSEN COMPANY AND SUBSIDIARIES

            FOR THE YEARS ENDED JANUARY 31, 1997, 1996 AND 1995 AND

           THE THREE MONTHS ENDED APRIL 30, 1997 AND 1996 (UNAUDITED)

(7) EMPLOYEE BENEFITS PLANS (CONTINUED)
    The projected benefit obligation for 1997, 1996 and 1995 was computed using a discount rate of 7.50%, 7.25% and 8.25%, respectively, and an estimated long-term rate of return on assets of 8.75%. Benefit level assumptions for 1997, 1996 and 1995 are based on fixed amounts per year of credited service.

    The Company also participates in a number of defined benefit, multi-employer plans. These plans are union-sponsored, and the Company makes contributions equal to the amounts accrued for pension expense. Total union pension expense for these plans was $638,000, $517,000 and $474,000 in 1997, 1996 and 1995,
respectively, and $149,000 and $148,000 for the three months ended April 30, 1997 and 1996, respectively. Information regarding assets and accumulated benefits of these plans has not been made available to the Company.

    The Company's salaried and certain hourly employees participate in Company-sponsored, defined contribution plans. Company contributions are determined annually at the discretion of the Board of Directors of the Company. Total expense for the Company's portion of these plans was $1,264,000, $802,000 and $862,000 in 1997, 1996 and 1995, respectively, and $361,000 and $269,000 for the three months ended April 30, 1997 and 1996, respectively. The Company reserves the right to amend or terminate the plans, but the Company cannot recover contributions already paid.

(8) INDEBTEDNESS

    On March 15, 1996, the Company executed a credit agreement ("Credit Agreement") with a bank group which replaced a previous credit agreement ("Previous Credit Agreement"). The Credit Agreement provides a revolving cash borrowing facility of up to $30,000,000, less any outstanding letter of credit commitments by the bank group. As of April 30, 1997 and January 31, 1997, letters of credit in an aggregate amount of $4,548,000 and $4,904,000, respectively, had been issued on behalf of the Company.

    The Credit Agreement is unsecured, but is guaranteed by certain of the Company's domestic subsidiaries. The Credit Agreement limits the amount available for the payment of cash dividends to $1,000,000 plus 25% of cumulative net income after January 31, 1995. At April 30, 1997 and January 31, 1997, the Company's retained earnings available for cash dividends was $4,572,000 and $4,151,000, respectively, based on this limitation. The Credit Agreement also contains significant covenants including restrictions on incurrence of additional indebtedness and liens, sale of assets of other dispositions, transactions with affiliates and certain financial maintenance covenants, including among others, minimum interest coverage, minimum net worth, and maximum leverage ratios. In addition, the Credit Agreement contains a provision providing for the accelerated maturities of all outstanding balances if there is an unapproved change of control in the Company. The Credit Agreement expires on March 15, 1999.

    The Credit Agreement provides for interest at variable rates equal to, at the Company's options, the Bank of America Illinois ("BAI") interbank eurodollar rate (which generally is approximately equal to LIBOR; 5.6563% and 5.4375% at April 30, 1997 and January 31, 1997, respectively) plus .75% to 1.25% (depending on interest coverage and debt ratios) or the BAI Alternative Reference Rate (as defined in the loan agreement; 8.50% and 8.25% at April 30, 1997 and January 31, 1997, respectively). The variable interest rates on the outstanding balances approximate the current market rates.

    Maximum borrowings outstanding under the Company's then existing credit agreements during 1997, 1996 and 1995 were $7,500,000, $18,000,000 and
$2,500,000, respectively, and the average outstanding

                   LAYNE CHRISTENSEN COMPANY AND SUBSIDIARIES

            FOR THE YEARS ENDED JANUARY 31, 1997, 1996 AND 1995 AND

           THE THREE MONTHS ENDED APRIL 30, 1997 AND 1996 (UNAUDITED)

(8) INDEBTEDNESS (CONTINUED)
borrowings were $4,875,000, $6,042,000 and $675,000, respectively. The weighted average interest rate was 7.5%, 7.9% and 8.5%, respectively.

    On December 28, 1995, the Company executed an amendment to the Previous Credit Agreement to provide a $25,000,000 term loan facility ("Term Loan") to the Company to finance the CBC Merger (see Note 2). The Term Loan provided for interest at rates equal to the Credit Agreement except that the margin on interbank eurodollar loans was 1.25%.

    The Term Loan was replaced on March 15, 1996 with the private placement of an unsecured note agreement for the issuance and sale of $25,000,000 aggregate principal amount of senior notes ("Senior Notes"). The Senior Notes bear a fixed interest rate of 6.75% and will be due March 15, 2006 with annual installments of $3,571,000 beginning March 15, 2000. As of April 30, 1997, January 31, 1997
and 1996, such interest rate approximates market for similar securities. Financial guarantees and covenants are similar to those in the Credit Agreement.

    In connection with the CBC Merger (see Note 2), the Company assumed a mortgage loan with an insurance company which is secured by the Company's manufacturing facility in Salt Lake City, Utah. The mortgage loan provides for monthly installments of $19,000 through September 2000 with a final payment in October, 2000 of $963,000. The interest rate is fixed during the term of the Mortgage Loan at 8.64%. As of April 30, 1997, January 31, 1997 and 1996, such interest rate approximate market for similar securities.

    Loan costs incurred in securing long-term financing are amortized over the term of the respective loan agreement. Amortization of these costs for 1997, 1996 and 1995 and the three months ended April 30, 1997 and 1996 was $171,000, $34,000, $92,000, $25,000 and $87,000, respectively. Amortization of loan costs is included in interest expense in statements of income.

    Long-term debt is as follows (in thousands of dollars):

                                                                              JANUARY 31,
                                                               APRIL 30,  --------------------
                                                                 1997       1997       1996
                                                               ---------  ---------  ---------
Senior Notes.................................................  $  25,000  $  25,000     --
Term loan....................................................     --         --      $  23,500
Revolving debt...............................................      9,500      4,000      3,500
Mortgage loan................................................      1,400      1,428      1,533
                                                               ---------  ---------  ---------
                                                                  35,900     30,428     28,533
Less current maturities......................................        117        114        105
                                                               ---------  ---------  ---------
  Total long-term debt--net..................................  $  35,783  $  30,314  $  28,428
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

                   LAYNE CHRISTENSEN COMPANY AND SUBSIDIARIES

            FOR THE YEARS ENDED JANUARY 31, 1997, 1996 AND 1995 AND

           THE THREE MONTHS ENDED APRIL 30, 1997 AND 1996 (UNAUDITED)

(8) INDEBTEDNESS (CONTINUED)
    As of January 31, 1997, long-term debt matures as follows (in thousands of dollars):

1998...............................................................  $     114
1999...............................................................        124
2000...............................................................      4,136
2001...............................................................      4,624
2002...............................................................      3,571
Thereafter.........................................................     17,859

(9) STOCK AND STOCK OPTION PLANS

    The Company has reserved 500,000 shares of Common Stock for issuance under Employee Incentive Compensation Plans. Issuance of shares under the Plans is based on performance as determined annually by a committee appointed by the Company's Board of Directors. During the three months ended April 30, 1997 and in 1997 and 1996, 3,524, 31,622 and 32,649 shares, respectively, were issued at $15.20, $10.75 and $6.63 per share, respectively.

    The Company also has two stock option plans which provide for the granting of options to purchase up to an aggregate of 1,000,000 shares of Common Stock at a price fixed by the Board of Directors or a committee.

                                                                          SHARES UNDER OPTION        SHARES EXERCISABLE
                                                                        ------------------------  ------------------------
                                                                                      WEIGHTED                  WEIGHTED
                                                                          NUMBER       AVERAGE      NUMBER       AVERAGE
                                                                         OF SHARES      PRICE      OF SHARES      PRICE
                                                                        -----------  -----------  -----------  -----------
Stock Option Activity Summary:
  Outstanding, January 31, 1994.......................................     486,232    $   5.784      103,456    $   2.733
  Granted.............................................................      39,000        6.375       --
  Canceled............................................................     (58,317)       7.000      (11,663)
  Vested..............................................................      --           --           71,152
                                                                        -----------               -----------
  Outstanding, January 31, 1995.......................................     466,915        5.681      162,945        4.106
  Granted.............................................................      --           --           --
  Canceled............................................................      --           --           --
  Vested..............................................................      --           --           78,948
                                                                        -----------               -----------
  Outstanding, January 31, 1996.......................................     466,915        5.681      241,893        4.907
  Granted.............................................................     191,500       10.748       --
  Canceled............................................................     (16,500)      10.500       --
  Vested..............................................................      --           --          110,651
                                                                        -----------               -----------
  Outstanding, January 31, 1997.......................................     641,915        7.069      352,544        5.779
  Unaudited:
  Granted.............................................................      15,727       11.400       --
  Canceled............................................................      --           --           --
  Vested..............................................................      --           --           --
                                                                        -----------               -----------
  Outstanding, April 30, 1997.........................................     657,642        7.172      352,544        5.779
                                                                        -----------               -----------
                                                                        -----------               -----------

                   LAYNE CHRISTENSEN COMPANY AND SUBSIDIARIES

            FOR THE YEARS ENDED JANUARY 31, 1997, 1996 AND 1995 AND

           THE THREE MONTHS ENDED APRIL 30, 1997 AND 1996 (UNAUDITED)

(9) STOCK AND STOCK OPTION PLANS (CONTINUED)
    Significant option groups outstanding at January 31, 1997 and related weighted average price and life information follows:

                                                OPTIONS      OPTIONS    EXCERSISE   REMAINING LIFE
GRANT DATE                                    OUTSTANDING  EXERCISABLE    PRICE         (YEARS)
--------------------------------------------  -----------  -----------  ---------  -----------------
 8/92.......................................      72,164       72,164   $    .882              5
 8/92.......................................      97,434       78,518   $   7.000              5
12/93.......................................     258,317      154,562   $   6.420              6
 5/94.......................................      39,000       15,600   $   6.375              7
 2/96.......................................     158,500       31,700   $  10.500              9
11/96.......................................      16,500       --       $  13.375              9

    All options were granted at an exercise price equal to the fair market value of the Company's common stock at the date of grant. The weighted average fair value at the date of grant for options granted during fiscal year 1997 were $6.98 per option, respectively. As there were no options granted during 1996, no weighted average fair value of options is presented. The options generally have a ten year term from the date of grant and vest ratably over five years. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

Expected life (years)..................................................         10
Interest rate..........................................................        6.5%
Volatility.............................................................         20%
Dividend yield.........................................................          0%

(10) CONTINGENCIES

    The Company provides environmental drilling and consulting services that are related to the cleanup of hazardous substances, toxic wastes and other pollutants. Rendering these services exposes the Company to potential significant liability for claims related to the costs of environmental remediation and other damages. The Company has obtained a "claims made" pollution liability policy limited to $20,000,000 for any individual claim and $20,000,000 for all claims in the aggregate made under such policy during the policy's three year term. While the Company believes this is a cost effective level of environmental insurance coverage in light of the risks associated with its business, no assurance can be given that the amount and scope of coverage will be adequate.

    The Company's former parent corporation, The Marley Company ("Marley"), maintains insurance reserves for the Company on its financial statements to cover expected losses under various casualty insurance policies for occurrences prior to April 30, 1992. Those reserves were funded through intercompany charges to the Company, which were calculated on the basis of the estimated insured losses incurred by the Company. The Company has indemnified Marley for claims or retroactive insurance premiums on those policies that exceed the amount of reserves attributable to the Company's estimated losses through April 30, 1992. The Company believes that the amount of such reserves will be sufficient to cover its reasonably anticipated insured losses under past insurance policies. Pursuant to an agreement with Marley,

                   LAYNE CHRISTENSEN COMPANY AND SUBSIDIARIES

            FOR THE YEARS ENDED JANUARY 31, 1997, 1996 AND 1995 AND

           THE THREE MONTHS ENDED APRIL 30, 1997 AND 1996 (UNAUDITED)

(10) CONTINGENCIES (CONTINUED)
in July 1997, Marley will make payment to the Company in the amount of the remaining reserves at that date, and the Company will be responsible for any remaining incurred but unpaid claims or losses.


    The Company is involved in various matters of litigation, claims and disputes which have arisen in the ordinary course of the Company's business. While the resolution of any of these matters may have an impact on the financial results for the period in which the matter is resolved, the Company believes that the ultimate disposition of these matters will not, in the aggregate, have a material adverse effect upon its consolidated financial position, results of operation or liquidity.


(11) SEGMENT INFORMATION AND FOREIGN OPERATIONS

    The Company is a multi-national company operating predominantly in two industry segments: as a drilling company with wholly-owned operations in the United States, Mexico, Canada and Thailand, and as a manufacturer and supplier of drilling equipment, parts and supplies. The manufacturing and supply operations are primarily in the United States. Refer to Note 3 for information on other foreign investments.

    Revenues, operating income, identifiable assets, capital expenditures and depreciation and amortization pertaining to the segments in which the Company operates are presented below (in thousands of dollars). Intersegment sales are accounted for based on the estimated fair market value of the products sold. In computing operating income for foreign subsidiaries, no allocations of general corporate expenses have been made. Identifiable assets of foreign subsidiaries are those assets related to the operations of those subsidiaries. Corporate assets are all other assets of the Company not directly associated with an operating segment, and consist primarily of cash, deferred income taxes and investments in foreign affiliates (see Note 3).

                                                                                  1997        1996        1995
                                                                               ----------  ----------  ----------

Revenues
  Drilling
    United States............................................................  $  171,704  $  143,162  $  150,036
    Foreign..................................................................      24,840      10,593       6,085
                                                                               ----------  ----------  ----------
      Total Drilling.........................................................     196,544     153,755     156,121
    Manufacturing and Supply.................................................      41,572      23,232      17,935
    Intersegment revenues....................................................     (15,263)     (9,716)     (7,226)
                                                                               ----------  ----------  ----------
      Total Manufacturing and Supply.........................................      26,309      13,516      10,709
                                                                               ----------  ----------  ----------
                                                                               $  222,853  $  167,271  $  166,830
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Operating Income
  Drilling
    United States............................................................  $   13,844  $  14, 107  $   15,073
    Foreign..................................................................       2,159         409       1,037
                                                                               ----------  ----------  ----------
      Total Drilling.........................................................      16,003      14,516      16,110
    Manufacturing and Supply.................................................       1,390       1,625         536
    Corporate................................................................      (6,072)     (7,441)    (10,301)
                                                                               ----------  ----------  ----------
                                                                               $   11,321  $    8,700  $    6,345
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

                   LAYNE CHRISTENSEN COMPANY AND SUBSIDIARIES

            FOR THE YEARS ENDED JANUARY 31, 1997, 1996 AND 1995 AND

           THE THREE MONTHS ENDED APRIL 30, 1997 AND 1996 (UNAUDITED)

(11) SEGMENT INFORMATION AND FOREIGN OPERATIONS (CONTINUED)

                                                                                  1997        1996        1995
                                                                               ----------  ----------  ----------
Identifiable Assets
  Drilling
    United States............................................................  $   74,113  $   70,866  $   60,678
    Foreign..................................................................      16,484      15,616       6,206
                                                                               ----------  ----------  ----------
      Total Drilling.........................................................      90,597      86,482      66,884
    Manufacturing and Supply.................................................      24,917      20,622       5,008
    Corporate................................................................      28,136      27,073       9,165
                                                                               ----------  ----------  ----------
                                                                               $  143,650  $  134,177  $   81,057
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Capital Expenditures
  Drilling...................................................................  $   18,071  $   12,383  $    8,723
  Manufacturing and Supply...................................................         473          71           9
                                                                               ----------  ----------  ----------
                                                                               $   18,544  $   12,454  $    8,732
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------
Depreciation and Amortization
  Drilling...................................................................  $   10,776  $    8,375  $    7,960
  Manufacturing and Supply...................................................         485          17          18
                                                                               ----------  ----------  ----------
                                                                               $   11,261  $    8,392  $    7,978
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

    Of the $26,309,000 Manufacturing and Supply sales to unaffiliated customers in 1997, $10,023,000 were export sales, principally to Latin and South America.

(12) INVESTMENT IN DOMESTIC AFFILIATE

    As a result of the CBC Merger (see Note 2), the Company owned 50% of a limited liability company, CBC Welnav L.C. ("Welnav"). Welnav engaged primarily in surveying and directional drilling services, and the manufacturing and selling of survey tools and hydraulic down hole motors for mineral and energy exploration, mine development, and pre-construction testing. Welnav was dissolved and terminated as of November 30, 1996. No loss was incurred by the Company in connection with the dissolution.

    The Company's investment in Welnav was carried at the Company's equity in the underlying net assets plus advances to Welnav. Summarized financial information as of January 31, 1996 and for the period then ended was approximately (in thousands of dollars):

Total assets........................................................  $   3,443
Total liabilities...................................................      1,346
Net sales...........................................................        305
Net income..........................................................         39

    The Company had $1,155,000 in advances to Welnav as of January 31, 1996. The Company had transactions with Welnav for the years ended January 31, 1997 and 1996, but such amounts were not significant.

                   LAYNE CHRISTENSEN COMPANY AND SUBSIDIARIES

            FOR THE YEARS ENDED JANUARY 31, 1997, 1996 AND 1995 AND

           THE THREE MONTHS ENDED APRIL 30, 1997 AND 1996 (UNAUDITED)

(13) QUARTERLY RESULTS (UNAUDITED)

    Unaudited quarterly financial data is as follows (see Note 2 regarding the CBC Merger) (in thousands of dollars, except per share data):

                                                      FIRST     SECOND      THIRD     FOURTH
                                                    ---------  ---------  ---------  ---------
1997:
  Revenues........................................  $  53,773  $  56,312  $  60,212  $  52,556
  Gross profit....................................     14,070     15,975     17,172     14,034
  Net income......................................      1,103      2,552      3,200      1,162
  Per share earnings..............................       0.12       0.28       0.35       0.13


                                                      FIRST     SECOND      THIRD     FOURTH
                                                    ---------  ---------  ---------  ---------

1996:
  Revenues........................................  $  37,559  $  42,560  $  44,368  $  42,784
  Gross profit....................................     10,203     11,521     12,695     10,774
  Net income......................................        646      1,555      1,841        545
  Per share earnings..............................       0.09       0.21       0.25       0.07

(14) SUBSEQUENT EVENTS

    On May 20, 1997, the Company, through its wholly-owned subsidiary Layne Christensen Australia Pty Limited ("Layne Australia"), made a tender offer to the holders of all the outstanding shares of capital stock of Stanley Mining Services, Limited ("Stanley"), a company listed on the Australian Stock Exchange (the "Tender Offer").

    On July 7, 1997, the close of the tender offer period, 98% of the Stanley shares then outstanding had been tendered. Consummation of the Tender Offer is expected in late July 1997. Following such consummation, Layne Australia will purchase the shares of Stanley that were not tendered, at the tender offer share price, pursuant to legal procedures available to corporations owning at least 90% of the shares of a target corporation.

    In December 1996, Stanley acquired 51% of Glindemann & Kitching Pty Ltd. ("G&K"), a leading diamond core exploration drilling company in Western Australia, from its two stockholders and their affiliates at a price of $5,245,000, under terms of an acquisition agreement which also provides for G&K to repurchase the remaining 49% of the outstanding shares of G&K from its stockholders other than Stanley on or before September 30, 1997, at a price based upon five times the adjusted average annual after tax profits of G&K for the two fiscal years ending June 30, 1996 and June 30, 1997, thereby making G&K a wholly owned subsidiary of Stanley. The repurchase by G&K of the remaining 49% interest is referred to herein as the "G&K Acquisition."

    The Company will finance the Tender Offer and the G&K Acquisition through a $100,000,000 reducing revolving credit facility to be provided by Bank of America National Trust and Savings Association ("Bank of America") and a syndicate arranged by BancAmerica Securities, Inc. (the "New Credit Agreement"). The New Credit Agreement will also be used to refinance the Company's existing $30,000,000 credit facility. The Company expects to borrow approximately $58,840,000 under the New Credit Agreement for the Tender Offer and G&K Acquisition and for certain related costs and expenses.

                   LAYNE CHRISTENSEN COMPANY AND SUBSIDIARIES

            FOR THE YEARS ENDED JANUARY 31, 1997, 1996 AND 1995 AND

           THE THREE MONTHS ENDED APRIL 30, 1997 AND 1996 (UNAUDITED)

(14) SUBSEQUENT EVENTS (CONTINUED)
The purchase price of Stanley is estimated to be $51,666,000 based on the number of outstanding shares of Stanley stock and the agreed upon share price of A$.95. The purchase price of the G&K Acquisition is estimated to be $6,324,000.

                         REPORT OF INDEPENDENT AUDITORS

To the Members of Stanley Mining Services Limited:

    We have audited the accompanying consolidated balance sheets of Stanley Mining Services Limited and its controlled entities (Economic Entity) as of June 30, 1996 and 1995 and the related consolidated statements of profit, statements of changes in shareholders' equity and statements of cash flows for each of the years in the two year period ended June 30, 1996, all expressed in Australian dollars. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audit in accordance with auditing standards generally accepted in Australia which do not differ in any significant respect from auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the economic entity of June 30, 1996 and June 30, 1995 and the results of their operations and their cash flows for the years in the two year period ended June 30, 1996, in conformity with accounting principles generally accepted in Australia.

    Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles in the United States. The application of United States generally accepted accounting principles would have affected the results of operations for each of the years in the two year period ended June 30, 1996 and shareholders' equity as of June 30, 1996 and June 30, 1995, to the extent summarised in Note 33 to the consolidated financial statements.

KPMG
CHARTERED ACCOUNTANTS
PERTH, WESTERN AUSTRALIA

Dated: 12 September 1996,
  except as to Notes 32 and 33,
  are as of 17 June 1997.

                        STANLEY MINING SERVICES LIMITED

                       CONSOLIDATED STATEMENTS OF PROFIT

                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

                                                    1996         1995
                                          NOTE    A $'000      A $'000
                                          -----  ----------   ----------
Operating profit before abnormal items
  and income tax........................   2,3       5,622        4,363
Abnormal items..........................   5        --             (494)
                                                 ----------   ----------
Operating profit before income tax......             5,622        3,869
Income tax expense attributable to
  operating profit......................   6        (2,049)      (1,508)
                                                 ----------   ----------
Operating profit after income tax.......             3,573        2,361
                                                 ----------   ----------
Basic earnings per share--cents.........   8          10.1          9.3

                       See the accompanying notes to and
             forming part of the consolidated financial statements.

                        STANLEY MINING SERVICES LIMITED

                          CONSOLIDATED BALANCE SHEETS

                          AS OF JUNE 30, 1996 AND 1995

                                                                                             NOTE        1996       1995
                                                                                             -----     ---------  ---------
                                                                                                        A $'000    A $'000
CURRENT ASSETS
Cash....................................................................................                   1,384      2,407
Receivables.............................................................................          10       9,974      6,019
Inventories.............................................................................          12       4,875      2,790
Other...................................................................................          13         695        667
                                                                                                       ---------  ---------
TOTAL CURRENT ASSETS....................................................................                  16,928     11,883
                                                                                                       ---------  ---------
NON-CURRENT ASSETS
Investments.............................................................................          11         503        237
Property, plant and equipment...........................................................          14      17,099     12,109
Other...................................................................................          13         866        169
                                                                                                       ---------  ---------
TOTAL NON-CURRENT ASSETS................................................................                  18,468     12,515
                                                                                                       ---------  ---------
TOTAL ASSETS............................................................................                  35,396     24,398
                                                                                                       ---------  ---------
                                                                                                       ---------  ---------
CURRENT LIABILITIES
Creditors and borrowings................................................................          15       6,325      5,627
Provisions..............................................................................          18       3,290      1,434
                                                                                                       ---------  ---------
TOTAL CURRENT LIABILITIES...............................................................                   9,615      7,061
                                                                                                       ---------  ---------
NON-CURRENT LIABILITIES
Creditors and borrowings................................................................          15       8,010      2,784
Provisions..............................................................................          18       2,886      2,015
                                                                                                       ---------  ---------
TOTAL NON-CURRENT LIABILITIES...........................................................                  10,896      4,799
                                                                                                       ---------  ---------
TOTAL LIABILITIES.......................................................................                  20,511     11,860
                                                                                                       ---------  ---------
SHAREHOLDERS' EQUITY
Share capital...........................................................................          19       7,218      7,016
Reserves................................................................................          20       2,422      1,940
Retained profits........................................................................                   5,245      3,582
                                                                                                       ---------  ---------
TOTAL SHAREHOLDERS' EQUITY..............................................................                  14,885     12,538
                                                                                                       ---------  ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..............................................                  35,396     24,398
                                                                                                       ---------  ---------
                                                                                                       ---------  ---------

                       See the accompanying notes to and
             forming part of the consolidated financial statements.

                        STANLEY MINING SERVICES LIMITED

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

                                                                                                         1996       1995
                                                                                             NOTE       A $'000    A $'000
                                                                                             -----     ---------  ---------
AUTHORISED CAPITAL
Ordinary shares of 20 cents each........................................................          19      50,000     50,000
                                                                                                       ---------  ---------
Opening balance.........................................................................                   7,016      3,626
Additional shares issued................................................................                     202      3,390
                                                                                                       ---------  ---------
Total share capital.....................................................................          19       7,218      7,016
                                                                                                       ---------  ---------
RETAINED PROFITS
Retained profits at the beginning of the year as stated.................................                   3,582         22
Dividend rescinded......................................................................                  --          1,900
Dividend provided for or paid...........................................................                  (1,910)      (701)
Operating profit after income tax.......................................................                   3,573      2,361
                                                                                                       ---------  ---------
Retained profits at the end of the year as stated.......................................                   5,245      3,582
                                                                                                       ---------  ---------
RESERVES
SHARE PREMIUM RESERVE
Opening balance.........................................................................                   1,937     --
Premium on additional shares issued.....................................................                     343      2,700
Share placement costs...................................................................                  --           (763)
                                                                                                       ---------  ---------
Closing balance.........................................................................          20       2,280      1,937
                                                                                                       ---------  ---------
ASSET REVALUATION RESERVE
Opening balance.........................................................................                       3          3
Revaluation increment on freehold land and buildings....................................                     139     --
                                                                                                       ---------  ---------
Closing balance.........................................................................          20         142          3
                                                                                                       ---------  ---------
Reserves closing balance................................................................                   2,422      1,940
                                                                                                       ---------  ---------
TOTAL SHAREHOLDERS' EQUITY..............................................................                  14,885     12,538
                                                                                                       ---------  ---------

                       See the accompanying notes to and
             forming part of the consolidated financial statements.

                        STANLEY MINING SERVICES LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

                                                                                                   1996       1995
                                                                                        NOTE      A $'000    A $'000
                                                                                      ---------  ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts in the course of operations...........................................                43,026     25,236
Cash payments in the course of operations...........................................               (39,614)   (22,513)
Income taxes paid...................................................................                  (900)      (712)
Withholding taxes paid..............................................................                  (513)      (310)
Interest received...................................................................                    83         90
Interest paid.......................................................................                  (457)      (325)
                                                                                                 ---------  ---------

Net cash provided by operating activities...........................................     30 (ii)     1,625      1,466
                                                                                                 ---------  ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on sale of investments.....................................................                    76         37
Proceeds on sale of plant and equipment.............................................                   109        403
Payments for property, plant and equipment..........................................                (7,733)    (7,539)
Payment for exploration.............................................................                --           (534)
Payments for investments............................................................                  (362)       (96)
                                                                                                 ---------  ---------

Net cash used in investing activities...............................................                (7,910)    (7,729)
                                                                                                 ---------  ---------

CASH FLOWS FROM FINANCING ACTIVITIES
Bank loan...........................................................................                 8,542        648
Proceeds from share issue...........................................................                   545      5,327
Lease payments......................................................................                --            (27)
Hire purchase finance...............................................................                --          3,894
Hire purchase payments..............................................................                (4,402)    (1,358)
Dividends paid......................................................................                  (701)    --
                                                                                                 ---------  ---------

Net cash provided by financing activities...........................................                 3,984      8,484
                                                                                                 ---------  ---------

NET INCREASE/DECREASE IN CASH HELD..................................................                (2,301)     2,221

CASH AT THE BEGINNING OF THE FINANCIAL YEAR.........................................                 2,364        143
                                                                                                 ---------  ---------

CASH AT THE END OF THE FINANCIAL YEAR...............................................      30 (i)        63      2,364
                                                                                                 ---------  ---------

                       See the accompanying notes to and
             forming part of the consolidated financial statements.

                        STANLEY MINING SERVICES LIMITED

                        NOTES TO AND FORMING PART OF THE
                       CONSOLIDATED FINANCIAL STATEMENTS

                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

    The significant policies which have been adopted by the economic entity in the preparation of these financial statements are:

(A) BASIS OF PREPARATION

    The financial statements are a financial report which has been drawn up in accordance with Accounting Standards, Urgent Issues Group Consensus Views, the provisions of Schedule 5 to the Corporations Regulations and the requirements of the Corporations Law. They have been prepared on the basis of historical costs and except where stated do not take into account changing money values or current valuations of non-current assets. The accounting policies have been consistently applied by each entity in the economic entity and except where there is a change in accounting policy, are consistent with those of the previous year.

    A reconciliation of the major differences between these accounts and those applicable under General Accepted Accounting Principles in the United States ("US GAAP") is included in note 33.

(B) PRINCIPLES OF CONSOLIDATION

    The Consolidated Accounts of the economic entity include the financial statements of the Company, being the chief entity, and its controlled entities.

    Where an entity either began or ceased to be controlled during the year, the results are included only from the date control commenced or up to the date control ceased.

    All inter-entity balances, transactions and unrealised profits resulting from transactions within the economic entity have been eliminated.

(C) REVENUE RECOGNITION

    SALES REVENUE

    Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products or services to entities outside the economic entity. Sales revenue is recognised when earned and the fee in respect of services provided is receivable.

    INTEREST INCOME

    Interest income is recognised as it accrues.

    ASSET SALES

    The gross proceeds of asset sales are included as revenue of the entity. The profit or loss on disposal of assets is brought to account at the date an unconditional contract of sale is signed.

    OTHER REVENUE

    Revenue recognition policies for investments are described in Note (g).

                        STANLEY MINING SERVICES LIMITED

                        NOTES TO AND FORMING PART OF THE
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(D) FOREIGN CURRENCY TRANSACTIONS

    TRANSACTIONS

    Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rates of exchange ruling on that date.

    Exchange differences relating to amounts payable and receivable in foreign currencies are brought to account as exchange gains or losses in the profit and loss account in the financial year in which the exchange rates change.

    HEDGES

    All non-specific hedge transactions are initially recorded at the spot rate at the date of the transaction. Hedges outstanding at balance date are translated at the rates of exchange ruling on that date and any exchange differences are brought to account in the profit and loss account. Costs or gains arising at the time of entering into the hedge are deferred and amortised over the life of the hedge.

    Where hedge transactions are designed to hedge the purchase or sale of goods or services, exchange differences arising up to the date of purchase or sale, together with any costs or gains arising at the time of entering into the hedge, are deferred and included in the measurement of the purchase or sale. Any exchange differences on the hedge transaction after that date are included in the consolidated statements of profit.

    TRANSLATION OF FOREIGN OPERATIONS

    The operating results of overseas operations that are integrated foreign operations are translated using the temporal method. Monetary assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transactions occurred. Exchange differences arising on translation are brought to account in the consolidated statements of profit.

(E) INCOME TAX

    The economic entity adopts the liability method of tax effect accounting.

    Income tax expense is calculated on operating profit adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the balance sheet as a future income tax benefit or a provision for deferred income tax.

    Future income tax benefits are brought to account as realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to tax losses have been brought to account when their realisation is virtually certain.

    The Company is not taxed as a private company.

                        STANLEY MINING SERVICES LIMITED

                        NOTES TO AND FORMING PART OF THE
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(F) NON-CURRENT ASSETS

    The carrying amounts of all non-current assets, other than exploration expenditure, are reviewed at least annually to determine whether they are in excess of their recoverable amount. If the carrying amount of a non-current assets exceeds the recoverable amount, the asset is written down to the lower value.

    In assessing recoverable amounts the relevant cash flows have not been discounted to their present value, except where specifically stated.

(G) INVESTMENTS

    ASSOCIATED COMPANIES

    An associated company is one in which: the economic entity exercises significant influence; and the investment is long-term.

    Investments in associated companies are carried at the lower of cost and recoverable amount. In the case of interim dividends, dividends are brought to account in the consolidated statements of profit as they are received, and in the case of final dividends after they have been declared by the associated company in a general meeting.

    OTHER COMPANIES

    Investments in other companies are carried at the lower of cost, or recoverable amount, being a directors valuation based on market values at the time of the valuation. Dividends are brought to account as they are received.

(H) INVENTORIES

    Drilling supplies and consumables are valued at the lower of cost (calculated on the first-in first-out basis) and net realisable amount.

(I) PROPERTY, PLANT AND EQUIPMENT

    ACQUISITION

    Items of property, plant and equipment are initially recorded at cost and depreciated as outlined below.

    CAPITAL WORKS IN PROGRESS

    The cost of property, plant and equipment constructed by the Company includes the cost of materials and direct labour and an appropriate proportion of fixed and variable overheads.

    REVALUATIONS

    Land and buildings are independently valued every three years on an existing use basis of valuation and included in the financial statements at the revalued amounts.

                        STANLEY MINING SERVICES LIMITED

                        NOTES TO AND FORMING PART OF THE
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    The potential capital gains tax liability is assessed each time an asset acquired after 19 September, 1985 is revalued. A provision for capital gains tax is only provided when it is known that the asset will eventually be sold. This provision, when required, is made against the asset revaluation reserve.

    The tax effect on capital losses is not recorded unless realisation is virtually certain.

    DISPOSAL OF REVALUED ASSETS

    The gain or loss on disposal of revalued assets is calculated as the difference between the carrying amount of the asset at the time of disposal and the proceeds on disposal and is included in the results in the year of disposal.

    Any related revaluation increment standing in the asset revaluation reserve at the time of disposal is transferred to the capital profits reserve.

    DEPRECIATION AND AMORTISATION

    Items of property, plant and equipment, including buildings and leasehold property but excluding freehold land, are depreciated/amortised over their estimated useful lives ranging from 3 to 20 years.

    Assets are depreciated or amortised from the date of first use.

    LEASED PLANT AND EQUIPMENT

    Leases of plant and equipment under which the Company or its controlled entities assume substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

    Finance leases are capitalised. A lease asset and a lease liability equal to the present value of the minimum lease payments are recorded at the inception of the lease. Contingent rentals are written off as an expense of the accounting period in which they are incurred. Capitalised lease assets are amortised on a straight line basis over the term of the relevant lease, or where it is likely the economic entity will obtain ownership of the asset, the life of the asset. Lease liabilities are reduced by repayments of principal. The interest components of the lease payments are charged to consolidated statement of profit.

(J) EXPLORATION EXPENDITURE

    Exploration, evaluation and development costs are accumulated in respect of each separate area of interest. These costs are carried forward where the right of tenure of the area of interest is current and they are expected to be recouped through sale or successful development and exploitation of the area of interest, or where activities in the area of interest have not yet reached a stage that permits reasonable assessment of the existence of economically recoverable reserves.

    When an area of interest is abandoned or the directors decide that it is not commercial, any accumulated costs in respect of that area are written-off in the financial period the decision is made. Each area of interest is also reviewed at the end of each accounting period and accumulated costs written-off to the extent that they will not be recoverable in the future.

                        STANLEY MINING SERVICES LIMITED

                        NOTES TO AND FORMING PART OF THE
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Amortisation is not charged on costs carried forward in respect of areas of interest in the development phase until production commences.

(K) DEFERRED EXPENDITURE

    Material items of expenditure are deferred to the extent that the benefits: are recoverable out of future revenue: do not relate solely to revenue which has already been brought to account and will contribute to the future earning capacity of the economic entity.

    Deferred expenditure is amortised over the shorter of the period in which the related benefits are expected to be realised or three years. Deferred expenditure is reviewed in accordance with the policy set out in Note (f).

(L) EMPLOYEE ENTITLEMENTS

    WAGES, SALARIES, ANNUAL LEAVE AND SICK LEAVE

    The provisions for employee entitlements to wages, salaries, annual leave and sick leave represents the amount which the economic entity has a present obligation to pay resulting from employees' services provided up to the balance date. The provisions have been calculated at nominal amounts based on current wage and salary rates and includes related on-costs.

    LONG SERVICE LEAVE

    The liability for employee's entitlement to long service leave represents the present value of the estimated future cash outflows to be made by the employer resulting from employees' services provided up to the balance date.

    Liabilities for employee entitlements which are not expected to be settled within twelve months are discounted using the rates attaching to national government securities at balance date, which most closely match the terms of maturity of the related liabilities.

    In determining the liability for employee entitlements, consideration has been given to future increases in wage and salary rates, and the economic entity's experience with staff departures. Related on-costs have also been included in the liability.

    EMPLOYEE SHARE OPTION PLAN

    The Company intends to grant options to certain employees under an employee share plan. Further information is set out in Note 19 of the financial statements. Other than the costs incurred in administering the schemes which are expended as incurred, the scheme does not result in any expense to the economic entity. No options have been granted at 30 June 1996.

                        STANLEY MINING SERVICES LIMITED

                        NOTES TO AND FORMING PART OF THE
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    SUPERANNUATION

    The Company contributes to a defined contribution superannuation fund on behalf of employees in accordance with the requirements of the Superannuation Guarantee Administration Act 1992. The contributions are charged against income as they are made.

(M) PROVISION FOR DOUBTFUL DEBTS

    The collectability of debts is assessed at year end and specific provision is made for any doubtful accounts.

(N) DERIVATIVES

    The economic entity is exposed to changes in interest rates and foreign exchange rates. It is the economic entity's policy to use derivative financial instruments to hedge a portion of these risks. Economic entity policy is not to enter, hold or issue derivative financial instruments for trading purposes.

    Derivative financial instruments that are designated as hedges of firm commitments and are effective as hedges of underlying exposures are accounted for on the same basis as the underlying exposure. Gains/ losses relating to hedges of specific purchase/sale commitments are deferred and recognised as adjustments to the carrying amount of the hedged transactions

2. OPERATING REVENUE

                                                                                                   1996       1995
                                                                                                  A $'000    A $'000
                                                                                                 ---------  ---------
Operating profit is determined after crediting the following items:
  Sales revenue................................................................................     43,026     27,334
Other revenue
  Insurance recovery...........................................................................     --             29
  Interest received from other persons.........................................................         83         90
  Foreign currency gains.......................................................................        502         70
  Sundry.......................................................................................        780        244
  Gross proceeds from sale of non-current assets...............................................        185        440
  Write back provision for doubtful debts......................................................     --            194
                                                                                                 ---------  ---------
                                                                                                    44,576     28,401
                                                                                                 ---------  ---------

                        STANLEY MINING SERVICES LIMITED

                        NOTES TO AND FORMING PART OF THE
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

3. OPERATING PROFIT

    Operating profit is determined after charging the following items:

A) OPERATING EXPENSES

                                                                                                    1996         1995
                                                                                                   A $'000      A $'000
                                                                                                 -----------  -----------
Contributions to superannuation................................................................         497          271
Interest paid or due and payable to other persons..............................................         457          325
Finance charges on capitalised leases..........................................................      --                3
Lease rental expenses, operating leases........................................................          33           14
Depreciation of property, plant and equipment..................................................       2,842        1,734
Foreign currency losses........................................................................         480       --
Write down in value of inventories.............................................................         899        1,212
Amounts set aside to provision for:
Employee entitlements..........................................................................          29          136

B) SALE OF NON-CURRENT ASSETS

Profit on sales of property, plant and equipment..........................          69          252
Profit/(loss) on sale of investments......................................         (20)          27

4. AUDITORS' REMUNERATION

                                                                                                    1996         1995
                                                                                                   A $'000      A $'000
                                                                                                 -----------  -----------
Amounts received or due and receivable for audit and other services provided by KPMG
  --audit services.............................................................................          79           65
  --other services.............................................................................          59          154
                                                                                                        ---          ---
                                                                                                        138          219
                                                                                                        ---          ---

5. ABNORMAL ITEM

Exploration expenditure written off.......................................      --              494
                                                                                   ---          ---
Aggregate abnormal items before income tax................................      --              494
                                                                                   ---          ---

                        STANLEY MINING SERVICES LIMITED

                        NOTES TO AND FORMING PART OF THE
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

6. INCOME TAX EXPENSE

                                                                                                    1996         1995
                                                                                                   A $'000      A $'000
                                                                                                 -----------  -----------
A) The prima facie income tax expense at 36% (1995: 33%) on operating profit...................       2,024        1,276
  Increase in income tax expense due to non-tax deductible items:
  Depreciation of revaluation increment on property, plant and equipment.......................          --           22
  Write-off of exploration expenditure.........................................................          --          163
  Write down in Ghana withholding tax..........................................................          36           --
  Sundry items (including entertainment).......................................................          (3)           1
  Capital losses on disposal of investments....................................................           7           --
  Decrease in income tax expense due to:
  Allowable preliminary expenses...............................................................          --          (80)
                                                                                                 -----------       -----
  Income tax expense on operating profit.......................................................       2,064        1,382
  Add: Income tax expense under (over) provided from prior period..............................         142          (30)
  Add: Income tax expense arising from tax rate adjustment.....................................          --          156
  Less: Foreign tax credit.....................................................................        (157)          --
                                                                                                 -----------       -----
  Total income tax expense attributable to operating profit....................................       2,049        1,508
                                                                                                 -----------       -----
  Total income tax expense is made up of:
    Current income tax provision...............................................................       1,734          788
    Deferred income tax provision..............................................................         870          798
    Future income tax benefit..................................................................        (697)         (48)
    Under (over) provision in prior year.......................................................         142          (30)
                                                                                                 -----------       -----
                                                                                                      2,049        1,508
                                                                                                 -----------       -----

B) PROVISION FOR CURRENT INCOME TAX

                                                                                                    1996         1995
                                                                                                   A $'000      A $'000
                                                                                                 -----------  -----------
Movements during the year were as follows:
Balance at beginning of year...................................................................         466          612
Current year's income tax expense on operating profit..........................................       1,734          788
Paid in year...................................................................................      (1,413)        (712)
Foreign tax credit.............................................................................         178         (187)
Under (over) provision prior year..............................................................          77          (35)
                                                                                                 -----------       -----
Balance at the end of year.....................................................................       1,042          466
                                                                                                 -----------       -----

                        STANLEY MINING SERVICES LIMITED

                        NOTES TO AND FORMING PART OF THE
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

6. INCOME TAX EXPENSE (CONTINUED)

                                                                                                    1996         1995
                                                                                                   A $'000      A $'000
                                                                                                 -----------  -----------

C) PROVISION FOR DEFERRED INCOME TAX

    Provision for deferred income tax comprises the estimated expense at current income tax rates on the following items:

Difference in depreciation and amortisation of property, plant and equipment for accounting and
  income tax purposes..........................................................................       1,140          814
Expenditure currently deductible but deferred and amortised for accounting
  purposes..................................................................       1,739        1,195
                                                                              -----------       -----
                                                                                   2,879        2,009
                                                                              -----------       -----

D) FUTURE INCOME TAX BENEFIT

    Future income tax benefit comprises the estimated future benefit at current income tax rates of the following items:

Provisions and accrued employee entitlements not currently deductible.......         126          169
Unrealised currency differences.............................................          74           --
Excess foreign tax credit carried forward...................................         666           --
                                                                              -----------       -----
                                                                                     866          169
                                                                              -----------       -----
E) Future Income Tax Benefit not brought to account.........................         228          228

    The potential future income tax benefit in a controlled entity, which is a company, arising from exploration expenditure has not been recognised as an asset because recovery is not virtually certain.

    The potential future income tax benefit will only be obtained if:

 (i) the relevant company derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised, or the benefit can be utilised by another company in the economic entity in accordance with
    Section 80G of the Income Tax Assessment Act 1936;

 (ii) the relevant Company and/or the economic entity continues to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the relevant company and/or the economic entity in realising the benefit.

                        STANLEY MINING SERVICES LIMITED

                        NOTES TO AND FORMING PART OF THE
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

7. DIVIDENDS

A) DIVIDENDS RESCINDED

                                                                                            1996          1995
                                                                                          A $'000       A $'000
                                                                                        ------------  ------------
  A partially franked ordinary dividend of 10.5 cents per share which had been provided for at 30 June, 1994 was subsequently rescinded by a resolution of
  shareholders on 1 November, 1994. ..................................................            --         1,900

B) DIVIDENDS PROVIDED FOR

  Dividends provided for by the Company are a final ordinary dividend of 4 cents per share (1995: 2 cents) fully franked to 100% from profits taxed at 36% (1995:fully franked to 72% from profits taxed at 39% and to 28% from profits taxed at 33%) is recommended by the
  Directors. ........................................................      1,910        701

C) DIVIDEND FRANKING ACCOUNT

  Estimated amounts of retained profits and reserves that could be distributed as franked dividends using franking credits already in existence or which will arise from income tax payments in the following period, and after deducting franking credits to be used in payment of the above dividends:
  --franked at 36%...................................................      2,391      1,922

8. BASIC EARNINGS PER SHARE

  Basic Earnings per Share...........................................      10.1c       9.3c
  Weighted average number of ordinary shares used in calculation of basic earnings per share...........................................  35,416,388 25,375,624

9. STATEMENT OF OPERATIONS OF SEGMENTS CONSOLIDATED

INDUSTRY SEGMENTS

The economy entity operates predominantly in the mining industry.

                        STANLEY MINING SERVICES LIMITED

                        NOTES TO AND FORMING PART OF THE
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

9. STATEMENT OF OPERATIONS OF SEGMENTS CONSOLIDATED (CONTINUED)
GEOGRAPHICAL SEGMENTS

The economic entity has operations and assets in Australia and Africa. Segmental revenue and assets are as follows.

                   AUSTRALIA                 AFRICA                  EUROPE               ELIMINATIONS           CONSOLIDATIONS
                1996        1995        1996        1995        1996        1995        1996        1995        1996        1995
             ----------  ----------  ----------  ----------      -----   ----------  ----------  ----------  ----------  ----------
                 $'000       $'000       $'000       $'000       $'000       $'000       $'000       $'000       $'000       $'000
             ----------  ----------  ----------  ----------      -----   ----------  ----------  ----------  ----------  ----------
Revenue....     28,585      14,156      25,608      18,713          --         182      (9,617)     (4,650)     44,576      28,401
Segment
  operating
  profit
  before
  tax......      4,415       2,937       2,162       1,169          --           5        (955)       (242)      5,622       3,869
Income tax
  attributable
  to the
  operating
  profit...                                                                                                     (2,049)     (1,508)
Operating
  profit
  after
  income
  tax......                                                                                                      3,573       2,361
Segment
  Assets...     17,659      10,533      18,692      14,107                                (955)       (242)     35,396      24,398

10. RECEIVABLES

                                                                                                         1996       1995
                                                                                                        A $'000    A $'000
                                                                                                       ---------  ---------
CURRENT
Trade debtors.............................................................................                 9,586      5,781
Other debtors.............................................................................                   388        238
                                                                                                       ---------  ---------
                                                                                                           9,974      6,019
                                                                                                       ---------  ---------

                        STANLEY MINING SERVICES LIMITED

                        NOTES TO AND FORMING PART OF THE
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

11. INVESTMENTS

Investment in other corporations Shares in listed companies--at
  cost..............................................................                      8           97
Investments in associated entities..................................                    495          140
                                                                                      -----        -----
                                                                                        503          237
                                                                                      -----        -----
Shares in listed companies--at market value.........................                     17          123
                                                                                      -----        -----
The amount of capital gains tax that would be payable if the quoted shares in other corporations were sold at balance date at the
  disclosed market values should not exceed:........................                      3            8

Associated Companies
The Company holds a 50% interest in Equigold (Ghana) Limited.

12. INVENTORIES

                                                                                                        1996         1995
                                                                                                       A $'000      A $'000
                                                                                                     -----------  -----------
Drilling supplies, stores and spare parts for drilling rigs
-- unused items at cost.................................................................                  3,711        1,530
-- used items at impaired value.........................................................                  1,164        1,260
                                                                                                          -----        -----
                                                                                                          4,875        2,790
                                                                                                          -----        -----

13. OTHER

                                                                                                        1996         1995
                                                                                            NOTE       A $'000      A $'000
                                                                                          ---------  -----------  -----------
CURRENT
Prepayments.............................................................................                    513          436
Withholding tax.........................................................................                 --              231
Deferred expenditure....................................................................                    182       --
                                                                                                          -----        -----
                                                                                                            695          667
                                                                                                          -----        -----
NON-CURRENT
Future income tax benefit...............................................................      6             866          169
                                                                                                          -----        -----

                        STANLEY MINING SERVICES LIMITED

                        NOTES TO AND FORMING PART OF THE
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

14. PROPERTY, PLANT AND EQUIPMENT

                                                                                                       1996       1995
                                                                                                      A $'000    A $'000
                                                                                                     ---------  ---------
Freehold land
  --at independent valuation 1996 (1995:1992)...........................................                   156         30
Freehold buildings
  --at independent valuation 1996 (1995:1992)...........................................                    92        123
  --accumulated depreciation............................................................                    (1)       (33)
                                                                                                     ---------  ---------
                                                                                                            91         90
                                                                                                     ---------  ---------
Buildings on concessional land
  --at cost.............................................................................                   323        277
  --accumulated depreciation............................................................                   (55)       (24)
                                                                                                     ---------  ---------
                                                                                                           268        253
                                                                                                     ---------  ---------
                                                                                                           359        343
                                                                                                     ---------  ---------
Plant and equipment
  --at cost.............................................................................                 2,432      1,632
  --accumulated depreciation............................................................                  (868)      (510)
                                                                                                     ---------  ---------
                                                                                                         1,564      1,122
                                                                                                     ---------  ---------
  --at independent valuation 1987.......................................................                    75         75
  --accumulated depreciation............................................................                   (75)       (75)
                                                                                                     ---------  ---------
                                                                                                        --         --
                                                                                                     ---------  ---------
                                                                                                         1,564      1,122
                                                                                                     ---------  ---------
Motor vehicles and drilling rigs
  -at cost..............................................................................                20,148     13,812
  -accumulated depreciation.............................................................                (6,230)    (4,225)
                                                                                                     ---------  ---------
                                                                                                        13,918      9,587
                                                                                                     ---------  ---------
  --at independent valuation 1987.......................................................                 1,250      1,300
  --accumulated depreciation............................................................                (1,136)    (1,062)
                                                                                                     ---------  ---------
                                                                                                           114        238
                                                                                                     ---------  ---------
                                                                                                        14,032      9,825
Capital works in progress--at cost......................................................                   988        789
                                                                                                     ---------  ---------
Total property, plant & equipment
  --net book value......................................................................                17,099     12,109
                                                                                                     ---------  ---------

a) Freehold land and buildings were revalued in May 1996, by an independent valuer, Brad Reed, AVLE (Val & Econ), on the basis of the open market value of the properties concerned in their existing use. The directors are of the opinion that this basis provides a reasonable estimate of recoverable amount.

                        STANLEY MINING SERVICES LIMITED

                        NOTES TO AND FORMING PART OF THE
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

14. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)
    The net surplus on revaluation of the land and buildings during 1996 of $139,000 was transferred to the asset revaluation reserve (note 20).

    This valuation is in accordance with the Company's policy of obtaining an independent valuation of land and buildings every three years.

    In revaluing freehold land and buildings the Directors have not taken into account the potential impact of capital gains tax on the grounds that the assets are an integral part of the Company's operations and there is no intention to sell the assets.

15. CREDITORS AND BORROWINGS

                                                                                                      1996         1995
                                                                                          NOTE       A $'000      A $'000
                                                                                        ---------  -----------  -----------
CURRENT
Trade creditors.......................................................................                  3,824        3,318
Bank overdraft
  --secured...........................................................................     16           1,321       --
  --unsecured.........................................................................                 --               43
Hire purchase liabilities
  --secured...........................................................................     16, 22      --            2,266
Bank loan
  --unsecured.........................................................................     16           1,180       --
                                                                                                        -----        -----
                                                                                                        6,325        5,627
                                                                                                        -----        -----
NON-CURRENT
Hire purchase liabilities
  --secured...........................................................................     16, 22      --            2,136
Bank bill facility
  --secured...........................................................................     16           7,767       --
Bank loan
  --unsecured.........................................................................     16             243          648
                                                                                                        -----        -----
                                                                                                        8,010        2,784
                                                                                                        -----        -----
                                                                                                        -----        -----

                        STANLEY MINING SERVICES LIMITED

                        NOTES TO AND FORMING PART OF THE
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

16. FINANCING ARRANGEMENTS

                                                                                                   1996       1995
                                                                                                  A S`000    A $`000
                                                                                                 ---------  ---------
The economic entity has access to the following lines of credit:
Total facilities available:

Bank overdraft/bill facility...................................................................      9,300        300
Bank credit facility...........................................................................         50         30
Bank loan......................................................................................      1,423        648
Floating debenture.............................................................................     --          1,078
Hire purchase facilities.......................................................................     --          3,324
                                                                                                 ---------  ---------
                                                                                                    10,773      5,380
                                                                                                 ---------  ---------
Facilities utilised at balance date:

Bank overdraft.................................................................................      1,321     --
Bank bill facility.............................................................................      7,767     --
Bank credit facility...........................................................................     --         --
Bank loan......................................................................................      1,423        648
Floating debenture.............................................................................     --          1,078
Hire purchase facilities.......................................................................     --          3,324
                                                                                                 ---------  ---------
                                                                                                    10,511      5,050
                                                                                                 ---------  ---------
Facilities not utilised at balance date:

Bank overdraft/bill facility...................................................................        212        300
Bank credit facility...........................................................................         50         30
                                                                                                 ---------  ---------
                                                                                                       262        330
                                                                                                 ---------  ---------

BANK OVERDRAFT/CREDIT FACILITY

    The bank overdraft/credit facilities are secured by a registered first mortgage debenture over the economic entity's assets and undertakings.

    The bank overdraft/credit facility is of a continuous nature, subject to satisfactory annual review.

BANK LOAN

    The bank loan is unsecured and was established to finance the purchase of 3 drilling rigs for the Company's Ghana operations.

    The loan is payable according to a schedule of payment due for completion in May 1998.

                        STANLEY MINING SERVICES LIMITED

                        NOTES TO AND FORMING PART OF THE
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

17. AMOUNTS PAYABLE/RECEIVABLE IN FOREIGN CURRENCIES

    The Australian dollar equivalents to unhedged amounts payable or receivable in foreign currencies calculated at year end exchange rates are as follows:

                                                                                                   1996       1995
                                                                                                  A S`000    A $`000
                                                                                                 ---------  ---------
United States Dollars
Amounts payable--current.......................................................................        188         57
Amounts receivable--current....................................................................      5,851      4,460
Ghanaian Cedis
Amounts payable--current.......................................................................        189        250
Amounts receivable--current....................................................................        116         36
Swedish Kroner
Amounts payable--current.......................................................................        275        297

18. PROVISIONS

                                                                                                        1996         1995
                                                                                            NOTE       A $'000      A $'000
                                                                                          ---------  -----------  -----------
CURRENT
Dividends...............................................................................      7           1,910          701
Employee entitlements...................................................................     21             338          267
Income tax..............................................................................      6           1,042          466
                                                                                                          -----        -----
                                                                                                          3,290        1,434
                                                                                                          -----        -----
NON-CURRENT
Employee entitlements...................................................................     21               7            6
Deferred income tax.....................................................................      6           2,879        2,009
                                                                                                          -----        -----
                                                                                                          2,886        2,015
                                                                                                          -----        -----

19. SHARE CAPITAL

                                                                                                   1996       1995
                                                                                                  A S`000    A $`000
                                                                                                 ---------  ---------
(A) AUTHORISED CAPITAL
   250,000,000 ordinary shares of $0.20 each...................................................     50,000     50,000
                                                                                                 ---------  ---------
(B) ISSUED CAPITAL
   36,089,420 ordinary shares of $0.20 each (1995: 35,079,870).................................      7,218      7,016
                                                                                                 ---------  ---------
                                                                                                     7,218      7,016
                                                                                                 ---------  ---------

                        STANLEY MINING SERVICES LIMITED

                        NOTES TO AND FORMING PART OF THE
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

19. SHARE CAPITAL (CONTINUED)

ORDINARY SHARES

    On 1 March, 1996, the Company made an issue of 1,009,550 ordinary shares of 20 cents each at 54 cents per share in accordance with the Dividend Reinvestment Plan.

EMPLOYEE SHARE OPTION PLAN

    On 30 May, 1996, the Directors resolved to issue 1,000,000 options to the employees of the Company at an exercise price of 67 cents each under the terms of the Stanley Mining Services Limited Employee Share Option Plan. On 28 June, 1996, the Shareholders approved the issue of up to 200,000 of these options to Mr. L. D. Humfrey, a director of the Company.

    At 30 June 1996 no options have been allocated.

20. RESERVES

                                                                                                            1996         1995
                                                                                               NOTE        A$'000       A$'000
                                                                                               -----     -----------  -----------
Asset revaluation reserve.................................................................                      142            3
Share premium.............................................................................                    2,280        1,937
                                                                                                              -----        -----
                                                                                                              2,422        1,940
                                                                                                              -----        -----
Movements during the year
Share premium
Balance at beginning of year..............................................................                    1,937       --
Add: Premium on ordinary shares issued during the year....................................          19          343        2,700
Less: Share issue expenses applied........................................................                   --              763
                                                                                                              -----        -----
Balance at end of year....................................................................                    2,280        1,937
                                                                                                              -----        -----
Asset revaluation
Balance at beginning of year..............................................................                        3            3
Add: Revaluation increment on freehold land and buildings.................................          14          139       --
                                                                                                              -----        -----
Balance at end of year....................................................................                      142            3
                                                                                                              -----        -----

21. EMPLOYEE ENTITLEMENTS

                                                                                                            1996         1995
                                                                                               NOTE        A$'000       A$'000
                                                                                               -----     -----------  -----------
Aggregate employee entitlements, including on-costs
--Current.................................................................................          18          338          267
--Non-Current.............................................................................          18            7            6
                                                                                                              -----        -----
                                                                                                                345          273
                                                                                                              -----        -----

                        STANLEY MINING SERVICES LIMITED

                        NOTES TO AND FORMING PART OF THE
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

21. EMPLOYEE ENTITLEMENTS (CONTINUED)
    The present value of employee entitlements not expected to be settled within twelve months of balance date have not been calculated as the amounts are considered to be immaterial.

22. COMMITMENTS

                                                                                                            1996         1995
                                                                                               NOTE        A$'000       A$'000
                                                                                               -----     -----------  -----------
NON CANCELLABLE OPERATING LEASE COMMITMENTS
Future operating leases not provided for in the financial statements & payable:
  Not later than one year.................................................................                      138           17
  Later than one year but not later than two years........................................                      138       --
  Later than two years but not later than five years......................................                      414       --
                                                                                                              -----        -----
                                                                                                                690           17
                                                                                                              -----        -----
HIRE PURCHASE COMMITMENTS
Future hire purchase commitments are payable as follows:
  Not later than one year.................................................................                   --            2,628
  Later than one year but not later, than two years.......................................                   --            1,592
  Later than two years but not later that five years......................................                   --              721
                                                                                                              -----        -----
                                                                                                             --            4,941
Less: Future term charges.................................................................                   --             (539)
                                                                                                              -----        -----
                                                                                                             --            4,402
                                                                                                              -----        -----
Disclosed as:
  Current.................................................................................          15       --            2,266
  Non-current.............................................................................          15       --            2,136
                                                                                                              -----        -----
                                                                                                             --            4,402
                                                                                                              -----        -----
CAPITAL EXPENDITURE COMMITMENTS
Contracted but not provided for and payable as follows:
  Not later than one year.................................................................                      732       --
  Later than one year but not later than two years........................................                      284       --
                                                                                                              -----        -----
                                                                                                              1,016       --
                                                                                                              -----        -----

SUPERANNUATION COMMITMENTS

    The Company and its controlled entities contribute to various employee defined contribution superannuation funds in accordance with the requirements of the Superannuation Guarantee Administration Act 1992. The contributions are based on a percentage of employee gross salaries. All employees are entitled to benefits on retirement, disability or death.

    The Company and other controlled entities are under no legal obligation to make up any shortfall in the fund's assets to meet payments due to employees.

                        STANLEY MINING SERVICES LIMITED

                        NOTES TO AND FORMING PART OF THE
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

23. DEED OF CROSS GUARANTEE

    Pursuant to an ASC Class Order 95/1530 dated 31 October, 1995, relief was granted to the wholly-owned subsidiaries listed below from the Corporations Law requirements for preparation, audit, and publication of accounts.

    It is a condition of the Class Order that the Company and each of the subsidiaries enter into a Deed of Cross Guarantee. The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up of any of the subsidiaries under certain provisions of the Corporations Law. If a winding up occurs under other provisions of the Law, the Company will only be liable in the event that after six months any creditor has not been paid in full. The subsidiaries have also given similar guarantees in the event that the Company is wound up.

    The Subsidiaries subject to the Deed are:

        Stanmines NL (ACN 009 248 122)

        International Mining Services Pty Ltd (ACN 008 945 471)

    At balance date, the Company and subsidiaries which are a party to the Deed have aggregate assets of $35,606,308 (1995: $25,042,078); aggregate liabilities of $19,673,046 (1995: $10,600,721); and their contribution to the consolidated operating profit after income tax for the year was $3,573,251 (1995:
$2,754,587).

24. PARTICULARS IN RELATION TO CONTROLLED ENTITIES

                                                                                                                       CONTRIBUTION
                                                                                                   BOOK VALUE OF       TO
                                                                                                    EACH PARENT        CONSOLIDATED
                                                                          INTEREST HELD         ENTITY'S INVESTMENT     PROFIT
                                                                                                                       AFTER TAX
                                                         CLASS OF         -------------        ----------------------  ---------
                                              NOTE        SHARES        1996         1995        1996        1995        1996
                                              -----     -----------     -----        -----     ---------     -----     ---------
                                                                          %            %           $           $         $'000
                                                                        -----        -----     ---------     -----     ---------
Stanley Mining Services Limited..........                                                                                  1,766
CONTROLLED ENTITIES
International Mining Services Pty Ltd....          (i)  Ord.......          100          100         100         100       1,807
Stanmines NL.............................          (i)         Ord          100          100           5           5      --
Stanley Exploration & Mining Company
  Ltd....................................         (ii)         Ord          100          100          50          50      --
Stanmines Ghana Ltd......................         (ii)         Ord          100          100          50          50      --
Stanley Mining Services (Tanzania) Ltd...        (iii)         Ord          100          100           4      --          --
                                                                                                                       ---------
                                                                                                                           3,573
                                                                                                                       ---------


                                             1995
                                           ---------
                                             $'000
                                           ---------
Stanley Mining Services Limited..........      2,381
CONTROLLED ENTITIES
International Mining Services Pty Ltd....        475
Stanmines NL.............................         (1)
Stanley Exploration & Mining Company
  Ltd....................................       (494)
Stanmines Ghana Ltd......................     --
Stanley Mining Services (Tanzania) Ltd...     --
                                           ---------
                                               2,361
                                           ---------

NOTES

(i) International Mining Services Pty Ltd and Stanmines NL have each entered into a Deed of Cross Guarantee with Stanley Mining Services in respect of relief granted from specified accounting and financial reporting requirements in accordance with a class order. Refer Note 23.

(ii) Stanley Exploration & Mining Company Ltd and Stanmines Ghana NL were incorporated in and carry on business in Ghana.

                        STANLEY MINING SERVICES LIMITED

                        NOTES TO AND FORMING PART OF THE
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

24. PARTICULARS IN RELATION TO CONTROLLED ENTITIES (CONTINUED)
(iii) Stanley Mining Services(Tanzania) Ltd was incorporated in and carries on business in Tanzania.

25. ACQUISITION/DISPOSAL OF CONTROLLED ENTITIES

    During the year the economic entity ceased to have management control in Equigold (Ghana) Ltd. The economic entity retains its 50% interest in the entity.

26. INVESTMENTS IN ASSOCIATED COMPANIES

EQUITY INFORMATION

    Investments in associated companies are accounted for on a cost basis in the Company Financial Statements and the Consolidated Accounts.

    Information about the investments under the equity accounting method is set out below:

                                                                                                      1996         1995
                                                                                                     A$'000       A$'000
                                                                                                   -----------  -----------
Share of associated companies' operating profit/(loss) and extraordinary items after income
  tax............................................................................................          (5)      --
                                                                                                          ---          ---
Share of associated companies' profits/(losses) not brought to account in the consolidated
  accounts.......................................................................................          (5)      --
                                                                                                          ---          ---
Share of associated companies' accumulated losses................................................          (5)      --
Cost of Investment...............................................................................         495          140
                                                                                                          ---          ---
Equity Accounted Amount of Investment............................................................         490          140
                                                                                                          ---          ---

                                                                                                           INVESTMENT
                                                                                                         CARRYING VALUE
                                                                                   INTEREST
                                                                            ----------------------  ------------------------
                                   PRINCIPLES     PLACE OF      CLASS OF      1996        1995         1996         1995
NAME                               ACTIVITIES      INCORP.        SHARE         %           %          $'000        $'000
---------------------------------  -----------  -------------  -----------  ---------     -----        -----        -----
Equigold (Ghana) Ltd.............  Exploration          Ghana        Ord.          50          50          339          140
Equigold (Cote D'Ivoire) SA......  Exploration  Cote D'Ivoire  Ord.......        42.5      --              156       --
                                                                                                           ---          ---
                                                                                                           495          140
                                                                                                           ---          ---

The balance date of Associated Companies is June 30 1996.

                        STANLEY MINING SERVICES LIMITED

                        NOTES TO AND FORMING PART OF THE
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

27. DIRECTORS' REMUNERATION

                                                                                                            1996         1995
                                                                                                         -----------  -----------
REMUNERATION OF DIRECTORS
The number of Directors of the Company, including Executive Directors, whose income from the Company or related bodies corporate, falls within the following bands:
  $ 10,000-$19,999........................................................................                   --                2
  $ 20,000-$29,999........................................................................                        2       --
  $ 30,000-$39,999........................................................................                   --                1
  $160,000-$169,999.......................................................................                   --                1
  $200,000-$209,999.......................................................................                        1       --
  $210,000-$219,999.......................................................................                        1            1


                                                                                                           A$'000       A$'000
                                                                                                         -----------  -----------
Total income received or due and receivable by all Directors of each entity in the
  economic entity from the Company, related bodies corporate, or controlled entities. ....                      467          444

    The above amounts (including the comparatives) are disclosed in accordance with ASC Class Order 95/741 dated 27 June, 1995. These amounts are disclosed in aggregate as the Directors believe that provision of full particulars would be unreasonable.

    Directors' income includes amounts paid by the Company during the year to indemnify executives, but does not include insurance premiums paid by the Company or related bodies corporate in respect of Directors' and Officers' liabilities insurance contracts as the insurance policies do not specify premiums paid in respect of individual Directors. Details of insurance premiums paid are set out in the Directors Report.

                        STANLEY MINING SERVICES LIMITED

                        NOTES TO AND FORMING PART OF THE
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

28. EXECUTIVES REMUNERATION

                                                                                                            1996         1995
                                                                                                         -----------  -----------
EXECUTIVES INCOME
The income of executives who work wholly or mainly outside Australia is not included in this disclosure.
The number of executive officers of the economic entity whose income from the Company, entities in the economic entity, or related entities falls within the following bands:
  $100,000--$109,999......................................................................                        1       --
  $110,000--$119,999......................................................................                        1            1
  $160,000--$169,999......................................................................                   --                1
  $200,000--$209,999......................................................................                        1       --
  $210,000--$219,999......................................................................                        1            1


                                                                                                           A$'000       A$'000
                                                                                                         -----------  -----------
Total income received, or due and receivable, from the Company, entities in the economic entity, or related entities by executive officers of the economic entity whose income
  exceeds $100,000........................................................................                      641          492

29. RELATED PARTIES

DIRECTORS

    The names of each person holding the position of Director of Stanley Mining Services Limited during the financial year are Messrs M. D. Perrott, R. F. Stanley, L. D. Humfrey, N. Giorgetta, P. E. Huston and T. R. Kestel. Details of Directors' remuneration are set out in Note 27.

    Apart from the details disclosed in this note, no Director has entered into a material contract with the Company or the economic entity since the end of the previous financial year, and there were no material contracts involving Directors' interests subsisting at year end.

    The following transactions with Directors and their Director related entities were conducted on normal commercial terms and conditions no more favourable than those available, or which might reasonably be expected to be available, on similar transactions to non-director related entities on an arm's length basis.

        1. Mr. Stanley and Mr. Kestel are directors of Sierra Bay Pty Ltd which has entered into a contract with the Company. The contract is an agreement to enter into an operating lease with the Company at the completion of construction of an office and workshop complex. Mr. Kestel has no beneficial interest in Sierra Bay Pty Ltd.

        2. Mr. Huston is the Principal in the law firm Huston Partners being the law firm which provided services to the Company.

        3. Mr. Kestel is a director in the accounting firm Nissen Kestel and Harford which supplied accounting and taxation advice to the Company.

                        STANLEY MINING SERVICES LIMITED

                        NOTES TO AND FORMING PART OF THE
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

29. RELATED PARTIES (CONTINUED)
        4. Mr. Perrott is a director in Perrott Management Pty Ltd which has provided management consultancy services to the Company during the year.

    The value of transactions during the year with Directors and their Director related entities were as follows:

                                        CONSOLIDATED
                                    --------------------
               DIRECTOR RELATED       1996       1995
DIRECTOR            ENTITY              $          $
----------  ----------------------  ---------  ---------
P. Huston   Huston Partners            83,256    162,620
R. Kestel   Nissen Kestel &
            Harford                    55,590    154,352
M. Perrott  Perrott Management         84,500     49,000

Amounts payable to Directors and their Director related entities are as follows:

                                        CONSOLIDATED
                                    --------------------
                                      1996       1995
ENTITY                                  $          $
----------                          ---------  ---------
Huston Partners...................     --          7,868
Nissen Kestel and Harford.........     --          7,262
Perrott Management................      7,000      7,000

DIRECTORS HOLDINGS OF SHARES

    The relevant interest of Directors of the reporting entity and their Director related entities in shares of entities within the economic entity at year end are set out below:

                                                           CONSOLIDATED
                                                           NUMBER HELD
                                                       --------------------
                                                         1996       1995
                                                       ---------  ---------
Stanley Mining Services Limited
  $0.20 Ordinary Shares..............................  22,820,388 21,330,703
                                                       ---------  ---------

    WHOLLY OWNED GROUP

    Details of interests in wholly owned controlled entities are set out in Note
24. Details of dealings with these entities are set out below.

TRANSACTIONS WITHIN THE WHOLLY-OWNED GROUP

    Transactions between the Company and related parties in the wholly owned group consisted of:

         i) Sales and purchases of consumables and spares

         ii) Administrative and management services

        iii) Loans to entities in the wholly owned group

                        STANLEY MINING SERVICES LIMITED

                        NOTES TO AND FORMING PART OF THE
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

29. RELATED PARTIES (CONTINUED)
        iv) Loans repaid by entities in the wholly owned group

    Loans between entities within the wholly owned group have no fixed term or repayment schedule. There is no interest charged or receivable.

ASSOCIATED COMPANIES

    Refer to Note 26

30. NOTES TO THE STATEMENTS OF CASH FLOWS

(I) RECONCILIATION OF CASH

    For the purposes of the Statements of Cash Flows, cash includes cash on hand and at bank, net of outstanding bank overdrafts. Cash as at the end of the financial year as shown in the Statements of Cash Flows is reconciled to the related items in the Balance Sheet as follows:

                                                                                                          1996        1995
                                                                                                 NOTE    A$'000      A$'000
                                                                                           -----------  ---------  -----------
Cash.....................................................................................                   1,384       2,407
Bank overdraft...........................................................................          15      (1,321)        (43)
                                                                                                        ---------       -----
                                                                                                               63       2,364
                                                                                                        ---------       -----

(II) RECONCILIATION OF OPERATING PROFIT/(LOSS) AFTER INCOME TAX TO NET CASH PROVIDED BY OPERATING ACTIVITIES

Operating profit after income tax...................................                    3,573        2,361
Add: Items classified as financing/investing:
Finance charges.....................................................                   --                3
Add (less) non-cash items:
  (Profit) loss on sale of investments..............................                       20          (27)
  (Profit) loss on sale of property, plant and equipment............                      (69)        (252)
Depreciation and amortisation.......................................                    2,842        1,734
Foreign exchange losses on withholding tax..........................                      243       --
Exploration expenditure written off.................................                   --              494
Withholding tax written off.........................................                      100       --
                                                                                   -----------       -----
Net cash provided by operating activities before change in assets
  and liabilities...................................................                    6,709        4,313
                                                                                   -----------       -----

                        STANLEY MINING SERVICES LIMITED

                        NOTES TO AND FORMING PART OF THE
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

30. NOTES TO THE STATEMENTS OF CASH FLOWS (CONTINUED)

                                                                                                         1996       1995
                                                                                                        A$'000     A$'000
                                                                                                       ---------  ---------
Change in assets and liabilities during the financial year
  Increase in inventories...............................................................                  (2,085)      (812)
  Increase in other assets..............................................................                    (371)      (406)
  Increase in trade and other debtors...................................................                  (3,955)    (3,102)
  Increase in creditors and accruals....................................................                     506        851
  Increase in income taxes payable......................................................                     749        487
  Amounts set aside to provisions.......................................................                      72        135
                                                                                                       ---------  ---------
  Net cash provided by operating activities.............................................                   1,625      1,466
                                                                                                       ---------  ---------

FINANCING ARRANGEMENTS

    Refer Note 16

31. EVENTS SUBSEQUENT TO BALANCE DATE

    During July, 1996 the Company allotted 11,666,667 ordinary shares of 20 cents each at an issue price of 60 cents per share for cash.

32. EVENTS SUBSEQUENT TO 12 SEPTEMBER 1996

    On 31 October 1996, the Company issued 2,050,799 fully paid ordinary shares of 20 cents each at 65 cents per share in accordance with the Dividend Reinvestment Plan.

    On 25 November 1996, the Company announced a 1:3 Rights Issue of 17,554,439 shares of 20 cents each to fund the purchase of Glindemann & Kitching Pty Ltd. This issue was completed on 21 February 1997.

    On 17 December 1996 the Company acquired 51% of Glindemann & Kitching Pty Ltd effective from 1 October 1996. The remaining 49% will be completed in July 1997.

    On 17 December 1996 the Company made a cash issue of 2,858,000 ordinary shares of 20 cents each at 70 cents per share as part consideration of the acquisition of 51% of Glindemann & Kitching Pty Ltd.

    On 27 February 1997 the Directors resolved to allot 2,000,000 options to employees of the Company at an exercise price of 63 cents each under the terms of the Stanley Mining Services Limited Employee Share Option Plan.

    On 27 February 1997 the 1,000,000 options to employees of the Company at an exercise price of 67 cents, as previously disclosed, lapsed.

    On 27 March 1997, the Company approved the issue of 2,000,000 options to Michael Perrott, the Chairman and Managing Director, at an exercise price of 70 cents each.

                        STANLEY MINING SERVICES LIMITED

                        NOTES TO AND FORMING PART OF THE
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

32. EVENTS SUBSEQUENT TO 12 SEPTEMBER 1996 (CONTINUED)
    On 8 April 1997, the Company announced it had received a notice of a proposed takeover from Layne Christensen Australia Pty Ltd which is a fully owned subsidiary of Layne Christensen Company of Mission Woods, Kansas, USA. The takeover documents were posted to shareholders during May 1997.

33. RECONCILIATION FROM AUSTRALIAN GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

PRINCIPAL DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP

    Financial statements in the United States are prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). In Australia financial statements are prepared in accordance with applicable accounting standards issued by the Australian Accounting Standards Board, the Australian Corporations Law, Schedule 5 to the Corporations Regulations and other mandatory professional reporting requirements (Urgent Issues Consensus Views) collectively referred to as "Australian GAAP." The principle differences between Australian GAAP and US GAAP which are material to the preparation of the consolidated financial statements of the Company are set out below in this note.

(A) MARKETABLE INVESTMENTS SECURITIES

    Under Australian GAAP marketable equity securities held for trading purposes are stated at the lower of aggregate cost or net realisable value. Marketable equity securities held for investment are stated at cost or directors' valuation.

    Under US GAAP Statement of Financial Accounting Standard No. 115 "Accounting for Certain Investments in Debt and Equity Securities ("SFAS 115"), requires investments to be classified into three categories and accounted for as follows: debt securities that the Company has the positive intent and ability to hold to maturity are classified as "held-to-maturity securities" and reported at amortised costs; debt and marketable equity securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading securities" and reported at fair value, with unrealised gains and losses included in earnings; and debt and marketable equity securities not classified as either held-to-maturity securities or trading securities are classified as "available-for-sale securities" and reported at fair value, with unrealised gains and losses excluded from earnings and reported as a separate component of shareholders' equity net of tax effect.

(B) INVESTMENTS IN ASSOCIATES

    Under Australian GAAP investments in associates are initially recorded at cost. Investments in associates may be revalued. Income from investments in associates is recognised only to the extent of dividends received or receivable from post-acquisition profits of the investee.

    Under US GAAP investments in associates are accounted for under the equity method of accounting. The equity method of accounting requires the investor to recognise its proportionate share of the associates' net profit or loss for the period. Dividends received or receivable are accounted for as reductions in the carrying value of the investor's investment.

                        STANLEY MINING SERVICES LIMITED

                        NOTES TO AND FORMING PART OF THE
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

33. RECONCILIATION FROM AUSTRALIAN GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
(C) DEFERRED EXPENDITURE

    SHARE ISSUE EXPENSES

    Under Australian GAAP, costs of raising additional share capital are capitalised and offset against the share premium reserve when the share issue is finalised.

    Under US GAAP a similar treatment is allowed.

    INTERNAL COSTS OF ACQUISITIONS AND BUSINESS COMMENCEMENTS

    Under Australian GAAP the Company capitalises certain internal costs incurred in connection with certain business acquisitions and start up of businesses.

    Under US GAAP the internal costs incurred in connection with certain business acquisitions and business start up are expensed as incurred.

    EXPLORATION EXPENDITURE

    Under Australian GAAP, all exploration expenditure is capitalised to the extent that it is expected to be recouped through successful exploitation of the area or where exploration and evaluation activities have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves and significant activities are continuing.

    Under US GAAP, exploration expenditure in the search for mineralisation deposits is expensed as incurred. Once it is determined that mineral reserves exist and are commercially recoverable future expenditure is capitalised as development expenditure.

(D) ASSET REVALUATIONS

    Under Australian GAAP non-current assets may be revalued both upwards and downwards based on directors' valuations. An upwards revaluation is recorded by a credit to the asset revaluation reserve as a component of shareholders' equity and is not taken through the profit and loss account except where a previous revaluation decrement has been recorded for that class of assets through the profit and loss account. An impairment or downwards revaluation is taken through the profit and loss account except where there is a revaluation reserve for that particular class of assets, in which case the decrement may be debited to that asset revaluation reserve, to the extent a credit exists, rather than the profit and loss account.

    The Company assesses the recoverability of non-current assets by comparing the carrying value to the asset's undiscounted cash flow. To the extent that the asset's carrying value exceeds its undiscounted cash flow, the asset is written down to that amount.

    US GAAP does not permit the upward revaluation of such assets. US GAAP requires that an impairment of long-lived assets be recognised through the profit and loss account. Under US GAAP SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of",

                        STANLEY MINING SERVICES LIMITED

                        NOTES TO AND FORMING PART OF THE
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

33. RECONCILIATION FROM AUSTRALIAN GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED) entities, when assessing an asset for impairment, compare the carrying value of the asset or group of assets to the relevant expected cash flow, undiscounted and without interest. If the sum of the undiscounted cash flow is less than the asset carrying value the asset must be written down to "fair value". One method of determining an asset's fair value, in the absence of an active market, is its discounted cash flow. Once impairment is recorded, subsequent recoveries through the profit and loss account are not allowed until the asset is sold.

    Under Australian GAAP, the Company may pay dividends out of its asset revaluation reserve to the extent that a credit balance exists. Under US GAAP since no asset revaluation reserve exists, all dividends are paid out of retained earnings.

(E) INCOME TAXES

    Under Australian GAAP, income taxes are accounted for in accordance with the liability method which is equivalent in many respects to United States Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109). SFAS 109 requires deferred tax assets and liabilities to be recognised for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets to the extent it is not "more likely than not" that such deferred tax assets will be realised. Under SFAS 109, "more likely than not" is defined as a likelihood of more than 50 percent.

    Under Australian GAAP, deferred tax assets related to temporary differences are brought to account when they are "assured beyond a reasonable doubt" and net operating losses pass a "virtually certain" threshold. The effect of a change in tax rate is recorded in the period the government approves the budget which in financial year 1995 preceded the enactment date under US GAAP. Accordingly, the effect of the increase in the Australian tax rate from 33% to 36% is recognised for US GAAP purposes in fiscal 1996.

    With respect to business combinations accounted for as purchases, under Australian GAAP, differences in the bases of assets and liabilities as a result of purchase price adjustments do not result in the creation of a deferred tax asset or liability at the acquisition date. Under US GAAP, the differences between the assigned values and tax bases of assets and liabilities acquired in such business combinations require the recognition of deferred tax assets and liabilities at the acquisition date.

(F) DIVIDENDS

    Under Australian GAAP, dividends declared subsequent to year end are provided (accrued) for in the financial statements at year end if the declaration date is prior to the date the financial statements are signed. Under US GAAP dividends are recorded in the period declared.

                        STANLEY MINING SERVICES LIMITED

                        NOTES TO AND FORMING PART OF THE
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

33. RECONCILIATION FROM AUSTRALIAN GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
(G) STOCK BASED COMPENSATION

    EMPLOYEE COMPENSATION

    Under Australian GAAP, the issuance of employee stock options does not result in compensation expense. Under US GAAP, entities may account for employee stock compensation either in accordance with APB Opinion 25 "Accounting for Stock Issued to Employees" or Statement of Financial Accounting Standard 123 "Accounting for Stock Based Compensation." APB 25 requires that entities record compensation expense to the extent that the quoted market price of the underlying shares at the defined measurement date is greater than the exercise price to be paid by the employee.

    Alternatively, FAS 123 specifics that compensation costs related to stock based compensation plans shall be based on the estimated fair value of the stock option as at the grant date, with the resulting compensation being recognised over the employee vesting period. The fair value of employee stock options is determined using option pricing models such as the binomial or Black Scholes models. Presently the Company will be following APB 25 for US GAAP purposes. Given stock options granted to date have had an exercise price equal to or greater than the share trading price at date of grant. There is no impact on net income or shareholders' equity.

    NON-EMPLOYEES STOCK OPTIONS

    Under Australian GAAP, the issuance of stock options to non-employees with an exercise price equal to the current market price at date of grant results in no compensation.

    Under US GAAP, the issuance of stock options to non-employees must be accounted for under the fair value method prescribed in SFAS 123 "Accounting for Stock-Based Compensation." The fair value of the options granted will be recorded as expense over their service or vesting period.

                        STANLEY MINING SERVICES LIMITED

                        NOTES TO AND FORMING PART OF THE
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

33. RECONCILIATION FROM AUSTRALIAN GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
(H) PROFIT AND LOSS ACCOUNT

    Under Australian GAAP, the Company has disclosed certain items as "abnormal" in the profit and loss statement in the June 1996 accounts. There is no "abnormal items" category in a US GAAP statement of profit such that these items would be included as operating income.

                                                                                    FOR YEAR ENDED   FOR YEAR ENDED
                                                                                         1996             1995
                                                                                        A$'000           A$'000
                                                                                    ---------------  ---------------
Operating profit after income tax in accordance with Australian GAAP..............         3,573            2,361
Adjustments:
  (Realised) Unrealised gains on trading securities...............................           (26)              26
  Share of associates' net loss consisting of deferred exploration expenditure....          (199)          --
  Deferred exploration expenditure................................................        --                  (41)
  Deferred internal costs of acquisition & business commencements.................          (149)          --
  Depreciation relating to revalued assets........................................            33               34
  Gain on sale of revalued asset..................................................             7           --
  Change in tax rates.............................................................          (156)             156
  Tax effect of US GAAP adjustments...............................................            72               14
                                                                                           -----            -----
  Net profit--US GAAP.............................................................         3,155            2,550
                                                                                           -----            -----

                        STANLEY MINING SERVICES LIMITED

                        NOTES TO AND FORMING PART OF THE
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                   FOR THE YEARS ENDED JUNE 30, 1996 AND 1995

33. RECONCILIATION FROM AUSTRALIAN GENERALLY ACCEPTED ACCOUNTING
PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)

                                                                            AS AT JUNE 30, 1996  AS AT JUNE 30, 1995
                                                                                  A$'000               A$'000
                                                                            -------------------  -------------------
Shareholders equity attributable to members of the parent entity--
  Australian GAAP.........................................................          14,885               12,538
Adjustments:
  Unrealised gains on trading securities..................................          --                       26
  Unrealised gains on available-for-sale securities.......................               9               --
  Share of associates' net loss consisting of deferred exploration
    expenditure...........................................................            (199)              --
  Deferred exploration expenditure........................................            (140)                (140)
  Deferred internal costs of acquisitions & business commencements........            (149)              --
  Asset revaluation reserve...............................................            (142)                  (3)
  Dividend paid from asset revaluation reserve............................            (188)                (188)
  Accumulated depreciation of revalued assets.............................             102                   69
  Gain on sale of revalued asset..........................................               7               --
  Dividend proposed.......................................................           1,910                  701
  Change in tax rates.....................................................          --                      156
  Cumulative tax effect of US GAAP adjustments............................             122                   46
                                                                                    ------               ------
  Shareholders' equity--US GAAP...........................................          16,217               13,205
                                                                                    ------               ------

                        STANLEY MINING SERVICES LIMITED
                  UNAUDITED CONSOLIDATED STATEMENTS OF PROFIT
                           FOR THE NINE MONTHS ENDED
                            MARCH 31, 1997 AND 1996

                                                                                                         1997       1996
                                                                                            NOTE        A$'000     A$'000
                                                                                           ------      ---------  ---------
Sales revenue.........................................................................                    47,237     30,521
Other revenue.........................................................................                     3,416        660
                                                                                                       ---------  ---------
TOTAL OPERATING REVENUE...............................................................                    50,653     31,181
                                                                                                       ---------  ---------
Operating profit before income tax....................................................            2        5,278      3,875
Income tax attributable to operating profit...........................................                     2,061      1,386
                                                                                                       ---------  ---------
OPERATING PROFIT AFTER INCOME TAX.....................................................                     3,217      2,489
Outside equity interests in operating profit..........................................                     1,219     --
                                                                                                       ---------  ---------
OPERATING PROFIT AFTER INCOME TAX ATTRIBUTABLE TO MEMBERS OF THE COMPANY..............                     1,998      2,489
Retained profits at the beginning of the financial period.............................                     5,245      3,582
                                                                                                       ---------  ---------
Retained profits at the end of the financial period...................................                     7,243      6,071
                                                                                                       ---------  ---------
                                                                                                       ---------  ---------

                 See the accompanying notes to and forming part
               of the unaudited consolidated financial statements

                        STANLEY MINING SERVICES LIMITED

                     UNAUDITED CONSOLIDATED BALANCE SHEETS

                         AS OF MARCH 31, 1997 AND 1996

                                                                          NOTE        1997       1996
                                                                                     A$'000     A$'000
                                                                                    ---------  ---------
CURRENT ASSETS
Cash.................................................................           7       4,573        389
Receivables..........................................................                  14,207      9,405
Inventories..........................................................                   8,084      4,542
Other................................................................                     966        432
                                                                                    ---------  ---------
TOTAL CURRENT ASSETS.................................................                  27,830     14,768
                                                                                    ---------  ---------

NON-CURRENT ASSETS
Investments..........................................................                   1,324        104
Property, plant & equipment..........................................                  28,139     14,236
Other................................................................                   1,479        508
                                                                                    ---------  ---------
TOTAL NON-CURRENT ASSETS.............................................                  30,942     14,848
                                                                                    ---------  ---------
TOTAL ASSETS.........................................................                  58,772     29,616
                                                                                    ---------  ---------
                                                                                    ---------  ---------

CURRENT LIABILITIES
Accounts payable.....................................................                   5,599      4,373
Borrowings...........................................................                   1,620      1,348
Provisions...........................................................                   2,821      1,055
                                                                                    ---------  ---------
TOTAL CURRENT LIABILITIES............................................                  10,040      6,776
                                                                                    ---------  ---------

NON-CURRENT LIABILITIES
Borrowings...........................................................                   1,270      4,664
Provisions...........................................................                   4,663      2,604
                                                                                    ---------  ---------
TOTAL NON-CURRENT LIABILITIES........................................                   5,933      7,268
                                                                                    ---------  ---------
TOTAL LIABILITIES....................................................                  15,973     14,044
                                                                                    ---------  ---------
SHAREHOLDERS' EQUITY
Share capital........................................................           5      14,044      7,218
Reserves.............................................................                  13,880      2,283
Retained profits.....................................................                   7,243      6,071
                                                                                    ---------  ---------
TOTAL SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE COMPANY....                  35,167     15,572
Outside equity interests in controlled entities......................                   7,632     --
                                                                                    ---------  ---------
TOTAL SHAREHOLDERS' EQUITY...........................................                  42,799     15,572
                                                                                    ---------  ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY...........................                  58,772     29,616
                                                                                    ---------  ---------
                                                                                    ---------  ---------

                 See the accompanying notes to and forming part
               of the unaudited consolidated financial statements

                        STANLEY MINING SERVICES LIMITED

                       UNAUDITED CONSOLIDATED STATEMENTS
                       OF CHANGES IN SHAREHOLDERS' EQUITY

                           FOR THE NINE MONTHS ENDED
                            MARCH 31, 1997 AND 1996

                                                                                                   1997       1996
                                                                                                  A$'000     A$'000
                                                                                                 ---------  ---------
AUTHORISED CAPITAL
Ordinary shares of 20 cents each...............................................................     50,000     50,000
                                                                                                 ---------  ---------
Opening balance................................................................................      7,218      7,016
Additional shares issued.......................................................................      6,826        202
                                                                                                 ---------  ---------
Total share capital............................................................................     14,044      7,218
                                                                                                 ---------  ---------
RETAINED PROFITS
Retained profits at the beginning of the financial period as stated............................      5,245      3,582
Operating profit after income tax attributable to members of the Company.......................      1,998      2,489
                                                                                                 ---------  ---------
Retained profits at the end of the financial period as stated..................................      7,243      6,071
                                                                                                 ---------  ---------
RESERVES
SHARE PREMIUM RESERVE
Opening balance................................................................................      2,280      1,937
Premium on additional shares issued............................................................     12,285        343
Share placement costs..........................................................................       (827)    --
                                                                                                 ---------  ---------
Closing balance................................................................................     13,738      2,280
                                                                                                 ---------  ---------
ASSET REVALUATION RESERVE
Opening balance................................................................................        142          3
                                                                                                 ---------  ---------
Closing balance................................................................................        142          3
                                                                                                 ---------  ---------
Total reserves.................................................................................     13,880      2,283
                                                                                                 ---------  ---------
TOTAL SHAREHOLDERS' EQUITY ATTRIBUTABLE TO THE MEMBERS OF THE COMPANY..........................     35,167     15,572
                                                                                                 ---------  ---------
OUTSIDE EQUITY INTERESTS IN CONTROLLED ENTITIES................................................      7,632     --
                                                                                                 ---------  ---------
TOTAL SHAREHOLDERS' EQUITY.....................................................................     42,799     15,572
                                                                                                 ---------  ---------

                 See the accompanying notes to and forming part
               of the unaudited consolidated financial statements

                        STANLEY MINING SERVICES LIMITED

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                           FOR THE NINE MONTHS ENDED
                            MARCH 31, 1997 AND 1996

                                                                                                 1997       1996
                                                                                                A $'000    A $'000
                                                                                               ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts in the course of operations....................................................     45,489     27,196
Cash payments in the course of operations....................................................    (40,741)   (24,284)
Income taxes paid............................................................................       (929)      (627)
Withholding taxes paid.......................................................................       (322)      (471)
Interest and other items of a similar nature received........................................        277         71
Interest and other finance costs paid........................................................       (282)      (308)
Dividends received...........................................................................          9     --
                                                                                               ---------  ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES....................................................      3,501      1,577
                                                                                               ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Payment for controlled entity................................................................     (6,057)    --
Cost of acquisition..........................................................................       (361)    --
Proceeds on sale of investments attributable to minority interests...........................      1,372     --
Proceeds on sale of investments..............................................................     --              1
Proceeds on sale of plant and equipment......................................................        182         47
Payments for property, plant and equipment...................................................     (5,257)    (4,398)
Payment for investments......................................................................       (821)        (7)
                                                                                               ---------  ---------
NET CASH USED IN INVESTING ACTIVITIES........................................................    (10,942)    (4,357)
                                                                                               ---------  ---------

                 See the accompanying notes to and forming part
               of the unaudited consolidated financial statements

                        STANLEY MINING SERVICES LIMITED

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                           FOR THE NINE MONTHS ENDED
                            MARCH 31, 1997 AND 1996

                                                                                                    1997       1996
                                                                                         NOTE      A $'000    A $'000
                                                                                       ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid.......................................................................                  (577)      (702)
Proceeds from share issue............................................................                17,777        545
Repayment of borrowings..............................................................               (16,426)       (38)
Proceeds from borrowings.............................................................                 8,506      4,664
Hire purchase payments...............................................................                --         (4,402)
Cost of capital raising..............................................................                  (827)    --
                                                                                                  ---------  ---------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES..................................                 8,453         67
                                                                                                  ---------  ---------
NET INCREASE (DECREASE) IN CASH HELD.................................................                 1,012     (2,713)
CASH AT THE BEGINNING OF THE FINANCIAL PERIOD........................................                    63      2,364
CASH BALANCES IN CONTROLLED ENTITIES ACQUIRED........................................                 1,878     --
                                                                                                  ---------  ---------
CASH AT THE END OF THE FINANCIAL PERIOD..............................................          7      2,953       (349)
                                                                                                  ---------  ---------

                 See the accompanying notes to and forming part
               of the unaudited consolidated financial statements

                        STANLEY MINING SERVICES LIMITED

                   NOTES TO AND FORMING PART OF THE UNAUDITED
                       CONSOLIDATED FINANCIAL STATEMENTS

               FOR THE NINE MONTHS ENDED MARCH 31, 1997 AND 1996

1. BASIS OF PREPARATION OF NINE MONTHS FINANCIAL STATEMENTS

    The general purpose nine months consolidated financial statements have been prepared in accordance with the requirements of the Corporations Law on the basis of Accounting Standard AASB 1029 and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) with the exception of disclosures of the dividend franking account and earnings per share. It is recommended that the nine months financial statements and report be read in conjunction with the 30 June 1996 Annual Financial Statements and Reports and any public announcements by Stanley Mining Services Limited and its controlled entities during the nine months in accordance with continuous disclosure obligations arising under the Corporations Law.

    The accounting policies have been consistently applied by the entities in the economic entity and are consistent with those of the previous financial year.

    The carrying amount of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at the end of the nine months. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value.

    For the purposes of preparing the nine months financial statements, the nine months has been treated as a discrete reporting period.

    A reconciliation of the major differences between these accounts and those applicable under generally accepted accounting principles in the United States ("US GAAP") is included in note 9.

2. OPERATING PROFIT BEFORE INCOME TAX

                                                                                                      1997         1996
                                                                                                     A$'000       A$'000
                                                                                                   -----------  -----------
Operating profit before income tax has been arrived at after including:
Interest received or due and receivable..........................................................         277           71
Interest paid or due and payable (including lease finance charges)...............................         282          308
Depreciation including all forms of amortisation.................................................       3,823        2,000

3. DIVIDENDS

    Stanley Mining Services Limited paid the following dividends in respect of the nine months ended 31 March 1997 and 1996:

    4 cents per share franked to 100% with class "C" (36%) franking credits paid on 31 October 1996. The dividend was provided for at 30 June 1996.

    2 cents per share franked to 72% from profits taxed at 39% being $505,204 and franked to 28% from profit taxed at 39% being $196,393 giving a total dividend of $701,597. The dividend was paid on 1 March, 1996.

                        STANLEY MINING SERVICES LIMITED

                   NOTES TO AND FORMING PART OF THE UNAUDITED
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

               FOR THE NINE MONTHS ENDED MARCH 31, 1997 AND 1996

4. CONTROL GAINED OVER ENTITY

    The economic entity gained control over the following entity during the period:

                                                                                                       CONTRIBUTION
                                                                                                 ------------------------
                                                                                                     (2)
                                                                                                    1997         1996
NAME                                                                              DATE (1)         A$'000       A$'000
----------------------------------------------------------------------------  -----------------  -----------  -----------
Glindemann & Kitching Pty Ltd...............................................   1 October 1996           733       --

------------------------

(1) Date is date control was gained.

(2) Contribution to consolidated profit after tax.

5. SHARE CAPITAL

                                                                                                   1997       1996
                                                                                                  A$'000     A$'000
                                                                                                 ---------  ---------
(a) Authorised capital 250,000,000 shares of $0.20 each........................................     50,000     50,000
                                                                                                 ---------  ---------
(b) Issued capital 70,219,325 ordinary shares of $0.20 each [1996: 36,089,420].................     14,044      7,218
                                                                                                 ---------  ---------
Total..........................................................................................     14,044      7,218
                                                                                                 ---------  ---------

ORDINARY SHARES

    Between 3 July and 16 July 1996 the Company made a cash issue of 11,666,667 ordinary shares of 20 cents each at an issue price of 60 cents to fund expansion of the drilling operations of the Company in Australia and Ghana, and to provide $1.5 million to fund the Company's portion of exploration expenditure on its mining interests in Ghana.

    On 31 October 1996, the Company issued 2,050,799 fully paid ordinary shares of 20 cents each at 65 cents per share in accordance with the Dividend Reinvestment Plan.

    On 17 December 1996 the Company made a cash issue of 2,858,000 ordinary shares of 20 cents each at 70 cents per share as part consideration of the acquisition of 51% of Glindemann & Kitching Pty Ltd.

EMPLOYEE SHARE OPTION PLAN

    On 27 February 1997, the Company issued 2,000,000 options to employees of the Company at an exercise price of 63 cents each under the terms of the Stanley Mining Services Limited Employee Share Option Plan. At 31 March 1997 no options had been exercised.

OPTIONS

    On 27 March 1997, the Company issued 2,000,000 options to Michael Perrott, the Managing Director and Chairman, at an exercise price of 70 cents each in consideration of him entering into a 2 year service agreement as follows:

    1,000,000 options exercisable on after 1 February 1998 and prior to 31 January 2003.

                        STANLEY MINING SERVICES LIMITED

                   NOTES TO AND FORMING PART OF THE UNAUDITED
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

               FOR THE NINE MONTHS ENDED MARCH 31, 1997 AND 1996

5. SHARE CAPITAL (CONTINUED)
    1,000,000 options exercisable on or after 1 February 1999 and prior to 31 January 2003.

RIGHTS ISSUE

    On 21 February 1997, the Company issued 17,554,439 shares at an issue price of 50 cents pursuant to a prospectus dated 20 December 1996. The purpose of the issue was to repay the short term debt facility taken out by the Company to partially fund the Glindemann & Kitching Pty Ltd acquisition and to provide further working capital to the Company.

6. INVESTMENTS IN ASSOCIATED COMPANIES EQUITY INFORMATION

    Investments in associated companies are accounted for on a cost basis in the nine months consolidated financial statements.

    Information about the investments under the equity accounting method is set out below:

                                                                                                      1997         1996
                                                                                                     A$'000       A$'000
                                                                                                   -----------  -----------
Share of associated companies' operating profit (loss) and extra ordinary items after income
  tax............................................................................................      --           --
                                                                                                        -----          ---
Share of associated companies' profits (losses) not brought to account in the consolidated
  accounts.......................................................................................      --           --
                                                                                                        -----          ---
Share of associated companies' accumulated losses................................................          (5)      --
Cost of investment...............................................................................       1,092          208
                                                                                                        -----          ---
Equity accounted amount of investment............................................................       1,087          208
                                                                                                        -----          ---
                                                                                                        -----          ---

                                                                                                        CONSOLIDATED
                                                                                                          INTEREST
                                                                                                ----------------------------
                                                                                   CLASS OF         1997           1996
NAME                                                     PRINCIPAL ACTIVITIES        SHARE            %              %
------------------------------------------------------  -----------------------  -------------  -------------  -------------
Equigold (Ghana) Ltd..................................         Exploration               Ord            50              50
Equigold (Cote D'Ivoire) SA...........................         Exploration               Ord            42.5        --

                        STANLEY MINING SERVICES LIMITED

                   NOTES TO AND FORMING PART OF THE UNAUDITED
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

               FOR THE NINE MONTHS ENDED MARCH 31, 1997 AND 1996

7. NOTES TO THE STATEMENTS OF CASH FLOWS

RECONCILIATION OF CASH

    For the purpose of the Statements of Cash Flows, cash includes cash on hand and at bank, net of outstanding bank overdrafts. Cash as at the end of the financial period as shown in the Statements of Cash Flows are reconciled to the related items in the balance sheets as follows:

                                                                                1997        1996
                                                                               A$'000      A$'000
                                                                              ---------  -----------
Cash........................................................................      4,573         389
Bank overdraft..............................................................     (1,620)       (738)
                                                                              ---------       -----
Totals......................................................................      2,953        (349)
                                                                              ---------       -----

8. EVENTS SUBSEQUENT TO 31 MARCH 1997

TAKEOVER

    On 8 April 1997 the Company announced it had received a notice of a proposed takeover from Layne Christensen Australia Pty Ltd, which is a fully owned subsidiary of Layne Christensen Company of Mission Woods, Kansas, USA. The takeover documents were posted to shareholders during May 1997. On 26 June 1997 the Company announced that the offer had gone unconditional with acceptances at the date of these financial statements of 97% of the issued capital.

9. RECONCILIATION FROM AUSTRALIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

PRINCIPAL DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP

    Financial statements in the United States are prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). In Australia financial statements are prepared in accordance with applicable accounting standards issued by the Australian Accounting Standards Board, the Australian Corporations Law, Schedule 5 to the Corporations Regulations and other mandatory professional reporting requirements (Urgent Issues Consensus Views) collectively referred to as "Australian GAAP." The principal differences between Australian GAAP and US GAAP which are material to the preparation of the consolidated financial statements of the Company are set out below in this note.

(A) MARKETABLE INVESTMENTS SECURITIES

    Under Australian GAAP marketable equity securities held for trading purposes are stated at the lower of aggregate cost or net realisable value. Marketable equity securities held for investment are stated at cost or directors' valuation.

    Under US GAAP Statement of Financial Accounting Standard No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), requires investments to be classified into three

                        STANLEY MINING SERVICES LIMITED

                   NOTES TO AND FORMING PART OF THE UNAUDITED
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

               FOR THE NINE MONTHS ENDED MARCH 31, 1997 AND 1996

9. RECONCILIATION FROM AUSTRALIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
categories and accounted for as follows: debt securities that the Company has the positive intent and ability to hold to maturity are classified as "held-to-maturity securities" and reported at amortised cost; debt and marketable equity securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading securities" and reported at fair value, with unrealised gains and losses included in earnings; and debt and marketable equity securities not classified as either held-to-maturity securities or trading securities are classified as "available-for-sale securities" and reported at fair value, with unrealised gains and losses excluded from earnings and reported as a separate component of shareholders' equity net of tax effect.

(B) INVESTMENTS IN ASSOCIATES

    Under Australian GAAP investments in associates are initially recorded at cost. Investments in associates may be revalued. Income from investments in associates is recognised only to the extent of dividends received or receivable from post-acquisition profits of the investee. The Company expensed a portion of these costs in the period ending 31 March 1997.

    Under US GAAP investments in associates are accounted for under the equity method of accounting. The equity method of accounting requires the investor to recognise its proportionate share of the associates' net profit or loss for the period. Dividends received or receivable are accounted for as reductions in the carrying value of the investor's investment.

(C) DEFERRED EXPENDITURE

    SHARE ISSUE EXPENSES

    Under Australian GAAP, costs of raising additional share capital are capitalised and offset against the share premium reserve when the share issue is finalised.

    Under US GAAP a similar treatment is allowed.

    INTERNAL COSTS OF ACQUISITIONS AND BUSINESS COMMENCEMENTS

    Under Australian GAAP the Company capitalises certain internal costs incurred in connection with certain business acquisitions and start up of businesses. In the nine months ended 31 March 1997, the Company expensed a portion of previously deferred start-up and business acquisition costs.

    Under US GAAP the internal costs incurred in connection with certain business acquisitions and business start up are expensed as incurred.

    EXPLORATION EXPENDITURE

    Under Australian GAAP, all exploration expenditure is capitalised to the extent that it is expected to be recouped through successful exploitation of the area or where exploration and evaluation activities have

                        STANLEY MINING SERVICES LIMITED

                   NOTES TO AND FORMING PART OF THE UNAUDITED
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

               FOR THE NINE MONTHS ENDED MARCH 31, 1997 AND 1996

9. RECONCILIATION FROM AUSTRALIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves and significant activities are continuing.

    Under US GAAP, exploration expenditure in the search for mineralisation deposits is expensed as incurred. Once it is determined that mineral reserves exist and are commercially recoverable future expenditure is capitalised as development expenditure.

(D) ASSET REVALUATIONS

    Under Australian GAAP non-current assets may be revalued both upwards and downwards based on directors' valuations. An upwards revaluation is recorded by a credit to the asset revaluation reserve as a component of shareholders' equity and is not taken through the profit and loss account except where a previous revaluation decrement has been recorded for that class of assets through the profit and loss account. An impairment or downwards revaluation is taken through the profit and loss account except where there is a revaluation reserve for that particular class of assets, in which case the decrement may be debited to that asset revaluation reserve, to the extent a credit exists, rather than the profit and loss account.

    The Company assesses the recoverability of non-current assets by comparing the carrying value to the asset's undiscounted cash flow. To the extent that the asset's carrying value exceeds its undiscounted cash flow, the asset is written down to that amount.

    US GAAP does not permit the upward revaluation of such assets. US GAAP requires that an impairment of long-lived assets be recognised through the profit and loss account. Under US GAAP SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," entities, when assessing an asset for impairment, compare the carrying value of the asset or group of assets to the relevant expected cash flow, undiscounted and without interest. If the sum of the undiscounted cash flow is less than the asset carrying value the asset must be written down to "fair value." One method of determining an asset's fair value, in the absence of an active market, is its discounted cash flow. Once impairment is recorded, subsequent recoveries through the profit and loss account are not allowed until the asset is sold.

(E) INCOME TAXES

    Under Australian GAAP, income taxes are accounted for in accordance with the liability method which is equivalent in many respects to United States Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires deferred tax assets and liabilities to be recognised for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets to the extent it is not "more likely than not" that

                        STANLEY MINING SERVICES LIMITED

                   NOTES TO AND FORMING PART OF THE UNAUDITED
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

               FOR THE NINE MONTHS ENDED MARCH 31, 1997 AND 1996

9. RECONCILIATION FROM AUSTRALIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
such deferred tax assets will be realised. Under SFAS 109, "more likely than not" is defined as a likelihood of more than 50 percent.

    Under Australian GAAP, deferred tax assets related to temporary differences are brought to account when they are "assured beyond a reasonable doubt" and net operating losses pass a "virtually certain" threshold. The effect of a change in tax rate is recorded in the period the government approves the budget which in financial year 1995 proceeded the enactment date under US GAAP. Accordingly, the effect of the increase in the Australian tax rate from 33% to 36% is recognised for US GAAP purposes in fiscal 1996.

    With respect to business combinations accounted for as purchases, under Australian GAAP, differences in the bases of assets and liabilities as a result of purchase price adjustments do not result in the creation of a deferred tax asset or liability at the acquisition date. Under US GAAP, the differences between the assigned values and tax bases of assets and liabilities acquired in such business combinations require the recognition of deferred tax assets and liabilities at the acquisition date.

(F) DIVIDENDS

    Under Australian GAAP, dividends declared subsequent to year end are provided (accrued) for in the financial statements at year end if the declaration date is prior to the date the financial statements are signed. Under US GAAP dividends are recorded in the period declared.

(G) STOCK BASED COMPENSATION

    EMPLOYEE COMPENSATION

    Under Australian GAAP, the issuance of employee stock options does not result in compensation expense. Under US GAAP, entities may account for employee stock compensation either in accordance with APB Opinion 25 "Accounting for Stock Issued to Employees" or Statement of Financial Accounting Standard 123 "Accounting for Stock Based Compensation." APB 25 requires that entities record compensation expense to the extent that the quoted market price of the underlying shares at the defined measurement date is greater than the exercise price to be paid by the employee.

    Alternatively, FAS 123 specifics that compensation costs related to stock based compensation plans shall be based on the estimated fair value of the stock option as at the grant date, with the resulting compensation being recognised over the employee vesting period. The fair value of employee stock options is determined using option pricing models such as the binomial or Black Scholes models. Presently the Company will be following APB 25 for US GAAP purposes. Given stock options granted to date have had an exercise price equal to or greater than the share trading price at date of grant. There is no impact on net income or shareholders' equity.

                        STANLEY MINING SERVICES LIMITED

                   NOTES TO AND FORMING PART OF THE UNAUDITED
                 CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

               FOR THE NINE MONTHS ENDED MARCH 31, 1997 AND 1996

9. RECONCILIATION FROM AUSTRALIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
    NON-EMPLOYEES STOCK OPTIONS

    Under Australian GAAP, the issuance of stock options to non-employees with an exercise price equal to the current market price at date of grant results in no compensation.

    Under US GAAP, the issuance of stock options to non-employees must be accounted for under the fair value method prescribed in SFAS 123 "Accounting for Stock-Based Compensation." The fair value of the options granted will be recorded as expense over their service or vesting period. There have been no non-employee stock options issued.

                                                                                                   1997       1996
                                                                                                  A$'000     A$'000
                                                                                                 ---------  ---------
Operating profit after income tax in accordance with Australian GAAP...........................      3,217      2,489
Adjustments:
    Unrealised gains on trading securities.....................................................         --         45
    Share of associates' net loss consisting of deferred exploration expenditure...............       (442)       (68)
    Deferred internal costs of acquisition and business commencements..........................         19     --
    Depreciation relating to revalued assets...................................................         24         26
    Gain on sale of revalued assets............................................................     --              7
    Change in tax rates........................................................................     --           (156)
    Tax effect of US GAAP adjustments..........................................................        159         16
                                                                                                 ---------  ---------
Operating profit after income tax--US GAAP.....................................................      2,977      2,359
                                                                                                 ---------  ---------
Shareholders' equity attributable to members of the parent entity:
Australian GAAP................................................................................     35,167     15,572
Adjustments:
    Unrealised gains on trading securities.....................................................     --             70
    Unrealised gains on available-for-sales securities.........................................          1          5
    Share of associates' net loss consisting of deferred exploration expenditure...............       (641)       (68)
    Deferred exploration expenditure...........................................................       (140)      (140)
    Deferred internal costs of acquisition and business commencements..........................       (130)    --
    Asset revaluation reserve..................................................................       (142)        (3)
    Dividend paid from asset revaluation reserve...............................................       (188)      (188)
    Accumulated depreciation of revalued assets................................................        126         95
    Gain on sale of revalued asset.............................................................          7          7
    Cumulative tax effect of US GAAP adjustments...............................................        281         75
                                                                                                 ---------  ---------
Shareholders' equity attributable to members of the parent entity--US GAAP.....................     34,341     15,425
                                                                                                 ---------  ---------

                         REPORT OF INDEPENDENT AUDITORS

To the members of Glindemann & Kitching Pty Ltd:

    We have audited the accompanying balance sheet of Glindemann & Kitching Pty Ltd as of June 30, 1996, and the related statement of profit, statement of changes in shareholders' equity and statement of cash flows for the year ended June 30, 1996, all expressed in Australian dollars. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in Australia which do not differ in any significant respect from auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 1996 and the results of its operations and its cash flows for the year ended June 30, 1996, in conformity with accounting principles generally accepted in Australia.

    Generally accepted accounting principles in Australia vary in certain significant respects from accounting principles generally accepted in the United States. The application of United States generally accepted accounting principles would have affected the results of operations for the year ended June 30, 1996 and shareholders' equity as of June 30, 1996, to the extent summarised in Note 19 to the financial statements.

KPMG
CHARTERED ACCOUNTANTS
PERTH, WESTERN AUSTRALIA

Dated: June 17, 1997

                         GLINDEMANN & KITCHING PTY LTD

                              STATEMENT OF PROFIT

                        FOR THE YEAR ENDED JUNE 30, 1996

                                                                                                      NOTE        A$'000
                                                                                                     ------      ---------
Sales revenue...................................................................................                    22,755
Other revenue...................................................................................                       294
                                                                                                                 ---------
TOTAL OPERATING REVENUE.........................................................................            2       23,049
                                                                                                                 ---------

Operating profit before abnormal item & income tax..............................................            2(a)     3,612
Abnormal item...................................................................................            2(b)      (982)
Operating profit before income tax..............................................................                     2,630
Income tax attributable to operating profit.....................................................            4         (964)
                                                                                                                 ---------
OPERATING PROFIT AFTER TAX......................................................................                     1,666
                                                                                                                 ---------
                                                                                                                 ---------

  See the accompanying notes to and forming part of the financial statements.

                         GLINDEMANN & KITCHING PTY LTD

                                 BALANCE SHEET

                              AS OF JUNE 30, 1996

                                                                                                     NOTE       A$'000
                                                                                                  -----------  ---------
CURRENT ASSETS
  Cash..........................................................................................                   1,963
  Receivables...................................................................................           5       4,077
  Inventories...................................................................................           6         420
  Investments...................................................................................           7         932
  Other.........................................................................................           8         118
                                                                                                               ---------
TOTAL CURRENT ASSETS............................................................................                   7,510
                                                                                                               ---------
NON-CURRENT ASSETS
  Property, plant and equipment.................................................................           9       3,113
  Other.........................................................................................          10         182
                                                                                                               ---------
TOTAL NON-CURRENT ASSETS........................................................................                   3,295
TOTAL ASSETS....................................................................................                  10,805
                                                                                                               ---------
                                                                                                               ---------
CURRENT LIABILITIES
  Creditors and borrowings......................................................................          11       4,244
  Provisions....................................................................................          12       1,263
                                                                                                               ---------
TOTAL CURRENT LIABILITIES.......................................................................                   5,507
                                                                                                               ---------
TOTAL LIABILITIES...............................................................................                   5,507
                                                                                                               ---------
                                                                                                               ---------
SHAREHOLDERS' EQUITY
  Share capital.................................................................................          13           2
  Reserves......................................................................................          14         382
  Retained profits..............................................................................                   4,914
                                                                                                               ---------
TOTAL SHAREHOLDERS' EQUITY......................................................................                   5,298
                                                                                                               ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY......................................................                  10,805
                                                                                                               ---------
                                                                                                               ---------

  See the accompanying notes to and forming part of the financial statements.

                         GLINDEMANN & KITCHING PTY LTD

                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                        FOR THE YEAR ENDED JUNE 30, 1996

                                                                                        ASSET       CAPITAL
                                                                           SHARE     REVALUATION    PROFITS     RETAINED
                                                                          CAPITAL      RESERVE      RESERVE     PROFITS
                                                                        -----------  -----------  -----------  ----------
                                                                                     (DOLLARS IN THOUSANDS)
Balance at June 30, 1995..............................................   A$      2    A$    337    A$     45   A$   3,568
Dividend..............................................................      --           --           --             (320)
Net earnings..........................................................      --           --           --            1,666
                                                                             -----   -----------  -----------  ----------
Balance at June 30, 1996..............................................   A$      2    A$    337    A$     45   A$   4,914
                                                                             -----   -----------  -----------  ----------
                                                                             -----   -----------  -----------  ----------

  See the accompanying notes to and forming part of the financial statements.

                         GLINDEMANN & KITCHING PTY LTD

                            STATEMENT OF CASH FLOWS

                        FOR THE YEAR ENDED JUNE 30, 1996

                                                                                                     NOTE       A$'000
                                                                                                    ------     ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts in the course of operations......................................................                   22,008
Cash payments in the course of operations......................................................                  (19,551)
Dividends received.............................................................................                       28
Interest and other items of a similar nature received..........................................                      167
Interest and other finance costs paid..........................................................                     (158)
Income taxes paid..............................................................................                   (1,908)
                                                                                                               ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES......................................................         18(ii)       586
                                                                                                               ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Payment for purchases of property, plant and equipment.........................................                     (826)
Payments for investments.......................................................................                     (309)
Proceeds from sale of investments..............................................................                       70
Proceeds from the sale of fixed assets.........................................................                       29
                                                                                                               ---------
NET CASH USED IN INVESTING ACTIVITIES..........................................................                   (1,036)
                                                                                                               ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of borrowings........................................................................                     (393)
Dividends paid.................................................................................                     (320)
                                                                                                               ---------
NET CASH USED IN FINANCING ACTIVITIES..........................................................                     (713)
                                                                                                               ---------
NET DECREASE IN CASH HELD......................................................................                   (1,163)
CASH AT THE BEGINNING OF THE FINANCIAL PERIOD..................................................                    1,863
                                                                                                               ---------
CASH AT THE END OF THE FINANCIAL PERIOD........................................................         18(i)        700
                                                                                                               ---------

  See the accompanying notes to and forming part of the financial statements.

                         GLINDEMANN & KITCHING PTY LTD

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

                        FOR THE YEAR ENDED JUNE 30, 1996

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

    The significant policies which have been adopted by the Company in the preparation of these financial statements are:

(A) BASIS OF PREPARATION

    The financial statements are a general purpose financial report which have been drawn up in accordance with Accounting Standards, Urgent Issues Group Consensus Views, the provisions of Schedule 5 to the Corporations Regulations and the requirements the Corporations Law. They have been prepared on the basis of historical costs and except where stated do not take into account changing money values or current valuations of non-current assets. The accounting policies have been consistently applied by the Company and except where there is a change in accounting policy, are consistent with those of the previous year.

    A reconciliation of the major differences between these accounts and those applicable under generally accepted accounting principles in the United States ("US GAAP") is included in note 19.

(B) REVENUE RECOGNITION

    SALES REVENUE

    Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products or services to entities outside the Company. Sales revenue is recognised when earned and the fee in respect of services provided is receivable.

    INTEREST INCOME

    Interest income is recognised as it accrues.

    ASSET SALES

    The gross proceeds of asset sales are included as other revenue of the Company. The profit or loss on disposal of assets is brought to account at the date an unconditional contract of sale is signed.

    OTHER REVENUE

    Revenue recognition policies for investments are described in Note 1(e).

(C) INCOME TAX

    The company adopts the liability method of tax effect accounting.

    Income tax expense is calculated on operating profit adjusted for permanent differences between taxable and accounting income. The tax effect of timing differences which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the balance sheet as a future income tax benefit or a provision for deferred income tax.

    Future income tax benefits are brought to account as realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to tax losses are brought to account when their realisation is virtually certain.

                         GLINDEMANN & KITCHING PTY LTD

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

                  FOR THE YEAR ENDED JUNE 30, 1996 (CONTINUED)

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(D) NON-CURRENT ASSETS

    The carrying amounts of all non-current assets are reviewed at least annually to determine whether they are in excess of their recoverable amount. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower value.

    In assessing recoverable amounts the relevant cash flows have not been discounted to their present value, except where specifically stated.

(E) INVESTMENTS

    OTHER COMPANIES

    Investments in other companies are carried at cost. No recognition for fluctuations in the market value of these investments is brought to account. Dividends are brought to account as they are received.

(F) INVENTORIES

    Drilling supplies and consumables held at the Company's store and workshop at year end are valued at cost (calculated on the first-in first-out basis). Once these drilling supplies and consumables are issued to the Company's drill rigs, they are expensed to the profit and loss account.

(G) PROPERTY, PLANT AND EQUIPMENT

    ACQUISITION

    Items of property, plant and equipment are initially recorded at cost and depreciated as outlined below.

    The cost of property, plant and equipment constructed by the Company includes the cost of materials and direct labour and an appropriate proportion of fixed and variable overheads.

    DEPRECIATION AND AMORTISATION

    Property, plant and equipment, including buildings and leasehold property but excluding freehold land, are depreciated/amortised over their estimated useful lives.

    Assets are depreciated or amortised from the date of first use.

(H) EMPLOYEE ENTITLEMENTS

    WAGES, SALARIES, ANNUAL LEAVE AND SICK LEAVE

    The provisions for employee entitlements to wages, salaries, annual leave and sick leave represents the amount which the Company has a present obligation to pay resulting from employees' services provided up to the balance date. The provisions have been calculated at nominal amounts based on current wage and salary rates and includes related on-costs.

                         GLINDEMANN & KITCHING PTY LTD

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

                  FOR THE YEAR ENDED JUNE 30, 1996 (CONTINUED)

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    LONG SERVICE LEAVE

    The liability for employee's entitlement to long service leave represents the present value of the estimated future cash outflows to be made by the employer resulting from employees' services provided up to the balance date.

    Liabilities for employee entitlements which are not expected to be settled within twelve months are discounted using the rates attaching to national government securities at balance date, which most closely match the terms of maturity of the related liabilities.

    In determining the liability for employee entitlements, consideration has been given to future increases in wage and salary rates, and the company's experience with staff departures. Related on-costs have also been included in the liability.

    SUPERANNUATION

    The Company contributes to a superannuation fund on behalf of employees in accordance with the requirements of the Superannuation Guarantee Administration Act 1992. The contributions are charged against income as they are made.

(I) EXPLORATION EXPENDITURE

    The company expenses all exploration expenditure when incurred.

                         GLINDEMANN & KITCHING PTY LTD

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

                  FOR THE YEAR ENDED JUNE 30, 1996 (CONTINUED)

2. OPERATING PROFIT BEFORE INCOME TAX

    (a) Operating profit has been arrived at after including:

                                                              A$'000
                                                              -------
Sales revenue...............................................   22,755
Interest received or due and receivable.....................      167
Dividends received..........................................       28
Gross proceeds from the sale of non-current assets..........       29
Gross proceeds from the sale of investments.................       70
                                                              -------
Total operating revenue.....................................   23,049
                                                              -------
                                                              -------
OPERATING EXPENSES
Interest paid or due and payable to:
    Related party...........................................      158
Depreciation................................................      713
Amounts set aside to provision for:
      Employee entitlements.................................       28

SALES OF NON-CURRENT ASSETS

Profit on sales of property, plant and equipment............       25
Loss on sales of investments................................       (1)

(b) Abnormal Item
  Oil exploration expenditure...............................     (982)
  Income tax effect.........................................      354
                                                              -------
                                                                 (628)
                                                              -------
                                                              -------

3. DIVIDENDS

    Dividends provided for or paid by the Company are:

                                                              A$'000
                                                              -------
A final class 'A' dividend of $320,000 franked to 100% was
declared on 21 February 1996................................      320
                                                              -------
                                                              -------

                         GLINDEMANN & KITCHING PTY LTD

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

                  FOR THE YEAR ENDED JUNE 30, 1996 (CONTINUED)

                                                              A$'000
                                                              -------

4. TAXATION

INCOME TAX EXPENSE
Prima facie income tax expense calculated at 36% on the
operating profit............................................      947
Increase in income tax expense due to non tax deductible
items:
  Depreciation of buildings.................................        4
  Entertainment expenses....................................       22

Decrease in income tax expense due to non tax assessable
items:
  Dividends.................................................        9
                                                              -------
Income tax expense on operating profit......................      964
                                                              -------
                                                              -------
Total income tax expense is made up of:
  Current income tax provision..............................      972
  Future income tax benefit.................................       (8)
                                                              -------
                                                                  964
                                                              -------
                                                              -------

5. RECEIVABLES

Trade debtors...............................................    3,946
Other debtors...............................................      131
                                                              -------
                                                                4,077
                                                              -------
                                                              -------

6. INVENTORIES

Raw materials and stores--at cost...........................      172
Finished goods--at cost.....................................      248
                                                              -------
                                                                  420
                                                              -------
                                                              -------

7. INVESTMENTS

Shares in other corporations--at cost.......................      932
                                                              -------
                                                              -------

    Quoted market value of shares in other corporations $1,325,450.

    The amount of capital gains tax that would be payable if the quoted shares in other corporations were sold at balance date at the disclosed market value should not exceed $141,750.

8. OTHER CURRENT ASSETS

                                                              A$'000
                                                              -------
Prepayments.................................................      118
                                                              -------
                                                              -------

                         GLINDEMANN & KITCHING PTY LTD

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

                  FOR THE YEAR ENDED JUNE 30, 1996 (CONTINUED)

                                                              A$'000
                                                              -------

9. PROPERTY, PLANT AND EQUIPMENT

Freehold land--at directors' valuation 1988.................      207
Buildings
  --at cost.................................................       84
  --Accumulated depreciation................................       (5)
                                                              -------
                                                                   79
  --at directors' valuation 1988............................      300
  --Accumulated depreciation................................      (63)
                                                              -------
                                                                  237
Total Land and Buildings....................................      523
                                                              -------
                                                              -------
Plant and equipment
  --at cost.................................................    5,189
  --Accumulated depreciation................................   (2,669)
                                                              -------
                                                                2,520
                                                              -------
                                                              -------
Construction in progress....................................       70
                                                              -------
                                                              -------
Total property, plant and equipment.........................    3,113
                                                              -------
                                                              -------

    The directors' valuation of freehold land and buildings were based on the assessment of the current market value of freehold land and buildings and was carried out at 30 June 1988.

10. OTHER NON-CURRENT ASSETS

Future income tax benefit...................................................        182
                                                                              ---------
                                                                              ---------

11. CREDITORS AND BORROWINGS

                                                                                                  A$'000
                                                                                                 ---------
Bank overdraft.................................................................................      1,263
Trade creditors and accruals...................................................................        872
Loan from shareholders.........................................................................      2,109
                                                                                                 ---------
                                                                                                     4,244
                                                                                                 ---------
                                                                                                 ---------

12. PROVISIONS

Employee entitlements.......................................................        505
Income tax..................................................................        758
                                                                              ---------
                                                                                  1,263
                                                                              ---------
                                                                              ---------

                         GLINDEMANN & KITCHING PTY LTD

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE YEAR ENDED JUNE 30, 1996 (CONTINUED)

13. SHARE CAPITAL

AUTHORISED CAPITAL

1,000,000 shares of $1 each.................................................      1,000
                                                                              ---------
                                                                              ---------
ISSUED CAPITAL

1,500 Ordinary shares of $1 each............................................          2
1 'A' Class share of $1.....................................................     --
1 'B' Class share of $1.....................................................     --
                                                                              ---------
                                                                                      2
                                                                              ---------
                                                                              ---------

14. RESERVES

Fixed asset revaluation.....................................................        337
Capital profits.............................................................         45
                                                                              ---------
                                                                                    382
                                                                              ---------
                                                                              ---------

15. SEGMENT INFORMATION

    Glindemann & Kitching Pty Ltd operates in the drilling industry in Western Australia.

16. RELATED PARTIES

DIRECTORS

    The names of each person holding the position of director of Glindemann & Kitching Pty Ltd during the financial year are R. W. Aird and W. Unger.

    Details of directors' remuneration, superannuation and retirement payments are set out in Note 16.

DIRECTORS' INCOME

    The number of directors of the Company whose income, from the Company or related bodies Corporate falls within the following bands.

                                                                                       1996
                                                                                     ---------

$130,000-$139,999                                                                            2

                                                                                     A $  '000

Total income received, or due and receivable by all directors of the Company from
  the Company or related bodies corporate..........................................        278

DIRECTORS' HOLDINGS OF SHARES

    The directors hold 100% of the issued capital of the Company as follows:

                         GLINDEMANN & KITCHING PTY LTD

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE YEAR ENDED JUNE 30, 1996 (CONTINUED)

16. RELATED PARTIES (CONTINUED)
    ZELMAN PTY LTD (a company associated with Mr. Unger)

    750 Ordinary shares

    1 'B' Class share

    R.W. AIRD (AS TRUSTEE FOR THE AIRD TRUST)

    750 Ordinary shares

    1 'A' Class share

                                                                                                  A $'000
                                                                                                 ---------
LOANS FROM DIRECTORS

Zelman Pty Ltd.................................................................................      1,054
(a company associated with Mr. Unger)
R. W. Aird.....................................................................................      1,055
(as trustee for the Aird Trust)
                                                                                                 ---------
                                                                                                     2,109
                                                                                                 ---------
                                                                                                 ---------

    The Company recognised $157,748 of interest expense in the year ended 30 June 1996 on the above loans.

17. EVENTS SUBSEQUENT TO BALANCE DATE

    On 17 December 1996, Stanley Mining Services Limited acquired 51% of the Company with effect from 1 October 1996. The remaining 49% will be acquired on 1 July 1997. As a result of the acquisition, Stanley Mining Services Limited appointed three directors to the Company.

18. NOTES TO THE STATEMENT OF CASH FLOWS

(i) RECONCILIATION OF CASH

    For the purpose of the Statement of Cash Flows, cash includes cash on hand and at bank net of all outstanding bank overdrafts. Cash as at the end of the financial period as shown in the Statement of Cash Flows is reconciled to the related items in the balance sheet as follows:

Cash........................................................................      1,963
Bank overdraft..............................................................     (1,263)
                                                                              ---------
                                                                                    700
                                                                              ---------
                                                                              ---------

                         GLINDEMANN & KITCHING PTY LTD

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE YEAR ENDED JUNE 30, 1996 (CONTINUED)

18. NOTES TO THE STATEMENT OF CASH FLOWS (CONTINUED)
(ii) RECONCILIATION OF OPERATING PROFIT AFTER INCOME TAX TO NET CASH PROVIDED BY OPERATING ACTIVITIES

                                                                                        A $'000
                                                                                       ---------
Operating profit after income tax....................................................      1,666
LESS ITEM CLASSIFIED AS INVESTING ACTIVITY:
Profit on sale of non-current assets.................................................        (24)
ADD NON-CASH ITEMS
Depreciation.........................................................................        713
                                                                                       ---------
Net cash provided by operating activities before changes in assets and liabilities...      2,355
Changes in assets and liabilities:
Increase in prepayments..............................................................       (118)
Increase in receivables..............................................................       (747)
Decrease in inventories..............................................................         98
Increase in deferred tax benefit.....................................................         (8)
Decrease in trade creditors and accruals.............................................        (83)
Decrease in income tax payable.......................................................       (936)
Increase in provisions for employee entitlements.....................................         25
                                                                                       ---------
Net cash provided by operating activities............................................        586
                                                                                       ---------
                                                                                       ---------

19. RECONCILIATION FROM AUSTRALIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

PRINCIPAL DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP

    Financial statements in the United States are prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). In Australia statutory financial statements are prepared in accordance with applicable accounting standards issued by the Australian Accounting Standards Board, the Australian Corporations Law, Schedule 5 to the Corporations Regulations and other mandatory professional reporting requirements (Urgent Issues Consensus Views) collectively referred to as "Australian GAAP". The principle differences between Australian GAAP and US GAAP which are material to the preparation of the financial statements of the Company are set out below in this note.

(A) MARKETABLE INVESTMENT SECURITIES

    Under Australian GAAP marketable equity securities available for sale are stated at cost.

    Under US GAAP Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), requires investments to be classified into three categories and accounted for as follows: debt securities that the Company has the positive intent and ability to hold to maturity are classified as "held-to-maturity securities" and reported at amortised costs: debt and marketable equity securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading securities" and reported at fair value, with unrealised gains and losses included in earnings: and debt and marketable equity securities not classified as either held-to-maturity securities or trading securities are classified as "available-for-sale securities" and reported at fair value,

                         GLINDEMANN & KITCHING PTY LTD

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE YEAR ENDED JUNE 30, 1996 (CONTINUED)

19. RECONCILIATION FROM AUSTRALIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
with unrealised gains and losses excluded from earnings and reported as a separate component of shareholders' equity, net of tax.

(B) ASSET REVALUATIONS

    Under Australian GAAP non-current assets may be revalued both upwards and downwards based on directors' valuations. An upwards revaluation is recorded by a credit to the asset revaluation reserve as a component of shareholders' equity and is not taken through the profit and loss account except where a previous revaluation decrement has been recorded for that class of assets through the profit and loss account. An impairment or downwards revaluation is taken through the profit and loss account except where there is a revaluation reserve for that particular class of assets, in which case the decrement may be debited to that asset revaluation reserve, to the extent a credit exists, rather than the profit and loss account.

    The Company assesses the recoverability of non-current assets by comparing the carrying value to the asset's undiscounted cash flow. To the extent that the asset carrying value exceeds its undiscounted cash flow the asset is written down to that amount.

    US GAAP does not permit the upward revaluation of such assets. US GAAP requires that an impairment of long-lived assets be recognised through the profit and loss account. Under US GAAP SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," entities, when assessing an asset for impairment, compare the carrying value of the asset or group of assets to the relevant expected cash flow, undiscounted and without interest. If the sum of the undiscounted cash flow is less than the asset carrying value the asset must be written down to "fair value." One method of determining an asset's fair value, in the absence of an active market, is its discounted cash flow. Once impairment is recorded, subsequent recoveries through the profit and loss account are not allowed until the asset is sold.

(C) INCOME TAXES

    Under Australian GAAP, income taxes are accounted for in accordance with the liability method which is equivalent in many aspects to United States Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS
109). SFAS 109 requires deferred tax assets and liabilities to be recognised for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets to the extent it is not "more likely than not" that such deferred tax assets will be realised. Under SFAS 109, "more likely than not" is defined as a likelihood of more than 50 percent.

    Under Australian GAAP, deferred tax assets related to temporary differences are brought to account when they are "assured beyond a reasonable doubt" and net operating losses pass a "virtually certain" threshold. The effect of a change in the tax rate is recorded in the period the government approves the budget which in fiscal year 1995 preceded the enactment date under US GAAP. Accordingly, the effect of

                         GLINDEMANN & KITCHING PTY LTD

             NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                  FOR THE YEAR ENDED JUNE 30, 1996 (CONTINUED)

19. RECONCILIATION FROM AUSTRALIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
the increase in the Australian tax rate from 33 percent to 36 percent is recognised for US GAAP in the current year.

    With respect to business combinations accounted for as purchases, under Australian GAAP, differences in the bases of assets and liabilities as a result of purchase price adjustments do not result in the creation of a deferred tax asset or liability at the acquisition date. Under US GAAP, the differences between the assigned values and tax bases of assets and liabilities acquired in such business combinations require the recognition of deferred tax assets and liabilities at the acquisition date.

(D) CAPITAL PROFITS RESERVE

    Under Australian GAAP, the company transfers profits on sale of revalued assets out of the asset revaluation reserve to the capital profits reserve.

    Under US GAAP the amount shown in capital profits reserve would have been reflected in the Statement of Profit in the year the fixed asset was sold and be included in Retained Earnings. This adjustment has no net impact on shareholders' equity.

(E) PROFIT AND LOSS ACCOUNT

    Under Australian GAAP, the Company has disclosed certain items as "abnormal" in the statement of profit in the June 1996 accounts, There is no "abnormal item" category in a US GAAP statement of profit such that these items would be included in operating income.

                                                                                                 A $'000
                                                                                                ---------
Operating profit after income tax in accordance with Australian GAAP..........................      1,666
Adjustments:
  Depreciation relating to revalued assets....................................................          6
  Change in tax rates.........................................................................        (14)
                                                                                                ---------
Net profit--US GAAP...........................................................................      1,658
                                                                                                ---------


                                                                                                 A $'000
                                                                                                ---------
Shareholders' equity in accordance with Australian GAAP.......................................      5,298
Adjustments:
  Unrealised gains on available-for-sale securities...........................................        393
  Accumulated depreciation of revalued assets.................................................         48
  Asset revaluation reserve...................................................................       (337)
                                                                                                ---------
Shareholders' equity--US GAAP.................................................................      5,402
                                                                                                ---------

                         GLINDEMANN & KITCHING PTY LTD

                         UNAUDITED STATEMENTS OF PROFIT

                           FOR THE NINE MONTHS ENDED
                            MARCH 31, 1997 AND 1996

                                                                                                         1997       1996
                                                                                            NOTE        A$'000     A$'000
                                                                                           ------      ---------  ---------
Sales revenue.........................................................................                    19,555     16,436
Other revenue.........................................................................                     1,531        262
                                                                                                       ---------  ---------
TOTAL OPERATING REVENUE...............................................................                    21,086     16,698
                                                                                                       ---------  ---------

OPERATING PROFIT BEFORE INCOME TAX....................................................            3        3,671      2,371
Income tax attributable to operating profit...........................................                     1,459        873
                                                                                                       ---------  ---------
OPERATING PROFIT AFTER INCOME TAX.....................................................                     2,212      1,498

Profit on abnormal items..............................................................            4          943     --
Income tax attributable to profit on abnormal items...................................                       337     --
                                                                                                       ---------  ---------
                                                                                                             606     --

OPERATING PROFIT AND ABNORMAL ITEMS AFTER INCOME TAX..................................                     2,818      1,498
                                                                                                       ---------  ---------
                                                                                                       ---------  ---------

                 See the accompanying notes to and forming part
                     of the unaudited financial statements.

                         GLINDEMANN & KITCHING PTY LTD

                            UNAUDITED BALANCE SHEETS

                         AS OF MARCH 31, 1997 AND 1996

                                                                                                         1997       1996
                                                                                            NOTE        A$'000     A$'000
                                                                                           ------      ---------  ---------
CURRENT ASSETS
Cash..................................................................................                     1,957      2,764
Receivables...........................................................................                     6,761      3,048
Inventories...........................................................................                     1,605        732
                                                                                                       ---------  ---------
TOTAL CURRENT ASSETS..................................................................                    10,323      6,544
                                                                                                       ---------  ---------
NON-CURRENT ASSETS
Investments...........................................................................                       224        917
Property, plant and equipment.........................................................                     9,176      3,204
Other.................................................................................                       287        165
                                                                                                       ---------  ---------
TOTAL NON-CURRENT ASSETS..............................................................                     9,687      4,286
                                                                                                       ---------  ---------
TOTAL ASSETS..........................................................................                    20,010     10,830
                                                                                                       ---------  ---------

CURRENT LIABILITIES
Accounts payable......................................................................                     2,310      4,341
Provisions............................................................................                     2,199      1,359
                                                                                                       ---------  ---------
TOTAL CURRENT LIABILITIES.............................................................                     4,509      5,700
                                                                                                       ---------  ---------

NON-CURRENT LIABILITIES
Provisons.............................................................................                       181     --
                                                                                                       ---------  ---------
TOTAL NON-CURRENT LIABILITIES.........................................................                       181     --
                                                                                                       ---------  ---------
TOTAL LIABILITIES.....................................................................                     4,690      5,700
                                                                                                       ---------  ---------

SHAREHOLDERS' EQUITY
Share capital.........................................................................            5            3          2
Reserves..............................................................................                    13,642        382
Retained profits......................................................................                     1,675      4,746
                                                                                                       ---------  ---------
TOTAL SHAREHOLDERS' EQUITY............................................................                    15,320      5,130
                                                                                                       ---------  ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY............................................                    20,010     10,830
                                                                                                       ---------  ---------
                                                                                                       ---------  ---------

                 See the accompanying notes to and forming part
                     of the unaudited financial statements.

                         GLINDEMANN & KITCHING PTY LTD

                       UNAUDITED STATEMENTS OF CHANGES IN
                              SHAREHOLDERS' EQUITY

                           FOR THE NINE MONTHS ENDED
                            MARCH 31, 1997 AND 1996

                                                                                                          1997        1996
                                                                                             NOTE        A$'000      A$'000
                                                                                            ------      ---------  -----------
AUTHORISED CAPITAL
Ordinary shares of $1 each.............................................................                     1,000       1,000
                                                                                                        ---------       -----
Opening balance........................................................................                         2           2
Additional shares issued...............................................................                         1      --
                                                                                                        ---------       -----
Total share capital....................................................................                         3           2
                                                                                                        ---------       -----
RETAINED PROFITS
Retained profits at the beginning of the period as stated..............................                     4,914       3,568
Dividend provided for or paid..........................................................            6       (6,057)       (320)
Operating profit and abnormal items after income tax...................................                     2,818       1,498
                                                                                                        ---------       -----
Retained profits at the end of the period as stated....................................                     1,675       4,746
                                                                                                        ---------       -----
RESERVES
SHARE PREMIUM RESERVE
Opening balance........................................................................                    --          --
Premium on additional shares issued....................................................                     6,600      --
                                                                                                        ---------       -----
Closing balance........................................................................                     6,600      --
                                                                                                        ---------       -----
ASSET REVALUATION RESERVE
Opening balance........................................................................                       337         337
Revaluation of property, plant and equipment...........................................                     6,660      --
                                                                                                        ---------       -----
Closing balance........................................................................                     6,997         337
                                                                                                        ---------       -----
CAPITAL PROFITS RESERVE
Opening balance........................................................................                        45          45
                                                                                                        ---------       -----
Closing balance........................................................................                        45          45
                                                                                                        ---------       -----
TOTAL SHAREHOLDERS' EQUITY.............................................................                    15,320       5,130
                                                                                                        ---------       -----

                 See the accompanying notes to and forming part
                     of the unaudited financial statements.

                         GLINDEMANN & KITCHING PTY LTD

                       UNAUDITED STATEMENTS OF CASH FLOWS
                           FOR THE NINE MONTHS ENDED
                            MARCH 31, 1997 AND 1996

                                                                                                     1997       1996
                                                                                            NOTE    A$'000     A$'000
                                                                                      -----------  ---------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts in the course of operations...........................................                  19,434     16,720
Cash payments in the course of operations...........................................                 (14,350)   (13,738)
Income taxes paid...................................................................                  (1,001)    (1,694)
Interest and other items of a similar nature received...............................                     145        141
Interest and other finance costs paid...............................................                     (67)      (122)
Dividends received..................................................................                      14         26
                                                                                                   ---------  ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES...........................................         7(b)      4,175      1,333
                                                                                                   ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds on sale of plant and equipment.............................................                  --             26
Payments for property, plant and equipment..........................................                    (796)      (730)
Payment for investments.............................................................                    (224)      (280)
Proceeds from sale of investments...................................................                   1,372         69
Loans to shareholders...............................................................                  (2,563)    --
                                                                                                   ---------  ---------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES.................................                  (2,211)      (915)
                                                                                                   ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of shares.......................................................                   6,601     --
Repayment of borrowing..............................................................                  (2,109)    --
Dividends paid......................................................................                  (6,057)      (320)
                                                                                                   ---------  ---------
NET CASH USED IN FINANCING ACTIVITIES...............................................                  (1,565)      (320)
                                                                                                   ---------  ---------
NET INCREASE IN CASH HELD...........................................................                     399         98
CASH AT THE BEGINNING OF THE FINANCIAL PERIOD.......................................                     700      1,864
                                                                                                   ---------  ---------
CASH AT THE END OF THE FINANCIAL PERIOD.............................................         7(a)      1,099      1,962
                                                                                                   ---------  ---------

                 See the accompanying notes to and forming part
                     of the unaudited financial statements.

                         GLINDEMANN & KITCHING PTY LTD
                        NOTES TO AND FORMING PART OF THE
            UNAUDITED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
                            MARCH 31, 1997 AND 1996

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

    The general purpose nine months financial statements have been prepared in accordance with the requirements of the Corporations Law on the basis of Accounting Standard 1029 and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) with the exception of disclosures of the dividend franking account and earnings per share. It is recommended that the nine months financial statements and report be read in conjunction with the 30 June 1996 Annual Financial Statements and Reports and any public announcements by Glindemann & Kitching Pty Ltd during the nine months in accordance with continuous disclosure obligations arising under the Corporations Law.

    The accounting policies have been consistently applied by the Company and are consistent with those of the previous financial statements except as detailed in note 2.

    The carrying amount of non-current assets are reviewed to determine whether they are in excess of their recoverable amount at the end of the nine months. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. In assessing recoverable amounts the relevant cash flows have not been discounted to their present value.

    For purpose of preparing the nine months financial statements, the nine months has been treated as a discrete reporting period.

    A reconciliation of the major differences between these accounts and those applicable under generally accepted accounting principles in the United States ("US GAAP") is included in note 8.

2. CHANGE IN ACCOUNTING POLICY

    (A)  INVENTORIES

    The Company adopted a policy from 1 January 1997, of valuing drilling consumables at the lower of cost and net realisable value.

    Previously the Company expensed consumables as incurred.

    The Directors adopted the policy to ensure consumables were treated consistently throughout the Stanley Mining Services Limited Economic Entity.

    The financial effect of the change in policy is an increase in inventories of $501,714 and an increase in profit after taxation of $322,097.

3. OPERATING PROFIT BEFORE INCOME TAX

                                                                                                      1997         1996
                                                                                                     A$'000       A$'000
                                                                                                   -----------  -----------
    Operating profit before income tax has been arrived at after including:
    Interest received or due and receivable......................................................         145          141
    Interest paid or due and payable (including lease finance charges)...........................          67          122
    Depreciation including all forms of amortisation.............................................       1,001          521
    Profit/Loss on sale of non-current assets....................................................          13          (10)

                         GLINDEMANN & KITCHING PTY LTD
                        NOTES TO AND FORMING PART OF THE
            UNAUDITED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
                      MARCH 31, 1997 AND 1996 (CONTINUED)

4. ABNORMAL ITEMS

    Profit on sale of securities.................................................................         441       --
    Applicable tax effect........................................................................        (156)      --
    Inventory brought to account.................................................................         502       --
    Applicable tax effect........................................................................        (181)      --
                                                                                                        -----        -----
                                                                                                          606       --
                                                                                                        -----        -----


5. SHARE CAPITAL

    Authorised capital 1,000,000 shares of $1 each...............................................       1,000        1,000
                                                                                                        -----        -----
    Issued capital 3,065 (1996: 1,502) ordinary shares of $1 each................................           3            2
                                                                                                        -----        -----
    Total........................................................................................           3            2
                                                                                                        -----        -----

6. DIVIDENDS

    Glindemann & Kitching Pty Ltd paid a final ordinary
      dividend of $4,032 per share, franked to 100%, with
      Class C (36%) franking credits on 30 September
      1996.......................................................................................       6,057       --
                                                                                                        -----        -----
                                                                                                        -----        -----

    A final Class "A" dividend of $320,000 franked to 100% was declared on 21 February 1996......      --              320
                                                                                                        -----        -----
                                                                                                        -----        -----

7. NOTES TO THE STATEMENT OF CASH FLOWS

(A) RECONCILIATION OF CASH

    For the purpose of the Statements of Cash Flows, cash includes cash on hand and at bank, net of outstanding bank overdrafts. Cash as at the end of the period as shown in the Statements of Cash Flows is reconciled to the related items in the balance sheet as follows:

                                                                                  1997         1996
                                                                                 A$'000       A$'000
                                                                               -----------  -----------
Cash.........................................................................       1,957        2,764
Bank overdraft...............................................................        (858)        (802)
                                                                                    -----        -----
Total........................................................................       1,099        1,962
                                                                                    -----        -----

                         GLINDEMANN & KITCHING PTY LTD
                        NOTES TO AND FORMING PART OF THE
            UNAUDITED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
                      MARCH 31, 1997 AND 1996 (CONTINUED)

7. NOTES TO THE STATEMENT OF CASH FLOWS (CONTINUED)
(B) RECONCILIATION OF OPERATING PROFIT AFTER INCOME TAX TO NET CASH PROVIDED BY OPERATING ACTIVITIES

                                                                                  1997         1996
                                                                                 A$'000       A$'000
                                                                               -----------  -----------
Operating profit after income tax............................................       2,818        1,498
Less item classified as investing activity:
Profit on sale of non-current assets.........................................        (428)         (23)
Add non-cash items:
Depreciation.................................................................       1,001          521
                                                                                    -----        -----
Net cash provided by operating activities before changes in assets and
  liabilities................................................................       3,391        1,996

Changes in assets and liabilities
Decrease in prepayments......................................................         118       --
Increase (decrease) in receivables...........................................        (121)         284
Increase in inventories......................................................        (782)        (214)
Decrease in deferred tax benefit.............................................          76            9
Increase in trade creditors and accruals.....................................         580           80
Increase (decrease) in income tax payable....................................         539         (831)
Increase in provisions.......................................................         374            9
                                                                                    -----        -----
Net cash provided by operating activities....................................       4,175        1,333
                                                                                    -----        -----
                                                                                    -----        -----

8. RECONCILIATION FROM AUSTRALIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

PRINCIPAL DIFFERENCES BETWEEN AUSTRALIAN GAAP AND US GAAP

    Financial statements in the United States are prepared in accordance with US GAAP. In Australia statutory financial statements are prepared in accordance with applicable accounting standards issued by the Australian Accounting Standards Board, the Australian Corporations Law, Schedule 5 to the Corporations Regulations and other mandatory professional reporting requirements (Urgent Issues Consensus Views) collectively referred to as "Australian GAAP." The principal differences between Australian GAAP and US GAAP which are material to the preparation of the financial statements of the Company are set out below in this note.

(A) MARKETABLE INVESTMENT SECURITIES

    Under Australian GAAP, marketable equity securities available for sale are stated at cost.

    Under US GAAP, Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115") requires investments to be classified into three categories and accounted for as follows: debt securities that the Company has the positive intent and ability to hold to maturity are classified as "held-to-maturity securities" and reported at amortized cost; debt and

                         GLINDEMANN & KITCHING PTY LTD
                        NOTES TO AND FORMING PART OF THE
            UNAUDITED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
                      MARCH 31, 1997 AND 1996 (CONTINUED)

8. RECONCILIATION FROM AUSTRALIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
  TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED) marketable equity securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading securities" and reported at fair value, with unrealised gains and losses included in earnings; and debt and marketable equity securities not classified as either held-to-maturity securities or trading securities are classified as "available-for-sale securities" and reported at fair value, with unrealised gains and losses excluded from earnings and reported as a separate component of shareholders' equity, net of tax.

(B) ASSET REVALUATIONS

    Under Australian GAAP non-current assets may be revalued both upwards and downwards based on directors' valuations. An upwards revaluation is recorded by a credit to the asset revaluation reserve as a component of shareholders' equity and is not taken through the profit and loss account except where a previous revaluation decrement has been recorded for that class of assets through the profit and loss account. An impairment or downwards revaluation is taken through the profit and loss account except where there is a revaluation reserve for that particular class of assets, in which case the decrement may be debited to that asset revaluation reserve, to the extent a credit exists, rather than the profit and loss account.

    The Company assesses the recoverability of non-current assets by comparing the carrying value to the asset's undiscounted cash flow. To the extent that the asset carrying value exceeds its undiscounted cash flow the asset is written down to that amount.

    US GAAP does not permit the upward revaluation of such assets. US GAAP requires that an impairment of long-lived assets be recognised through the profit and loss account. Under US GAAP SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," entities, when assessing an asset for impairment, compare the carrying value of the asset or group of assets to the relevant expected cash flow, undiscounted and without interest. If the sum of the undiscounted cash flow is less than the asset carrying value the asset must be written down to "fair value." One method of determining an asset's fair value, in the absence of an active market, is its discounted cash flow. Once impairment is recorded, subsequent recoveries through the profit and loss account are not allowed until the asset is sold.

(C) INCOME TAXES

    Under Australian GAAP, income taxes are accounted for in accordance with the liability method which is equivalent in many aspects to United States Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS
109). SFAS 109 requires deferred tax assets and liabilities to be recognised for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets to the extent it is not "more likely than not" that such deferred tax assets will be realised. Under SFAS 109, "more likely than not" is defined as a likelihood of more than 50 percent.

                         GLINDEMANN & KITCHING PTY LTD
                        NOTES TO AND FORMING PART OF THE
            UNAUDITED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED
                      MARCH 31, 1997 AND 1996 (CONTINUED)

8. RECONCILIATION FROM AUSTRALIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
  TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONTINUED)
    Under Australian GAAP, deferred tax assets related to temporary differences are brought to account when they are "assured beyond a reasonable doubt" and net operating losses pass a "virtually certain" threshold.

    With respect to business combinations accounted for as purchases, under Australian GAAP, differences in the bases of assets and liabilities as a result of purchase price adjustments do not result in the creation of a deferred tax asset or liability at the acquisition date. Under US GAAP, the differences between the assigned values and tax bases of assets and liabilities acquired in such business combinations require the recognition of deferred tax assets and liabilities at the acquisition date.

(D) CAPITAL PROFITS RESERVE

    Under Australian GAAP, the Company transfers profits on sale of revalued assets out of the asset revaluation reserve to the capital profits reserve.

    Under US GAAP the amount shown in capital profits reserve would have been reflected in the Statement of Profit in the half-year the fixed asset was sold and be included in Retained Earnings. This adjustment has no net impact on shareholders' equity.

(E) PROFIT AND LOSS ACCOUNT

    Under Australian GAAP the Company has disclosed certain items as "abnormal" in the Statement of Profit in the March 1997 Accounts. There is no "abnormal item" category in a US GAAP Statement of Profit such that these items would be included in operating income.

                                                                               1997       1996
                                                                              A $'000    A $'000
                                                                             ---------  ---------
Operating profit after income tax in accordance with Australian GAAP.......      2,818      1,498
Adjustments:
Depreciation relating to revalued assets...................................        340          4
Change in tax rates........................................................     --            (14)
                                                                             ---------  ---------
Net profit--US GAAP........................................................      3,158      1,488
                                                                             ---------  ---------

Shareholders' equity in accordance with Australian GAAP....................     15,320      5,130
Adjustments:
Unrealised profit on available-for-sale securities.........................          1        157
Accumulated depreciation of revalued assets................................        403         47
Asset revaluation reserve..................................................     (6,997)      (337)
                                                                             ---------  ---------
Shareholders' equity--US GAAP..............................................      8,727      4,997
                                                                             ---------  ---------

No person has been authorized to give any information or to make any representation in connection with this offering other than those contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by Layne Christensen, any Selling Stockholder or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy by anyone in any jurisdiction in which such offer to sell or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.
                            ------------------------

                               TABLE OF CONTENTS


                                                                            Page
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    7
The Stanley Acquisition...................................................   11
Use of Proceeds...........................................................   16
Price Range of Common Stock...............................................   16
Dividend Policy...........................................................   16
Capitalization............................................................   17
Selected Consolidated Financial Data......................................   18
Unaudited Pro Forma Consolidated Financial Statements.....................   19
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   27
Business..................................................................   34
Management................................................................   47
Principal and Selling Stockholders........................................   49
Description of Capital Stock..............................................   52
Underwriting..............................................................   54
Legal Matters.............................................................   55
Experts...................................................................   55
Available Information.....................................................   55
Incorporation of Certain Documents by Reference...........................   56
Index to Consolidated Financial Statements................................  F-1


                                5,000,000 SHARES

                                     [LOGO]
                               LAYNE CHRISTENSEN
                                    COMPANY
                                  COMMON STOCK

                               -----------------
                              P R O S P E C T U S
                               -----------------

                               PIPER JAFFRAY INC.

                            DILLON, READ & CO. INC.

                                        , 1997

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The expenses to be paid by the Company in connection with the distribution of the securities being registered are as set forth in the following table:

Securities and Exchange Commission Fee............................  $  37,463
NASD Filing Fee...................................................     12,863
Nasdaq National Market Listing Fee................................     17,500
*Legal Fees and Expenses..........................................    250,000
*Accounting Fees and Expenses.....................................    100,000
*Printing Expenses................................................    200,000
*Blue Sky Fees and Expenses.......................................      5,000
*Registrar and Transfer Agent Fees and
  Expenses........................................................     10,000
*Miscellaneous....................................................     67,174

*Total............................................................  $ 700,000

------------------------

       *Estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    (a) Section 145 of the General Corporation Law of Delaware (the "DGCL") (i) gives Delaware corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are made parties by reason of being or having been such directors or officers, including expenses relating to liabilities under the Securities Act, subject to specified conditions and exclusions, (ii) gives a director or officer who successfully defends an action the right to be so indemnified, and (iii) authorizes the Company to buy directors' and officers' liability insurance. Such indemnification is not exclusive of any other rights to which those indemnified may be entitled under any by-laws, agreement, vote of the stockholders or otherwise.

    (b) The Company's Bylaws provide that the Company shall indemnify officers and directors of the Company to the fullest extent permitted by and in the manner permissible under the DGCL.

    (c) In accordance with Section 102(b)(7) of the DGCL, the Company's Restated Certificate of Incorporation provides that directors shall not be personally liable for monetary damages for breaches of their fiduciary duty as directors except for (i) breaches of their duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (iii) under Section 174 of the DGCL (unlawful payment of dividends) or (iv) transactions from which a director derives an improper personal benefit.

    (d) The Company has obtained directors and officers liability insurance for each of its directors and executive officers which (subject to certain limits and deductibles) (i) insures such persons against loss arising from certain claims made against them by reason of such persons being a director or officer, and (ii) insures the Company against loss which it may be required or permitted to pay as indemnification due such persons for certain claims. Such insurance may provide coverage for certain matters as to which the Company may not be permitted by law to provide indemnification.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES



A. EXHIBITS

     1.1   Form of Purchase Agreement.
     2.1   Offer by Layne Christensen Australia Pty Limited to Acquire All of Your Fully Paid
           Ordinary Shares in Stanley Mining Services Limited.+
     2.2   Part A Statement Relating to Proposed Offers by Layne Christensen Australia Pty
           Limited for All Fully Paid Shares in Stanley Mining Services Limited.**+
     2.3   Stanley Mining Services Limited Part B Statement in Relation to the Takeover Offers
           by Layne Christensen Australia Pty Ltd.**+
     4.1   Restated Certificate of Incorporation of the Company (filed with the Company's
           Annual Report on Form 10-K for the fiscal year ended January 31, 1996 (File No.
           0-20578) as Exhibit 3(1) and incorporated herein by reference).
     4.2   Bylaws of the Company (filed with Amendment No. 2 to the Company's Registration
           Statement (File No. 33-48432) as Exhibit 3(2) and incorporated herein by reference).
     4.3   Specimen Common Stock Certificate (filed with Amendment No. 3 to the Company's
           Registration Statement (File No. 33-42432) as Exhibit 4(1) and incorporated herein by reference).
     5.1   Opinion of Latham & Watkins.+
    10.1   Tax Liability Indemnification Agreement between the Company and The Marley Company
           (filed with Amendment No. 3 to the Company's Registration Statement (File No.
           33-48432) as Exhibit 10(2) and incorporated herein by reference).
    10.2   Lease Agreement between the Company and Parkway Partners, L.L.C. dated December 21,
           1994 (filed with the Company's Annual Report on Form 10-K for the fiscal year ended
           January 31, 1995 (File No. 0-20578) as Exhibit 10(2) and incorporated herein by reference).
   10.2.1  First Modification & Ratification of Lease, dated as of February 26, 1996, between
           Parkway Partners, L.L.C. and the Company (filed with the Company's Annual Report on
           Form 10-K for the fiscal year ended January 31, 1996 (File No. 0-20578) as Exhibit
           10(2.1) and incorporated herein by reference).
    10.3   Form of The Layne Capital Accumulation Plan and Trust Agreement (filed with the
           Company's Registration Statement (File No. 33-48432) as Exhibit 10(5) and
           incorporated herein by reference).
    10.4   Layne, Inc. 1992 Stock Option Plan (filed with Amendment No. 3 to the Company's
           Registration Statement (File No. 33-48432) as Exhibit 10(6) and incorporated herein by reference).
    10.5   Form of Stock Option Agreement between the Company and management of the Company
           (filed with Amendment No. 3 to the Company's Registration Statement (File No.
           33-48432) as Exhibit 10(7) and incorporated herein by reference).
    10.6   Form of Non Qualified Stock Option Agreement (Spin-Off Options) between the Company and Robert J. Dineen (filed with Amendment No. 3 to the Company's Registration
           Statement (File No. 33-48432) as Exhibit 10(9) and incorporated herein by reference).
    10.7   Insurance Liability Indemnity Agreement between the Company and The Marley Company
           (filed with Amendment No. 3 to the Company's Registration Statement (File No.
           33-48432) as Exhibit 10(10) and incorporated herein by reference).
    10.8   Form of the Layne, Inc. Executive Incentive Compensation Plan (filed with the
           Company's Form 10-Q for the quarterly period ended July 31, 1994 (File No. 0-20578)
           as Exhibit 10(2) and incorporated herein by reference).
    10.9   Agreement between The Marley Company and the Company relating to tradename (filed with Amendment No. 2 to the Company's Registration Statement (File No. 33-48432) as
           Exhibit 10(12) and incorporated herein by reference).

    10.10  Form of Subscription Agreement for management of the Company (filed with Amendment
           No. 3 to the Company's Registration Statement (File No. 33-48432) as Exhibit 10(16)
           and incorporated herein by reference).
    10.11  Form of Subscription Agreement between the Company and Robert J. Dineen (filed with
           Amendment No. 3 to the Company's Registration Statement (File No. 33-48432) as
           Exhibit 10(17) and incorporated herein by reference).
    10.12  New Credit Agreement.*
    10.13  Letter Agreement between Andrew B. Schmitt and the Company dated October 12, 1993
           (filed with the Company's Annual Report on Form 10-K for the transition period from
           May 1, 1993 to January 31, 1994 (File No. 0-20578) as Exhibit 10(17) and
           incorporated herein by reference).
    10.14  Note Agreement, dated as of March 15, 1996, between the Company and Massachusetts
           Mutual Life Insurance Company ("Purchaser") for the issuance and sale to Purchaser of $25,000,000 aggregate principal amount of 6.75% Senior Notes due March 15, 2006
           (filed with the Company's Annual Report on Form 10-K for the fiscal year ended
           January 31, 1996 (File No. 0-20578), as Exhibit 10(14) and incorporated herein by reference).
    10.15  Amendment to Note Agreement, dated as of July 25, 1997, between the Company and
           Massachusetts Mutual Life Insurance Company.*
    10.16  Form of Incentive Stock Option Agreement between the Company and management of the
           Company (filed with the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1996 (File No. 0-20578), as Exhibit 10(15) and incorporated herein by reference).
    10.17  Severance Agreement, dated July 3, 1995, between Christensen Boyles Corporation, a wholly owned subsidiary of the Company, and Eric R. Despain (filed with the
           Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1996
           (File No. 0-20578), as Exhibit 10(16) and incorporated herein by reference).
    10.18  Registration Rights Agreement, dated as of November 30, 1995, between the Company and Marley Holdings, L.P. (filed with the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1996 (File No. 0-20578), as Exhibit 10(17) and
           incorporated herein by this reference).
    10.19  Stockholders Agreement, dated as of December 28, 1995, among the Company, Marley
           Holdings, L.P., Greylock Investments Limited Partnership and certain other stockholders of the Company identified therein (filed with the Company's Annual
           Report on Form 10-K for the fiscal year ended January 31, 1996 (File No. 0-20578), as Exhibit 10(18) and incorporated herein by reference).
    11.1   Statement regarding Computation of Per Share Earnings.+
    23.1   Consent of Deloitte & Touche LLP.
    23.2   Consent of KPMG.
    23.3   Consent of Latham & Watkins (included in Exhibit 5.1).
    24     Powers of Attorney.+
    27     Financial Data Schedules (filed with the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1997 (File No. 0-20578) and the Company's
           Quarterly Report on Form 10-Q for the quarter ended April 30, 1997 (File No.
           0-20578)).

B. FINANCIAL STATEMENT SCHEDULES

           SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS.


------------------------

 *  To be filed by amendment.

** Omits certain attachments. The Company will furnish supplementally a copy of any omitted attachment to the Commission upon request.

 +  Previously filed.

ITEM 17. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective. (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mission Woods, State of Kansas, on July 25, 1997.


                                LAYNE CHRISTENSEN COMPANY

                                BY               /S/ KENT B. MAGILL
                                     -----------------------------------------
                                                   Kent B. Magill
                                        VICE PRESIDENT, GENERAL COUNSEL AND
                                                     SECRETARY

    Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by each of the following persons in the capacities and on the dates indicated:


                  SIGNATURE                                          TITLE                             DATE
---------------------------------------------  -------------------------------------------------  ---------------

                      *
    ------------------------------------       President, Chief Executive Officer and Director     July 25, 1997
              Andrew B. Schmitt                  (Principal Executive Officer)

                      *                        Vice President--Finance and Treasurer (Principal
    ------------------------------------         Financial Officer and Principal Accounting        July 25, 1997
               Jerry W. Fanska                   Officer)

                      *
    ------------------------------------       Director                                            July 25, 1997
              Robert J. Dineen

                      *
    ------------------------------------       Director                                            July 25, 1997
              Edward A. Gilhuly

                      *
    ------------------------------------       Director                                            July 25, 1997
               Todd A. Fisher

                      *
    ------------------------------------       Director                                            July 25, 1997
              Donald K. Miller


*By:     /s/ KENT B. MAGILL
      -------------------------
           Kent B. Magill
          ATTORNEY-IN-FACT

                                                                     SCHEDULE II



                   LAYNE CHRISTENSEN COMPANY AND SUBSIDIARIES



                       VALUATION AND QUALIFYING ACCOUNTS



                           (IN THOUSANDS OF DOLLARS)



                                                                             ADDITIONS
                                                                      -----------------------
                                                         BALANCE AT   CHARGED TO   CHARGED TO                           BALANCE AT
                                                         BEGINNING    COSTS AND      OTHER                                END OF
DESCRIPTION                                              OF PERIOD     EXPENSES     ACCOUNTS    DEDUCTIONS   OTHER        PERIOD
-------------------------------------------------------  ----------   ----------   ----------   ----------   ------    ------------
Allowance for customer receivables
 Fiscal year ended January 31, 1995....................    $  241        530          122           (546)                $  347
                                                         ----------                                                      ------
                                                         ----------                                                      ------
 Fiscal year ended January 31, 1996....................    $  347        731          187           (668)       290(a)   $  887
                                                         ----------                                                      ------
                                                         ----------                                                      ------
 Fiscal year ended January 31, 1997....................    $  887        902          695         (1,512)        30(b)   $1,002
                                                         ----------                                                      ------
                                                         ----------                                                      ------

Reserves for Inventories
 Fiscal year ended January 31, 1995....................    $  606        774                        (365)                $1,015
                                                         ----------                                                      ------
                                                         ----------                                                      ------
 Fiscal year ended January 31, 1996....................    $1,015         34                        (342)     2,384(a)   $3,091
                                                         ----------                                                      ------
                                                         ----------                                                      ------
 Fiscal year ended January 31, 1997....................    $3,091        939                      (2,033)                $1,997
                                                         ----------                                                      ------
                                                         ----------                                                      ------



(a) Represents reserves recorded in connection with CBC Merger in December 1995. See Note 2 to the Consolidated Financial Statements.



(b) Represents reserves recorded in connection with dissolution of investment in domestic affiliate. See Note 12 to the Consolidated Financial Statements.

                                 EXHIBIT INDEX


1.1        Form of Purchase Agreement.

2.1        Offer by Layne Christensen Australia Pty Limited to Acquire All of Your Fully Paid
           Ordinary Shares in Stanley Mining Services Limited.+

2.2        Part A Statement Relating to Proposed Offers by Layne Christensen Australia Pty
           Limited for All Fully Paid Shares in Stanley Mining Services Limited.**+

2.3        Stanley Mining Services Limited Part B Statement in Relation to the Takeover Offers
           by Layne Christensen Australia Pty Ltd.**+

4.1        Restated Certificate of Incorporation of the Company (filed with the Company's
           Annual Report on Form 10-K for the fiscal year ended January 31, 1996 (File No.
           0-20578) as Exhibit 3(1) and incorporated herein by reference).

4.2        Bylaws of the Company (filed with Amendment No. 2 to the Company's Registration
           Statement (File No. 33-48432) as Exhibit 3(2) and incorporated herein by reference).

4.3        Specimen Common Stock Certificate (filed with Amendment No. 3 to the Company's
           Registration Statement (File No. 33-42432) as Exhibit 4(1) and incorporated herein by reference).

5.1        Opinion of Latham & Watkins.+

10.1       Tax Liability Indemnification Agreement between the Company and The Marley Company
           (filed with Amendment No. 3 to the Company's Registration Statement (File No.
           33-48432) as Exhibit 10(2) and incorporated herein by reference).

10.2       Lease Agreement between the Company and Parkway Partners, L.L.C. dated December 21,
           1994 (filed with the Company's Annual Report on Form 10-K for the fiscal year ended
           January 31, 1995 (File No. 0-20578) as Exhibit 10(2) and incorporated herein by reference).

10.2.1     First Modification & Ratification of Lease, dated as of February 26, 1996, between
           Parkway Partners, L.L.C. and the Company (filed with the Company's Annual Report on
           Form 10-K for the fiscal year ended January 31, 1996 (File No. 0-20578) as Exhibit
           10(2.1) and incorporated herein by reference).

10.3       Form of The Layne Capital Accumulation Plan and Trust Agreement (filed with the
           Company's Registration Statement (File No. 33-48432) as Exhibit 10(5) and
           incorporated herein by reference).

10.4       Layne, Inc. 1992 Stock Option Plan (filed with Amendment No. 3 to the Company's
           Registration Statement (File No. 33-48432) as Exhibit 10(6) and incorporated herein by reference).

10.5       Form of Stock Option Agreement between the Company and management of the Company
           (filed with Amendment No. 3 to the Company's Registration Statement (File No.
           33-48432) as Exhibit 10(7) and incorporated herein by reference).

10.6       Form of Non Qualified Stock Option Agreement (Spin-Off Options) between the Company and Robert J. Dineen (filed with Amendment No. 3 to the Company's Registration
           Statement (File No. 33-48432) as Exhibit 10(9) and incorporated herein by reference).

10.7       Insurance Liability Indemnity Agreement between the Company and The Marley Company
           (filed with Amendment No. 3 to the Company's Registration Statement (File No.
           33-48432) as Exhibit 10(10) and incorporated herein by reference).

10.8       Form of the Layne, Inc. Executive Incentive Compensation Plan (filed with the
           Company's Form 10-Q for the quarterly period ended July 31, 1994 (File No. 0-20578)
           as Exhibit 10(2) and incorporated herein by reference).

10.9       Agreement between The Marley Company and the Company relating to tradename (filed with Amendment No. 2 to the Company's Registration Statement (File No. 33-48432) as
           Exhibit 10(12) and incorporated herein by reference).

10.10      Form of Subscription Agreement for management of the Company (filed with Amendment
           No. 3 to the Company's Registration Statement (File No. 33-48432) as Exhibit 10(16)
           and incorporated herein by reference).

10.11      Form of Subscription Agreement between the Company and Robert J. Dineen (filed with
           Amendment No. 3 to the Company's Registration Statement (File No. 33-48432) as
           Exhibit 10(17) and incorporated herein by reference).

10.12      New Credit Agreement.*

10.13      Letter Agreement between Andrew B. Schmitt and the Company dated October 12, 1993
           (filed with the Company's Annual Report on Form 10-K for the transition period from
           May 1, 1993 to January 31, 1994 (File No. 0-20578) as Exhibit 10(17) and
           incorporated herein by reference).

10.14      Note Agreement, dated as of March 15, 1996, between the Company and Massachusetts
           Mutual Life Insurance Company ("Purchaser") for the issuance and sale to Purchaser of $25,000,000 aggregate principal amount of 6.75% Senior Notes due March 15, 2006
           (filed with the Company's Annual Report on Form 10-K for the fiscal year ended
           January 31, 1996 (File No. 0-20578), as Exhibit 10(14) and incorporated herein by reference).

10.15      Amendment to Note Agreement, dated as of July 25, 1997, between the Company and
           Massachusetts Mutual Life Insurance Company.*

10.16      Form of Incentive Stock Option Agreement between the Company and management of the
           Company (filed with the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1996 (File No. 0-20578), as Exhibit 10(15) and incorporated herein by reference).

10.17      Severance Agreement, dated July 3, 1995, between Christensen Boyles Corporation, a wholly owned subsidiary of the Company, and Eric R. Despain (filed with the
           Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1996
           (File No. 0-20578), as Exhibit 10(16) and incorporated herein by reference).

10.18      Registration Rights Agreement, dated as of November 30, 1995, between the Company and Marley Holdings, L.P. (filed with the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1996 (File No. 0-20578), as Exhibit 10(17) and
           incorporated herein by this reference).

10.19      Stockholders Agreement, dated as of December 28, 1995, among the Company, Marley
           Holdings, L.P., Greylock Investments Limited Partnership and certain other stockholders of the Company identified therein (filed with the Company's Annual
           Report on Form 10-K for the fiscal year ended January 31, 1996 (File No. 0-20578), as Exhibit 10(18) and incorporated herein by reference).

11.1       Statement regarding Computation of Per Share Earnings.+

23.1       Consent of Deloitte & Touche LLP.

23.2       Consent of KPMG.

23.3       Consent of Latham & Watkins (included in Exhibit 5.1).

24         Powers of Attorney.+

27         Financial Data Schedules (filed with the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1997 (File No. 0-20578) and the Company's
           Quarterly Report on Form 10-Q for the quarter ended April 30, 1997 (File No.
           0-20578)).


------------------------

 *  To be filed by amendment.

** Omits certain attachments. The Company will furnish supplementally a copy of any omitted attachment to the Commission upon request.

 +  Previously filed.